UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: April 12, 2021

(Date of earliest event reported)

MARVELL TECHNOLOGY GROUP LTD.

(Exact name of registrant as specified in its charter)

Bermuda	0-30877	77-0481679
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Victoria Place, 5th Floor

31 Victoria Street

Hamilton HM 10

Bermuda

(Address of principal executive offices, including Zip Code)

(441) 294-8000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	MRVL	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Senior Notes Offering

On April 12, 2021, Marvell Technology Group Ltd., a Bermuda exempted company (“Marvell”), announced that its wholly owned subsidiary, Marvell Technology, Inc., a Delaware corporation (“MTI”), completed its previously announced offering and issuance of: (i) $500,000,000 aggregate principal amount of 1.650% Senior Notes due 2026 (the “2026 Notes”), (ii) $750,000,000 aggregate principal amount of 2.450% Senior Notes due 2028 (the “2028 Notes”) and (iii) $750,000,000 aggregate principal amount of 2.950% Senior Notes due 2031 (the “2031 Notes” and, together with the 2026 Notes and the 2028 Notes, the “Notes,” and such offering, the “Offering”). The Notes were sold pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), to purchasers in the United States and pursuant to Regulation S under the Securities Act to purchasers outside of the United States.

The Notes were issued pursuant to, and are governed by, an indenture, dated as of April 12, 2021 (the “Base Indenture”), between MTI and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by a first supplemental indenture, dated as of April 12, 2021 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among MTI, Marvell and the Trustee. The Indenture contains customary covenants and restrictions, including covenants that require MTI, any guarantor and their restricted subsidiaries to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions or, with respect to MTI, merge or consolidate with another entity. The Indenture also provides for customary events of default.

The Offering was conducted in connection with the previously announced proposed acquisition of Inphi Corporation (“Inphi”), which is currently expected to close in April 2021, pending approval by Inphi’s stockholders and Marvell’s shareholders, as well as satisfaction of customary closing conditions. Pursuant to the Agreement and Plan of Merger and Reorganization, dated October 29, 2020 (the “Merger Agreement”), by and among Marvell, MTI, Maui Acquisition Company Ltd, a Bermuda exempted company and a wholly owned subsidiary of MTI (“Bermuda Merger Sub”), Indigo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of MTI (“Delaware Merger Sub”), and Inphi, a Delaware corporation, (i) Bermuda Merger Sub will be merged with and into Marvell (the “Bermuda Merger”), with Marvell continuing as a wholly owned subsidiary of MTI; and (ii) Delaware Merger Sub will be merged with and into Inphi (the “Delaware Merger” and, together with the Bermuda Merger, the “Mergers”), with Inphi continuing as a wholly owned subsidiary of MTI. MTI intends to use the net proceeds of the Offering to fund a portion of the aggregate cash portion of the merger consideration payable to Inphi stockholders in connection with the Mergers and to pay related fees and expenses. MTI expects to use any remaining net proceeds from the Offering for general corporate purposes.

The Offering is not conditioned upon the consummation of the Mergers. However, if (i) the Mergers have not been consummated on or prior to June 29, 2021 (or such later date as the parties may designate in accordance with the Merger Agreement, up to March 1, 2022) or (ii) prior to such date, MTI notifies the Trustee in respect of the Notes that MTI and Marvell will not pursue the consummation of the Mergers, then MTI will be required to redeem each series of the Notes then outstanding at a special mandatory redemption price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, to, but not including, the applicable special mandatory redemption date.

The Notes will accrue interest payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2021. The 2026 Notes will accrue interest at a rate of 1.650% per year, the 2028 Notes will accrue interest at a rate of 2.450% per year and the 2031 Notes will accrue interest at a rate of 2.950% per year. The 2026 Notes will mature on April 15, 2026, the 2028 Notes will mature on April 15, 2028 and the 2031 Notes will mature on April 15, 2031.

MTI may redeem the 2026 Notes, the 2028 Notes or the 2031 Notes at its option at any time in whole or from time to time in part prior to March 15, 2026 (the “2026 Par Call Date”), in the case of the 2026 Notes, February 15, 2028 (the “2028 Par Call Date”), in the case of the 2028 Notes, and January 15, 2031 (the “2031 Par Call Date” and, together with the 2026 Par Call Date and the 2028 Par Call Date, each, a “Par Call Date” and together, the “Par Call Dates”), in the case of the 2031 Notes, at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the applicable Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of such Notes, plus in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

MTI may redeem the 2026 Notes, the 2028 Notes or the 2031 Notes at its option at any time in whole or from time to time in part on or after the applicable Par Call Date at a redemption price equal to 100% of the aggregate principal amount of the applicable Notes being redeemed, plus in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

The foregoing description is qualified in its entirety by the full text of the Base Indenture and the First Supplemental Indenture, copies of which are attached hereto as Exhibit 4.1 and Exhibit 4.2. The terms of the Indenture, including the forms of the 2026 Notes, 2028 Notes and 2031 Notes attached hereto as Exhibits 4.3, 4.4 and 4.5, respectively, are incorporated by reference herein.

Registration Rights Agreement

In connection with the issuance and sale of the Notes, on April 12, 2021, Marvell and MTI also entered into a registration rights agreement (the “Registration Rights Agreement”) with the representatives of the initial purchasers of the Notes. Marvell and MTI agreed under the Registration Rights Agreement for MTI and Marvell to use their reasonable best efforts to (i) file a registration statement on an appropriate registration form with respect to a registered offer to exchange the Notes for new notes, with terms substantially identical in all material respects to the Notes, and (ii) cause the registration statement to become effective under the Securities Act. MTI shall be obligated to pay additional interest on the Notes in certain circumstances, including if it does not complete the exchange offer on or prior to the 365th day after the closing of the Offering (the “Target Registration Date”), or, if the shelf registration statement with respect to the Notes (if required to be filed) does not become effective by the later of (i) the Target Registration Date, or (ii) 90 days after the receipt of the relevant request for filing of a shelf registration statement from any initial purchaser pursuant to the terms of the Registration Rights Agreement.

The foregoing description is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.1. The terms of the Registration Rights Agreement are incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above with respect to the Indenture and the issuance of the Notes by MTI is incorporated by reference into this Item 2.03.

Item. 8.01.	Other Events.

In connection with the closing of the Offering, Marvell issued a press release pursuant to Rule 135c under the Securities Act. A copy of the press release is attached hereto as Exhibit 99.1.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between Marvell and Inphi. In connection with the proposed transaction, on March 11, 2021, MTI filed a registration statement on Form S-4 (File No. 333-251606) with the Securities and Exchange Commission (“SEC”), which included a joint proxy statement of Marvell and Inphi and a prospectus of MTI. The registration statement on Form S-4 has been declared effective by the SEC and a definitive joint proxy statement/prospectus has been sent to all Inphi stockholders and all Marvell shareholders who held shares as of the record date. Each party may file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INPHI AND INVESTORS AND SECURITY HOLDERS OF MARVELL ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Marvell shareholders and Inphi stockholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Marvell, Inphi or MTI through the website maintained by the SEC at www.sec.gov. The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at www.marvell.com or upon written request to Marvell Technology Group Ltd. at 5488 Marvell Lane, Santa Clara, CA 95054. The documents filed by Inphi with the SEC also may be obtained free of charge at Inphi’s website at www.inphi.com or upon written request to Inphi Corporation at 110 Rio Robles, San Jose, California 95134. Information available on, or accessible through, their respective websites is not incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction between Marvell, Inphi and MTI, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, integration efforts related to the transaction, regulatory approvals and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to: the completion of the proposed transaction on anticipated terms and timing or at all, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities and other conditions to the completion of the transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or our ability to integrate the businesses of Marvell and Inphi or due to unexpected costs, liabilities or delays; other factors impacting the semiconductor industry such as supply chain disruptions or component shortages that may impact the production of Marvell or Inphi products or may impact the price of components which in turn may impact margins on any impacted products and any constrained availability from other electronic suppliers impacting Marvell or Inphi customers’ ability to ship their products, which in turn may adversely impact sales to those customers; our ability to obtain or consummate financing or any refinancing related to the transactions upon acceptable terms or at all; risks related to the incurrence of indebtedness in connection with the transaction; litigation relating to the proposed transaction instituted against Marvell and Inphi and their respective directors or officers; the risk that disruptions from the proposed transaction will harm Marvell’s or Inphi’s business, including current plans and operations; the ability of Marvell or Inphi to retain and hire key personnel; our ability to protect our intellectual property; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; risks relating to the value of the shares to be issued in the transaction; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; the impact of public health crises, such as pandemics (including the coronavirus (“COVID-19”) pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets; risks related to the impact on Marvell’s and Inphi’s business of the COVID-19 pandemic, which have impacted, and may continue to impact, Marvell’s and Inphi’s workforce and operations and the transportation and manufacturing of Marvell’s and Inphi’s products; risks related to the impact of the COVID-19 pandemic, which have impacted, and may continue to impact the operations of Marvell’s and Inphi’s customers, distributors, vendors, suppliers, and partners; increased disruption and volatility in the capital markets and credit markets as a result of the COVID-19 pandemic, which could adversely affect Marvell’s and Inphi’s liquidity and capital resources; the impact of the COVID-19 pandemic, or other future pandemics, on the U.S. and global economies; disruptions caused by the COVID-19 pandemic resulting in worker absenteeism, quarantines and restrictions on Marvell’s and Inphi’s employees’ ability to work, innovate, collaborate, and travel; the effects that the current credit and market conditions caused by, or resulting from, the COVID-19 pandemic could have on the liquidity and financial condition of Marvell’s or Inphi’s customers and suppliers, including any impact on their ability to meet their contractual obligations; legislative, regulatory and economic developments affecting Marvell’s or Inphi’s businesses; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which Marvell, MTI and Inphi operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Marvell’s and/or Inphi’s financial performance; restrictions during the pendency of the proposed transaction that may impact Marvell’s or Inphi’s ability to pursue certain business opportunities or strategic transactions; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Marvell’s and Inphi’s response to any of the aforementioned factors; the risk of downturns in the highly cyclical semiconductor industry; failure to receive the approval of the securityholders of Marvell and/or Inphi; and the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect Marvell’s business described in the “Risk Factors” section of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Marvell from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Marvell gives no assurance that Marvell will achieve its expectations.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

4.1	Indenture, dated as of April 12, 2021, by and between Marvell Technology, Inc. and U.S. Bank National Association, as trustee

4.2	First Supplemental Indenture, dated as of April 12, 2021, by and among Marvell Technology, Inc., Marvell Technology Group Ltd. and U.S. Bank National Association, as trustee

4.3	Form of $500,000,000 1.650% Senior Notes due 2026 (included as Exhibit A to Exhibit 4.2)

4.4	Form of $750,000,000 2.450% Senior Notes due 2028 (included as Exhibit B to Exhibit 4.2)

4.5	Form of $750,000,000 2.950% Senior Notes due 2031 (included as Exhibit C to Exhibit 4.2)

10.1	Registration Rights Agreement, dated as of April 12, 2021, by and among Marvell Technology, Inc., Marvell Technology Group Ltd. and J.P. Morgan Securities, LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, as representatives of the initial purchasers of the Notes

99.1	Press release, dated April 12, 2021

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARVELL TECHNOLOGY GROUP LTD.

Date: April 12, 2021	By:	/s/ Jean Hu
Jean Hu
Chief Financial Officer

Exhibit 4.1

Marvell Technology, Inc.

as Issuer

and

U.S. Bank National Association,

as Trustee

INDENTURE

Dated as of April 12, 2021

TO THE EXTENT THE TRUST INDENTURE ACT APPLIES TO THIS INDENTURE OR ANY SUPPLEMENTAL INDENTURE, CERTAIN SECTIONS OF THIS INDENTURE RELATING TO SECTIONS 310 THROUGH 318 INCLUSIVE, OF THE TRUST INDENTURE ACT OF 1939

Trust Indenture Act Section	INDENTURE Section
Section 310(a)(1)	Section 609
(a)(2)	Section 609
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(b)	Section 608
Section 610
Section 311(a)	Section 613
(b)	Section 613
Section 312(a)	Section 701
Section 702
(b)	Section 702
(c)	Section 702
Section 313(a)	Section 703
(b)	Section 703
(c)	Section 703
(d)	Section 703
Section 314(a)	Section 704
(a)(4)	Section 1007
(b)	Not Applicable
(c)(1)	Section 102
(c)(2)	Section 102
(c)(3)	Not Applicable
(d)	Not Applicable
(e)	Section 102
Section 315(a)	Section 601
(b)	Section 602
(c)	Section 601
(d)	Section 601
(e)	Section 513
Section 316(a)	Section 101
(a)(1)(A)	Section 502 Section 511
(a)(1)(B)	Section 512
(a)(2)	Not Applicable
(b)	Section 508
(c)	Section 104
Section 317(a)(1)	Section 503
(a)(2)	Section 504
(b)	Section 1004
Section 318(a)	Section 107

NOTE: This reconciliation and tie shall not, for any purpose, be deemed to be a part of this Indenture.

i

ii

ARTICLE XI REDEMPTION OF SECURITIES	48

Section 1101. Applicability of Article	48
Section 1102. Election to Redeem; Notice to Trustee	48
Section 1103. Selection by Trustee of Securities to Be Redeemed	49
Section 1104. Notice of Redemption	49
Section 1105. Deposit of Redemption Price	50
Section 1106. Securities Payable on Redemption Date	51
Section 1107. Securities Redeemed in Part	51
Section 1108. Redemption for Tax Purposes	51

ARTICLE XII SINKING FUNDS	52

Section 1201. Applicability of Article	52
Section 1202. Satisfaction of Sinking Fund Payments with Securities	52
Section 1203. Redemption of Securities for Sinking Fund	52

ARTICLE XIII DEFEASANCE AND COVENANT DEFEASANCE	52

Section 1301. Company’s Option to Effect Defeasance or Covenant Defeasance	52
Section 1302. Defeasance and Discharge	53
Section 1303. Covenant Defeasance	53
Section 1304. Conditions to Defeasance or Covenant Defeasance	53
Section 1305. Deposited Money and U.S. Government Obligations to Be Held in Trust; Miscellaneous Provisions	55
Section 1306. Reinstatement	55

ARTICLE XIV REPAYMENT AT THE OPTION OF HOLDERS	56

Section 1401. Applicability of Article	56
Section 1402. Repayment of Securities	56
Section 1403. Exercise of Option	56
Section 1404. When Securities Presented for Repayment Become Due and Payable	56
Section 1405. Securities Repaid in Part	57

iii

INDENTURE, dated as of April 12, 2021, between Marvell Technology, Inc., a Delaware corporation (herein called the “Company”), and U.S. Bank National Association, a national banking association duly organized and existing under the laws of the United States, as Trustee (herein called the “Trustee”).

RECITALS OF THE COMPANY

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its debt securities (herein called the “Securities”), to be issued in one or more series as in this Indenture provided.

All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of any series thereof, as follows:

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS

OF GENERAL APPLICATION

Section 101. Definitions.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)	the terms defined in this Article I have the meanings assigned to them in this Article I and include the plural as well as the singular;

(2)	all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(3)	all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

(4)	unless the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this Indenture;

(5)	the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(6)	“including” means including without limitation;

(7)	“or” is inclusive;

(8)	references to statutes are to be construed as including all statutory provisions consolidating, amending or replacing the statute referred to;

(9)

when used with respect to any Security, the words “convert,” “converted” and “conversion” are intended to refer to the right of the Holder or the Company to convert or exchange such Security into or for securities or other property in accordance with such terms, if any, as may hereafter be specified for such Security as contemplated by Section 301, and these words are not intended to refer to any right of the Holder or the Company to exchange such Security for other Securities of the same series and like tenor pursuant to Section 304, Section 305, Section 306, Section 906 or Section 1107 or another similar provisions of this Indenture, unless the context otherwise requires; and references herein to the terms of any Security that may be converted mean such terms as may be specified for such Security as contemplated in Section 301;

(10)	the words “federal” and “state” refer to the United States federal government and a state of the United States, respectively; and

(11)

unless otherwise provided, references to agreements and other instruments shall be deemed to include all amendments and other modifications to such agreements and instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Indenture.

“Act,” when used with respect to any Holder, has the meaning specified in Section 104.

“Additional Amounts” has the meaning specified in Section 1005.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Procedures” means, with respect to a Depositary, as to any matter at any time, the policies and procedures of such Depositary, if any, that are applicable to such matter at such time.

“Authenticating Agent” means any Person authorized by the Trustee pursuant to Section 614 to act on behalf of the Trustee to authenticate Securities of one or more series.

“Bankruptcy Law” has the meaning specified in Section 501.

“Board of Directors” means either the Board of Directors of the Company or any Guarantor or any duly authorized committee of that Board of Directors.

“Board Resolution” means a copy of one or more resolutions certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification and delivered to the Trustee.

“Business Day” means, when used with respect to any Place of Payment, unless otherwise specified as contemplated by Section 301, any day, other than a Saturday or Sunday, which is not a day on which banking institutions are authorized or required by law or executive order to close or on which commercial banks in New York, New York or in the Place of Payment are authorized or required by law to close.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commission” means the U.S. Securities and Exchange Commission, from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Company” means the Person named as the “Company” in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Person.

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by an Officer of the Company (or any Person designated in writing by an Officer of the Company as authorized to execute and deliver Company Requests and Company Orders), and delivered to the Trustee.

“Corporate Trust Office” means the principal office of the Trustee at which, at any particular time, its corporate trust business with respect to this Indenture shall be conducted (which office is located as of the date of this Indenture at One California Street, Suite 1000, San Francisco, CA 94111, Attention: D. Jason (Marvell Technology), or at any other time at such other address as the Trustee may designate from time to time by notice to the Holders).

“Covenant Defeasance” has the meaning specified in Section 1303.

“Custodian” has the meaning specified in Section 501.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Defaulted Interest” has the meaning specified in Section 307.

“Defeasance” has the meaning specified in Section 1302.

“Depositary” means, with respect to Securities of any series issuable in whole or in part in the form of one or more Global Securities, the Person that is designated to act as depositary for such Securities as contemplated by Section 305, and, unless otherwise provided with respect to any Security, any successor to such Person. If at any time there is more than one such Person, “Depositary” shall mean, with respect to any Securities, the depositary which has been appointed with respect to such Securities.

“Event of Default” has the meaning specified in Section 501.

“Exchange Act” means the U.S. Securities Exchange Act of 1934 and any statute successor thereto, in each case as amended from time to time.

“Expiration Date” has the meaning specified in Section 104.

“Foreign Currency” means any currency, composite currency or currency unit issued by a government or governments other than the government of the United States of America including, without limitation, the euro.

“Foreign Government Obligations” means, with respect to any Securities that are denominated in a Foreign Currency, (a) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged or (b) obligations of a person controlled or supervised by or acting as an agency or instrumentality of such government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which, in either case under clauses (a) or (b), are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such Foreign Government Obligation or a specific payment of interest on or principal of or other amount payable with respect to any such Foreign Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Foreign Government Obligation or the specific payment of interest on or principal of or other amount payable with respect to the Foreign Government Obligation evidenced by such depository receipt.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Global Security” means a Security that evidences all or part of the Securities of any series and bears the legend set forth in Section 202 (or such legend as may be specified as contemplated by Section 301 for such Securities).

“Holder” means a Person in whose name a Security is registered in the Security Register.

“Indenture” means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, to the extent that the Trust Indenture Act applies to this instrument or any supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be part of and govern this instrument or any such supplemental indenture, respectively. The term “Indenture” shall also include the terms of particular series of Securities established as contemplated by Section 301.

“interest” means, when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, interest payable after Maturity.

“Interest Payment Date” means, when used with respect to any Security, the Stated Maturity of an installment of interest on such Security.

“Judgment Currency” has the meaning specified in Section 116.

“Market Exchange Rate” has the meaning specified in Section 117.

“Marvell” means Marvell Technology Group Ltd., a Bermuda exempted company.

“Maturity” means, when used with respect to any Security, the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated as of October 29, 2020, by and among the Company, Marvell, Maui Acquisition Company Ltd. A Bermuda exempted company, Indigo Acquisition Corp., a Delaware corporation, and Inphi Corporation (“Inphi”), a Delaware corporation, as such agreement may be amended, supplemented or otherwise modified from time to time.

“Mergers” means (1) the merger of Maui Acquisition Company Ltd, the Company’s wholly-owned subsidiary, with and into Marvell, with Marvell continuing as the surviving company and the Company’s wholly-owned subsidiary, and (2) the merger of Indigo Acquisition Corp., a wholly-owned subsidiary of Maui Acquisition Company Ltd, with and into Inphi, with Inphi continuing as the surviving corporation and the Company’s wholly-owned subsidiary.

“Notice of Default” means a written notice of the kind specified in Section 501.

“Officer” means the Chief Executive Officer, the Chief Financial Officer, the Corporate Treasurer, the Corporate Controller, or the General Counsel and Secretary, of the Company.

“Officer’s Certificate” means a certificate signed by an Officer of the Company (or any Person designated in writing by an Officer of the Company as authorized to execute and deliver Officer’s Certificates) and delivered to the Trustee.

“Opinion of Counsel” means a written opinion of counsel and who shall be reasonably acceptable to the Trustee. The counsel may be an employee of the Company. Opinions of Counsel required to be delivered under this Indenture may have qualifications customary for opinions of the type required.

“Original Issue Discount Security” means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502.

“Outstanding” means, when used with respect to Securities, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(1)	Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(2)

Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(3)	Securities as to which Defeasance has been effected pursuant to Section 1302;

(4)

Securities which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Company; and

(5)

Securities as to which any property deliverable upon conversion thereof has been delivered (or such delivery has been made available), or as to which any other particular conditions have been satisfied, in each case as may be provided for such Securities as contemplated in Section 301;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, (A) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date pursuant to Section 502, (B) if, as of such date, the principal amount payable at the Stated Maturity of a Security is not determinable, the principal amount of such Security which shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 301, (C) the principal amount of a Security denominated in one or more Foreign Currencies, composite currencies or currency units which shall be deemed to be Outstanding shall be the U.S. dollar equivalent, determined as of such date in the manner provided as contemplated by Section 301, of the principal amount of such Security (or, in the case of a Security described in clause (A) or (B) above, of the amount determined as provided in such clause), and (D) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

“Paying Agent” means any Person authorized by the Company to pay the principal of or premium, if any, or interest on any Securities on behalf of the Company. The Company initially authorizes and appoints the Trustee as the Paying Agent for each series of the Securities.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Place of Payment” means, when used with respect to the Securities of any series, the place or places where the principal of and premium, if any, and interest on the Securities of such series are payable as specified as contemplated by Section 301.

“Predecessor Security” means, with respect to any particular Security, every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.

“Redemption Date” means, when used with respect to any Security to be redeemed, the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price” means, when used with respect to any Security to be redeemed, the price at which it is to be redeemed pursuant to this Indenture.

“Regular Record Date” means, for the interest payable on any Interest Payment Date on the Securities of any series, the date specified for that purpose as contemplated by Section 301.

“Repayment Date” means, when used with respect to a Security to be repaid at the option of a Holder, the date fixed for such repayment by or pursuant to this Indenture.

“Required Currency” has the meaning specified in Section 116.

“Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant secretary, senior associate, associate, trust officer, or any other officer associated with the corporate trust department of the Trustee customarily performing functions similar to those performed by any of the above designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of such person’s knowledge of and familiarity with the particular subject, and in each case, who shall have direct responsibility for the administration of this Indenture.

“Securities” has the meaning specified in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.

“Securities Act” means the U.S. Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time.

“Security Register” and “Security Registrar” have the respective meanings specified in Section 305.

“Special Record Date” means, for the payment of any Defaulted Interest, a date fixed by the Trustee pursuant to Section 307.

“Stated Maturity” means, when used with respect to any Security or any installment of principal thereof or interest thereon, the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

“Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

“Successor” has the meaning specified in Section 801.

“Taxes” has the meaning specified in Section 1005.

“Taxing Jurisdiction” has the meaning specified in Section 1005.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939 as in force at the date as of which this Indenture was executed; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, “Trust Indenture Act” means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, “Trustee” as used with respect to the Securities of any series shall mean the Trustee with respect to Securities of that series.

“U.S. Government Obligation” has the meaning specified in Section 1304(1).

“Vice President” means, when used with respect to the Company or the Trustee, any vice president, whether or not designated by a number or a word or words added before or after the title “vice president.”

Section 102. Compliance Certificates and Opinions.

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished by the Company.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except for certificates provided for in Section 1007) shall include:

(1)	a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)

a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)	a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 103. Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an Officer (or any Person designated in writing by an Officer of the Company as authorized to execute and deliver the Securities) may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such Officer (or any such Person designated in writing by an Officer of the Company as authorized to execute and deliver the Securities) knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which such Officer’s (or such Person’s) certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an Officer or Officers of the Company (or any Person or Persons designated in writing by an Officer of the Company as authorized to execute and deliver the Securities) stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous. Counsel delivering an Opinion of Counsel may also rely as to factual matters on certificates of governmental or other officials customary for opinions of the type required.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 104. Acts of Holders; Record Dates.

Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and, subject to Section 601, conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section 104.

The fact and date of the execution by any Person of any such instrument or writing may be proved in any manner which the Trustee reasonably deems sufficient. Where such execution is by a Person acting in a capacity other than such Person’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of such Person’s authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

The ownership of Securities shall be proved by the Security Register.

Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

The Company may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities of such series; provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of the relevant series on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Securities of the relevant series in the manner set forth in Section 105 and Section 106.

The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 502, (iii) any request to institute proceedings referred to in Section 507(2) or (iv) any direction referred to in Section 511, in each case with respect to Securities of such series. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of such series on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder of Securities of the relevant series in the manner set forth in Section 105 and Section 106.

With respect to any record date set pursuant to this Section 104, the party hereto which sets such record dates may designate any day as the “Expiration Date” and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Securities of the relevant series in the manner set forth in Section 106, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section 104, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph.

Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

Section 105. Notices, Etc., to Trustee and Company.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1)

the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing (which may be by facsimile) to or with the Trustee at its Corporate Trust Office at the location specified in Section 101; or

(2)

the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to the attention of the Secretary of the Company at the address of the Company’s principal office specified in writing to the Trustee by the Company and, until further notice, at 1000 N. West Street, Suite 1200, Wilmington, DE 19801, Attention: Corporate Secretary, with a copy to: Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054, Attention: Office of the Chief Administration and Legal Officer.

In addition to the foregoing, the Trustee agrees to accept and act upon notice, instructions or directions pursuant to this Indenture sent by unsecured e-mail, facsimile transmission or other similar unsecured electronic methods. If the party elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

Section 106. Notice to Holders; Waiver.

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, sent by overnight courier or hand delivery, transmitted by email or transmitted by facsimile transmission to each Holder affected by such event, at such Holder’s address as it appears in the Security Register, not later than the latest date, if any, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Any notice when mailed to a Holder in the aforesaid manner shall be conclusively deemed to have been received by such Holder whether or not actually received by such Holder. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Where this Indenture provides for notice of any event to a Holder of a Global Security, such notice shall be sufficiently given if given to the Depositary for such Security (or its designee), pursuant to the Applicable Procedures of the Depositary, not later than the latest date, if any, and not earlier than the earliest date, if any, prescribed for the giving of such notice.

Section 107. Conflict with Trust Indenture Act.

To the extent the Trust Indenture Act applies to this Indenture or any supplemental indenture, if any provision of this Indenture or such supplemental indenture limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under such Act to be a part of and govern this Indenture or such supplemental indenture, the latter provision shall control. If any provision of this Indenture or such supplemental indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture or such supplemental indenture as so modified or to be excluded, as the case may be.

Section 108. Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 109. Successors and Assigns.

All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not. All agreements of the Trustee in this Indenture shall bind its successors and assigns, whether so expressed or not.

Section 110. Separability Clause.

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 111. Benefits of Indenture.

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 112. Governing Law.

This Indenture and the Securities shall be governed by, and construed in accordance with, the law of the State of New York.

Section 113. Legal Holidays.

In any case where any Interest Payment Date, Redemption Date, Repayment Date or Stated Maturity of any Security, or any date on which a Holder has the right to convert such Holder’s Security, shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Securities (other than a provision of any Security which specifically states that such provision shall apply in lieu of this Section 113)) payment of principal and premium, if any, or interest, or the Redemption Price or conversion of such Security, shall not be made at such Place of Payment on such date, but shall be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date, Redemption Date or Repayment Date, or at the Stated Maturity, or on such conversion date. In the case, however, of Securities of a series bearing interest at a floating rate based on the London interbank offered rate (LIBOR) or a successor or substitute rate therefor, if any Interest Payment Date (other than the Redemption Date, Repayment Date or Stated Maturity) would otherwise be a date that is not a Business Day, then the Interest Payment Date shall be postponed to the following date which is a Business Day, unless that Business Day falls in the next succeeding calendar month, in which case the Interest Payment Date will be the Business Day immediately preceding the scheduled Interest Payment Date. No interest shall accrue for the period from and after any such Interest Payment Date, Redemption Date, Repayment Date, Stated Maturity or conversion date, as the case may be, to the date of such payment.

Section 114. No Recourse Against Others.

No recourse shall be had for the payment of principal of, or premium, if any, or interest, if any, on any Security of any series, or for any claim based thereon, or upon any obligation, covenant or agreement of this Indenture, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or any successor corporation of the Company, either directly or indirectly through the Company or any successor corporation of the Company, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment of penalty or otherwise; it being expressly agreed and understood that this Indenture and all the Securities of each series are solely corporate obligations, and that no personal liability whatsoever shall attach to, or is incurred by, any incorporator, shareholder, officer or director, past, present or future, of the Company or of any successor corporation of the Company, either directly or indirectly through the Company or any successor corporation of the Company, because of the incurring of the indebtedness hereby authorized or under or by reason of any of the obligations, covenants or agreements contained in this Indenture or in any of the Securities of any series, or to be implied herefrom or therefrom; and that all such personal liability is hereby expressly released and waived as a condition of, and as part of the consideration for, the execution of this Indenture and the issuance of the Securities of each series.

Section 115. WAIVER OF JURY TRIAL.

EACH OF THE COMPANY, THE TRUSTEE AND EACH HOLDER OF A SECURITY BY ITS ACCEPTANCE THEREOF HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING AS AMONG OR BETWEEN THE COMPANY, THE TRUSTEE AND/OR A HOLDER OF A SECURITY ONLY ARISING OUT OF OR RELATING TO THIS INDENTURE OR THE SECURITIES.

Section 116. Judgment Currency; Submission to Jurisdiction and Consent to Service.

The Company agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of or interest on the Securities of any series (the “Required Currency”) into a currency in which a judgment will be rendered (the “Judgment Currency”), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee for such Securities could purchase in the City of New York the Required Currency with the Judgment Currency at 10:00 A.M. New York City time, or as close to such time as is reasonably practicable, on the day on which final unappealable judgment is entered, unless such day is not a New York Banking Day, then, to the extent permitted by applicable law, the rate of exchange used shall be the rate at which in accordance with normal banking procedures such Trustee could purchase in The City of New York the Required Currency with the Judgment Currency at 10:00 A.M. New York City time, or as close to such time as is reasonably practicable, on the New York Banking Day preceding the day on which final unappealable judgment is entered and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment (whether or not entered in accordance with this Subsection (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture. For purposes of the foregoing, “New York Banking Day” means any day except a Saturday, Sunday or a legal holiday in the City of New York or a day on which banking institutions in the City of New York are authorized or required by law or executive order to close.

The Company hereby irrevocably submits to the jurisdiction of any New York State court sitting in the Borough of Manhattan in the City of New York or any federal court sitting in the Borough of Manhattan in the City of New York in respect of any suit, action or proceeding arising out of or relating to this Indenture and the Securities, and irrevocably accepts for itself and in respect of its property, generally and unconditionally, jurisdiction of the aforesaid courts. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may have to the laying of the venue of any such suit, action or proceeding brought in an inconvenient forum. The Company agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Company, and may be enforced in the courts of Bermuda (or any other courts to the jurisdiction of which the Company is subject) by a suit upon such judgment, provided, that service of process is effected upon the Company in the manner specified herein or as otherwise permitted by law.

The Company hereby irrevocably designates and appoints Marvell Semiconductor, Inc., a California corporation, 5488 Marvell Lane, Santa Clara, CA 95054, United States of America, (the “Process Agent”) as its authorized agent for service of process for purposes of this Section 116, it being understood that the designation and appointment of the Process Agent as such authorized agent shall become effective immediately without any further action on the part of the Company. The Company further agrees that service of process upon the Process Agent and written notice of said service to the Company mailed by prepaid registered first class mail or delivered to the Process Agent at its principal office, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments as may be necessary, to continue such designation and appointment of the Process Agent in full force and effect so long as the Company has any outstanding obligations under this Indenture. To the extent the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, executor or otherwise) with respect to itself or its property, the Company hereby irrevocably waives such immunity in respect of its obligations under this Indenture to the extent permitted by law.

Section 117. Securities in a Composite Currency, Currency Unit or Foreign Currency.

Unless otherwise provided pursuant to Section 301 of this Indenture with respect to a particular series of Securities, whenever for purposes of this Indenture any consent, notice, waiver or other action may be taken or given by the Holders of a specified percentage in aggregate principal amount of Securities of one or more series at the time outstanding and, at such time, all the outstanding Securities of such series are not denominated in the same currency or currency unit or are denominated in a Foreign Currency, then the principal amount (which, in the case of Original Issue Discount Securities, shall be determined as provided in the definition of “Outstanding” in Section 101 hereof) of Securities of such series which shall be deemed to be outstanding for the purpose of giving any consent, notice or waiver or taking any other action under this Indenture or the Securities of such series shall be (except in the case of any such Securities denominated in Dollars) that amount of Dollars that could be obtained for such principal amount (or other amount, as the case may be) at the Market Exchange Rate at such time. For purposes of this Section 117, “Market Exchange Rate” shall mean the noon Dollar buying rate in New York City for cable transfers of such currency or currencies as published by the Federal Reserve Bank of New York, as of the most recent available date. If such Market Exchange Rate is not available for any reason with respect to any such currency, the Company shall use, in its sole discretion, such quotation of the Federal Reserve Bank of New York as of the most recent available date, or quotations or rates of exchange from one or more major banks in The City of New York or in the country of issue of the currency in question, which for purposes of euros shall be Brussels, Belgium, or such other quotations or rates of exchange as the Company shall deem appropriate.

The Company may, at its option, appoint an agent to obtain the Market Exchange Rate (or alternative rate) and to perform the relevant calculations with respect to any Securities denominated in a currency or currencies other than Dollars. All decisions and determinations of the Company or any such agent regarding the Market Exchange Rate or any alternative determination provided for in the preceding paragraph shall be in its sole discretion and shall, in the absence of manifest error, to the extent permitted by law, be conclusive for all purposes and irrevocably binding upon the Company and all Holders.

ARTICLE II

SECURITY FORMS

Section 201. Forms Generally.

The Securities of each series shall be in substantially such form or forms as shall be established by or pursuant to a Board Resolution or, subject to Section 303, set forth in, or determined in the manner provided in, an Officer’s Certificate pursuant to a Board Resolution, or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with applicable tax laws or the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the Officer (or any Person designated in writing by an Officer of the Company as authorized to execute and deliver the Securities) executing such Securities, as evidenced by his or her execution thereof. If the form of Securities of any series is established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Company Order contemplated by Section 303 for the authentication and delivery of such Securities. If all of the Securities of any series established by action taken pursuant to a Board Resolution are not to be issued at one time, it shall not be necessary to deliver a record of such action at the time of issuance of each Security of such series, but an appropriate record of such action shall be delivered at or before the time of issuance of the first Security of such series.

The definitive Securities shall be printed, lithographed or engraved or may be produced in any other manner, all as determined by the Officer (or any Person designated in writing by an Officer of the Company as authorized to execute and deliver the Securities) executing such Securities, as evidenced by his or her execution of such Securities.

Section 202. Form of Legend for Global Securities.

Unless otherwise specified as contemplated by Section 301 for the Securities evidenced thereby or as required by Applicable Procedures, every Global Security authenticated and delivered hereunder shall bear a legend in substantially the following form:

[Insert, if applicable — UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.]

[Insert, if applicable — THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE REFERRED TO HEREIN AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.]

Section 203. Form of Trustee’s Certificate of Authentication.

The Trustee’s certificates of authentication shall be in substantially the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

U.S. Bank National Association, as Trustee

By:
Authorized Signatory

ARTICLE III

THE SECURITIES

Section 301. Amount Unlimited; Issuable in Series.

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series. There shall be established in or pursuant to (a) a Board Resolution or pursuant to authority granted by a Board Resolution and, subject to Section 303, set forth, or determined in the manner provided, in an Officer’s Certificate, or (b) one or more indentures supplemental hereto, prior to the issuance of Securities of any series:

(1)	the title of the Securities of the series (which shall distinguish the Securities of the series from Securities of any other series);

(2)

the limit, if any, on the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 304, Section 305, Section 306, Section 906, Section 1107 or Section 1405 and except for any Securities which, pursuant to Section 303, are deemed never to have been authenticated and delivered hereunder); provided, however, that the authorized aggregate principal amount of such series may from time to time be increased above such amount by a Board Resolution to such effect;

(3)	the price or prices at which the Securities will be sold;

(4)

the Person to whom any interest on a Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest;

(5)	the date or dates on which the principal and premium, if any, of any Securities of the series is payable or the method used to determine or extend those dates;

(6)

the rate or rates at which any Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which any such interest shall accrue, or the method by which such date or dates shall be determined, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date, if any, for any such interest payable on any Interest Payment Date, or the method by which such date or dates shall be determined, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months, the right, if any, to extend or defer interest payments and the duration of such extension or deferral;

(7)

the place or places where the principal of and any premium and interest on any Securities of the series shall be payable, the place or places where the Securities of such series may be presented for registration of transfer or exchange, the place or places where notices and demands to or upon the Company in respect of the Securities of such series may be made and the manner in which any payment may be made;

(8)

the period or periods within which or the date or dates on which, the price or prices at which, the currency or currency units in which, and the terms and conditions upon which any Securities of the series may be redeemed, in whole or in part, at the option of the Company and, if other than by a Board Resolution, the manner in which any election by the Company to redeem the Securities shall be evidenced;

(9)

the obligation or the right, if any, of the Company to redeem or purchase any Securities of the series pursuant to any sinking fund, amortization, special mandatory redemption or analogous provisions or at the option of the Holder thereof and the period or periods within which, the price or prices at which, the currency or currency units in which, and the terms and conditions upon which any Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(10)	if other than minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof, the denominations in which any Securities of the series shall be issuable;

(11)	if other than the Trustee, the identity of each Security Registrar and/or Paying Agent;

(12)

if the amount of principal of or premium, if any, or interest on any Securities of the series may be determined with reference to a financial or economic measure or index or pursuant to a formula, the manner in which such amounts shall be determined;

(13)

if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or premium, if any, or interest on any Securities of the series shall be payable and the manner of determining the equivalent thereof in the currency of the United States of America for any purpose, including for purposes of the definition of “Outstanding” in Section 101;

(14)

if the principal of or premium, if any, or interest on any Securities of the series is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than that or those in which such Securities are stated to be payable, the currency, currencies or currency units in which the principal of or premium, if any, or interest on such Securities as to which such election is made shall be payable, the periods within which or the dates on which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount shall be determined);

(15)

if the provisions of Section 401 relating to the satisfaction and discharge of this Indenture shall apply to the Securities of that series; or if provisions for the satisfaction and discharge of this Indenture other than as set forth in Section 401 shall apply to the Securities of that series;

(16)

if other than the entire principal amount thereof, the portion of the principal amount of any Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502 or the method by which such portion shall be determined;

(17)

if the principal amount payable at the Stated Maturity of any Securities of the series will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which shall be deemed to be the principal amount of such Securities as of any such date for any purpose thereunder or hereunder, including the principal amount thereof which shall be due and payable upon any Maturity other than the Stated Maturity or which shall be deemed to be Outstanding as of any date prior to the Stated Maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);

(18)

whether and under what circumstances the Company will pay Additional Amounts on the Securities of the series held by a person in respect of any Taxes withheld or deducted and, if so, whether the Company will have the option to redeem such Securities rather than pay such Additional Amounts;

(19)

if other than by a Board Resolution, the manner in which any election by the Company to defease any Securities of the series pursuant to Section 1302 or Section 1303 shall be evidenced; whether any Securities of the series other than Securities denominated in U.S. dollars and bearing interest at a fixed rate are to be subject to Section 1302 or Section 1303; or, in the case of Securities denominated in U.S. dollars and bearing interest at a fixed rate, if applicable, that the Securities of the series, in whole or any specified part, shall not be defeasible pursuant to Section 1302 or Section 1303 or both such Sections;

(20)

if applicable, that any Securities of the series shall be issuable in whole or in part in the form of one or more Global Securities and, in such case, the respective Depositaries for such Global Securities, the form of any legend or legends which shall be borne by any such Global Security in addition to or in lieu of that set forth in Section 202 and any circumstances in addition to or in lieu of those set forth in clause (2) of the last paragraph of Section 305 in which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the name or names of Persons other than the Depositary for such Global Security or a nominee thereof;

(21)

any addition to, deletion from or change in the Events of Default which applies to any Securities of the series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 502;

(22)	any addition to, deletion from or change in the covenants set forth in Article X which applies to Securities of the series;

(23)

the terms of any right to convert or exchange Securities of such series into any other securities or property of the Company or of any other corporation or Person, and the additions or changes, if any, to this Indenture with respect to the Securities of such series to permit or facilitate such conversion or exchange;

(24)

whether the Securities of the series will be guaranteed by any Person or Persons and, if so, the identity of such Person or Persons, the terms and conditions upon which such Securities shall be guaranteed and, if applicable, the terms and conditions upon which such guarantees may be subordinated to other indebtedness of the respective guarantors;

(25)

whether the Securities of the series will be secured by any collateral and, if so, the terms and conditions upon which such Securities shall be secured and, if applicable, upon which such liens may be subordinated to other liens securing other indebtedness of the Company or any guarantor;

(26)	whether the Securities will be issued in a transaction registered under the Securities Act and any restriction or condition on the transferability of the Securities of such series;

(27)	the exchanges, if any, on which the Securities may be listed; and

(28)	any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture, except as permitted by Section 901).

All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution referred to above or pursuant to authority granted by one or more Board Resolutions and, subject to Section 303, set forth, or determined in the manner provided, in the Officer’s Certificate referred to above or in any such indenture supplemental hereto. All Securities of any one series need not be issued at one time and, unless otherwise provided in or pursuant to the Board Resolution referred to above and, subject to Section 303, set forth, or determined in the manner provided, in the Officer’s Certificate referred to above or pursuant to authority granted by one or more Board Resolutions or in any such indenture supplemental hereto with respect to a series of Securities, additional Securities of a series may be issued, at the option of the Company, without the consent of any Holder, at any time and from time to time; provided that if the additional Securities are not fungible with the outstanding Securities of the applicable series for U.S. federal income tax purposes, the additional Securities will have one or more separate CUSIP numbers.

If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Officer’s Certificate setting forth the terms of the series.

Section 302. Denominations.

The Securities of each series shall be issuable only in registered form without coupons and only in such denominations as shall be specified as contemplated by Section 301. In the absence of any such specified denomination with respect to the Securities of any series, the Securities of such series shall be issuable in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Section 303. Execution, Authentication, Delivery and Dating.

The Securities shall be executed on behalf of the Company by an Officer of the Company (or any Person designated in writing by an Officer of the Company as authorized to execute and deliver the Securities). The signature of any of these officers on the Securities may be manual or facsimile. Electronic signatures believed by the Trustee to comply with the ESIGN Act of 2000 or other applicable law (including electronic images of handwritten signatures and digital signatures provided by DocuSign, Orbit, Adobe Sign or any other digital signature provider identified by any other party hereto and acceptable to the Trustee) shall be deemed original signatures for all purposes. Each other party to this First Supplemental Indenture assumes all risks arising out of the use of electronic signatures and electronic methods to send Notices to the Trustee, including without limitation the risk of the Trustee acting on an unauthorized Notice and the risk of interception or misuse by third parties. Notwithstanding the foregoing, the Trustee may in any instance and in its sole discretion require that a Notice in the form of an original document bearing a manual signature be delivered to the Trustee in lieu of, or in addition to, any such electronic Notice

Securities bearing the manual, electronic or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with an Officer’s Certificate and a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Securities. If the form or terms of the Securities of the series have been established by or pursuant to one or more Board Resolutions or pursuant to authority granted by one or more Board Resolutions as permitted by Section 201 and Section 301, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be provided with, and, subject to Section 601, shall be fully protected in relying upon, an Opinion of Counsel stating,

(1)

if the form of such Securities has been established by or pursuant to Board Resolution or pursuant to authority granted by one or more Board Resolutions as permitted by Section 201, that such form has been established in conformity with the provisions of this Indenture;

(2)

if the terms of such Securities have been established by or pursuant to Board Resolution or pursuant to authority granted by one or more Board Resolutions as permitted by Section 301, that such terms have been established in conformity with the provisions of this Indenture; and

(3)

that such Securities, when authenticated by the Trustee and issued and delivered by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles and (iii) an implied covenant of good faith and fair dealing.

If such form or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will adversely affect the Trustee’s own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Notwithstanding the provisions of Section 301 and of the preceding paragraph of this Section 303, if all Securities of a series are not to be originally issued at one time, including in the event that the aggregate principal amount of a series of Outstanding Securities is increased as contemplated by Section 301, it shall not be necessary to deliver the Officer’s Certificate, Board Resolution or supplemental indenture otherwise required pursuant to Section 301 or the Company Order and Opinion of Counsel otherwise required pursuant to this Section 303 at or prior to the authentication of each Security of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Security of such series to be issued.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided in Section 309, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Section 304. Temporary Securities.

Pending the preparation of definitive Securities of any series, the Company may execute, and, upon Company Order, the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities of such series in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.

If temporary Securities of any series are issued, the Company will cause definitive Securities of such series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Company in a Place of Payment for such series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series, the Company shall execute and the Trustee shall, upon Company Order, authenticate and deliver in exchange therefor one or more definitive Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series and tenor.

Section 305. Registration, Registration of Transfer and Exchange.

The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company in a Place of Payment being herein sometimes collectively referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby appointed “Security Registrar” for the purpose of registering Securities and transfers of Securities as herein provided.

Subject to the prior written consent of the Bermuda Monetary Authority, to the extent required by applicable law, upon surrender for registration of transfer of any Security of a series at the office or agency of the Company in a Place of Payment for such series, the Company shall execute, and the Trustee, upon Company Order, shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of the same series, of any authorized denominations and of like tenor and principal amount. The Trustee shall not be required to confirm that the written consent of the Bermuda Monetary Authority has been granted prior to authenticating a new Security.

At the option of the Holder, Securities of any series may be exchanged for other Securities of the same series, of any authorized denominations and of like tenor and principal amount, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee, upon Company Order, shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or such Holder’s attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 304, Section 906, Section 1107 or Section 1405 not involving any transfer.

If the Securities of any series (or of any series and specified tenor) are to be redeemed in part, the Company shall not be required (A) to issue, register the transfer of or exchange any Securities of such series (or of such series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of any such Securities selected for redemption under Section 1103 and ending at the close of business on the day of such mailing, or (B) to register the transfer of or exchange any Security so selected for redemption, in whole or in part, except the unredeemed portion of any Security being redeemed in part.

The provisions of clauses (1), (2), (3) and (4) of this paragraph shall apply only to Global Securities:

(1)

Each Global Security authenticated under this Indenture shall be registered in the name of the Depositary designated for such Global Security or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Security shall constitute a single Security for all purposes of this Indenture.

(2)

Notwithstanding any other provision in this Indenture, and subject to such applicable provisions, if any, as may be specified as contemplated by Section 301, no Global Security may be exchanged in whole or in part for Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or a nominee thereof unless (A) such Depositary has notified the Company that it is unwilling or unable or no longer permitted under applicable law to continue as Depositary for such Global Security, (B) there shall have occurred and be continuing an Event of Default with respect to such Global Security, (C) the Company so directs the Trustee by a Company Order or (D) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated by Section 301.

(3)

Subject to clause (2) above, and subject to such applicable provisions, if any, as may be specified as contemplated by Section 301, any exchange of a Global Security for other Securities may be made in whole or in part, and all Securities issued in exchange for a Global Security or any portion thereof shall be registered in such names as the Depositary for such Global Security shall direct.

(4)

Every Security authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Global Security or any portion thereof, whether pursuant to this Section 305, Section 304, Section 306, Section 906, Section 1107 or Section 1405 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Security, unless such Security is registered in the name of a Person other than the Depositary for such Global Security or a nominee thereof.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Depositary participants or beneficial owners of interests in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Neither the Trustee nor any agent of the Trustee shall have any responsibility for any actions taken or not taken by the Depositary.

Section 306. Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security is surrendered to the Trustee, the Company shall execute and the Trustee, upon Company Order, shall authenticate and deliver in exchange therefor a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding and shall cancel and dispose of such mutilated security in accordance with its customary procedures.

If there shall be delivered to the Company and the Trustee (1) evidence to their satisfaction of the destruction, loss or theft of any Security and (2) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and the Trustee, upon Company Order, shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section 306, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of counsel to the Company and the fees and expenses of the Trustee and its counsel) connected therewith.

Every new Security of any series issued pursuant to this Section 306 in lieu of any mutilated, destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the mutilated, destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of such series duly issued hereunder.

The provisions of this Section 306 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 307. Payment of Interest; Interest Rights Preserved.

Except as otherwise provided as contemplated by Section 301 with respect to any series of Securities, interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in clause (1) or (2) below:

(1)

The Company may elect to make payment of any Defaulted Interest payable on Securities of a series to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee in consultation with the Company shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities of such series in the manner set forth in Section 106, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2).

(2)

The Company may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section 307, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

In the case of any Security which is converted after any Regular Record Date and on or prior to the next succeeding Interest Payment Date (other than any Security whose Maturity is prior to such Interest Payment Date), interest whose Stated Maturity is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest (whether or not punctually paid or made available for payment) shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on such Regular Record Date. Except as otherwise expressly provided in the immediately preceding sentence, in the case of any Security which is converted, interest whose Stated Maturity is after the date of conversion of such Security shall not be payable. Notwithstanding the foregoing, the terms of any Security that may be converted may provide that the provisions of this paragraph do not apply, or apply with such additions, changes or omissions as may be provided thereby, to such Security.

Section 308. Persons Deemed Owners.

Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and premium, if any, and, subject to Section 307, any interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

Section 309. Cancellation.

All Securities surrendered for payment, redemption, registration of transfer or exchange or conversion or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section 309, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of in accordance with its customary procedures. The Trustee shall provide the Company a list of all Securities that have been cancelled from time to time as requested by the Company.

Section 310. Computation of Interest.

Except as otherwise specified as contemplated by Section 301 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

Section 311. CUSIP Numbers.

The Company in issuing any series of the Securities may use “CUSIP” or “ISIN” numbers and/or other similar numbers, if then generally in use, and thereafter with respect to such series, the Trustee may use such numbers in any notice of redemption with respect to such series; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities of such series or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities of such series, and any such redemption shall not be affected by any defect in or omission of such numbers.

Section 312. Original Issue Discount.

If any of the Securities is an Original Issue Discount Security, the Company shall file with the Trustee promptly at the end of each calendar year (1) a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on such Outstanding Original Issue Discount Securities as of the end of such year and (2) such other specific information relating to such original issue discount as may then be relevant under the Code.

ARTICLE IV

SATISFACTION AND DISCHARGE

Section 401. Satisfaction and Discharge of Indenture.

This Indenture shall, upon Company Request, cease to be of further effect with respect to any series of Securities specified in such Company Request (except as to any surviving rights of registration of transfer or exchange of Securities of such series and certain rights of the Trustee herein expressly provided for), and the Trustee, at the expense of the Company, shall execute such instruments reasonably requested by the Company acknowledging satisfaction and discharge of this Indenture as to such series, when:

(1)	either

(A)

all Securities of such series theretofore authenticated and delivered (other than (i) Securities which have been mutilated, destroyed, lost or stolen and which have been replaced or paid as provided in Section 306 and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1004) have been delivered to the Trustee for cancellation; or

(B)	all such Securities of such series not theretofore delivered to the Trustee for cancellation

(i)	have become due and payable, or

(ii)	will become due and payable at their Stated Maturity within one year of the date of deposit, or

(iii)

are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose money in an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and premium, if any, and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2)	the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(3)

the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such series have been complied with. Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 607 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (1) of this Section 401, the obligations of the Trustee under Section 402 and the last paragraph of Section 1004 shall survive such satisfaction and discharge.

Section 402. Application of Trust Money.

Subject to the provisions of the last paragraph of Section 1004, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the applicable series of Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and premium, if any, and interest for whose payment such money has been deposited with the Trustee. All money deposited with the Trustee pursuant to Section 401 (and held by it or any Paying Agent) for the payment of Securities subsequently converted into other property shall be returned to the Company upon Company Request. The Company may direct, by a Company Order, the investment of any money deposited with the Trustee pursuant to Section 401, without distinction between principal and income, in (1) United States Treasury securities with a maturity of one year or less or (2) a money market fund that invests solely in short-term United States Treasury securities (including money market funds for which the Trustee or an affiliate of the Trustee serves as investment advisor, administrator, shareholder, servicing agent and/or custodian or sub-custodian, notwithstanding that (a) the Trustee charges and collects fees and expenses from such funds for services rendered and (b) the Trustee charges and collects fees and expenses for services rendered pursuant to this Indenture at any time) and from time to time the Company may direct the reinvestment of all or a portion of such money in other securities or funds meeting the criteria specified in clause (1) or (2) of this Section 402.

ARTICLE V

REMEDIES

Section 501. Events of Default.

Except as may be otherwise provided pursuant to Section 301 for Securities of any series, an “Event of Default” means, whenever used herein or in a Security issued hereunder with respect to Securities of any series, any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)	the Company defaults in the payment of any installment of interest on any Security of such series for 30 days after becoming due;

(2)

the Company defaults in the payment of the principal of or premium, if any, on any Security of such series when the same becomes due and payable at its Stated Maturity, upon optional or mandatory redemption, upon declaration or otherwise;

(3)

the Company defaults in the performance of, or breaches any of its covenants and agreements in respect of any Security of such series contained in this Indenture or in the Securities of such series (other than a covenant or agreement, a default in the performance of which or a breach of which is elsewhere in this Section specifically dealt with or that has expressly been included in this Indenture solely for the benefit of a series of Securities other than that series), and such default or breach continues for a period of 90 days after the notice specified below;

(4)	the Company, pursuant to or within the meaning of the Bankruptcy Law (as defined below):

(A)	commences a voluntary case or proceeding;

(B)	consents to the entry of an order for relief against it in an involuntary case or proceeding;

(C)	consents to the appointment of a Custodian (as defined below) of it or for all or substantially all of its property;

(D)	makes a general assignment for the benefit of its creditors;

(E)	files a petition in bankruptcy or answer or consent seeking reorganization or relief;

(F)	consents to the filing of such petition or the appointment of or taking possession by a Custodian; or

(G)	takes any comparable action under any foreign laws relating to insolvency;

(5)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)	is for relief against the Company in an involuntary case, or adjudicates the Company insolvent or bankrupt;

(B)	appoints a Custodian of the Company or for all or substantially all of the property of the Company; or

(C)	orders the winding-up or liquidation of the Company (or any similar relief is granted under any foreign laws);

(D)	and the order or decree remains unstayed and in effect for 90 days; or

(6)	any other Event of Default provided with respect to Securities of such series occurs.

The term “Bankruptcy Law” means Title 11, United States Code, or any similar federal or state, Bermuda or other foreign law for the relief of debtors. The term “Custodian” means any custodian, receiver, trustee, assignee, liquidator or other similar official under any Bankruptcy Law.

A Default with respect to Securities of any series under clause (3) of this Section 501 shall not be an Event of Default until the Trustee (by written notice to the Company) or the Holders of at least 25% in aggregate principal amount of the outstanding Securities of such series (by written notice to the Company and the Trustee) gives notice of the Default and the Company does not cure such Default within the time specified in clause (3) after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

Section 502. Acceleration of Maturity; Rescission and Annulment.

If an Event of Default with respect to Securities of any series at the time Outstanding (other than an Event of Default specified in Section 501(4) or Section 501(5) with respect to the Company) occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of such series may declare the principal amount of all the Securities of such series (or, if any Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Securities as may be specified by the terms thereof), together with any accrued and unpaid interest thereon, to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration, such principal amount (or specified amount), together with any accrued and unpaid interest thereon, shall become immediately due and payable. If an Event of Default specified in Section 501(4) or Section 501(5) with respect to the Securities of any series at the time Outstanding occurs, the principal amount of all the Securities of such series (or, in the case of any Security of such series which specifies an amount to be due and payable thereon upon acceleration of the Maturity thereof, such amount as may be specified by the terms thereof), together with any accrued and unpaid interest thereon, shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. Upon payment of such amount, all obligations of the Company in respect of the payment of principal and interest of the Securities of such series shall terminate.

Except as may otherwise be provided pursuant to Section 301 for all or any specific Securities of any series, at any time after such a declaration of acceleration with respect to the Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article V provided, the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(1)	the Company has paid or deposited with the Trustee a sum sufficient to pay:

(A)	all overdue interest on all Securities of such series,

(B)

the principal of and premium, if any, on any Securities of such series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in the Securities of such series,

(C)	to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities, and

(D)	all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2)

all Events of Default with respect to Securities of such series, other than the non-payment of the principal of Securities of such series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 512.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 503. Collection of Indebtedness and Suits for Enforcement by Trustee.

The Company covenants that if (1) default is made in the payment of any interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days or (2) default is made in the payment of the principal of or premium, if any, on any Security at the Maturity thereof, the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and premium, if any, and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series by such appropriate judicial proceedings as the Trustee shall deem necessary to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 504. Trustee May File Proofs of Claim.

In case of any judicial proceeding relative to the Company (or any other obligor upon the Securities), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)

to file and prove a claim for the whole amount of principal (and premium, if any) and interest owing and unpaid in respect of the Securities and all other amounts owing and unpaid under this Indenture and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(b)	to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it and any predecessor Trustee under Section 607.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ or other similar committee.

Section 505. Trustee May Enforce Claims Without Possession of Securities.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, any predecessor Trustee under Section 607, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

Section 506. Application of Money Collected.

Any money or property collected by the Trustee pursuant to this Article V shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money or property on account of principal or premium, if any, or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee under Section 607;

SECOND: To the payment of the amounts then due and unpaid for principal of and premium, if any, and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind (other than contractual subordination agreements pursuant to the Indenture), according to the amounts due and payable on such Securities for principal and premium, if any, and interest, respectively; and

THIRD: To the payment of the remainder, if any, to the Company.

Section 507. Limitation on Suits.

No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver, assignee, trustee, liquidator or sequestrator (or similar official) or for any other remedy hereunder, unless:

(1)	Such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of such series;

(2)

the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of such series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(3)	such Holder or Holders have offered, and if requested, provided to the Trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

(4)	the Trustee has failed to institute any such proceeding for 60 days after its receipt of such notice, request and offer of indemnity; and

(5)

no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions are unduly prejudicial to such Holders) or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

Section 508. Unconditional Right of Holders to Receive Principal, Premium, and Interest and to Convert Securities.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and, subject to Section 307, interest and, subject to Section 1005, Additional Amounts, on such Security on the Stated Maturity expressed in such Security (or, in the case of redemption or repayment, on the Redemption Date or date for repayment, as the case may be, and, if the terms of such Security so provide, to convert such Security in accordance with its terms) and to institute suit for the enforcement of any such payment and, if applicable, any such right to convert, and such rights shall not be impaired without the consent of such Holder.

Section 509. Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 306, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 510. Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article V or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 511. Control by Holders.

The Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such series; provided that:

(1)	such direction shall not be in conflict with any rule of law or with this Indenture, and

(2)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Section 512. Waiver of Past Defaults.

The Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive any past default hereunder with respect to such series and its consequences, except a default

(1)	in the payment of the principal of or premium, if any, or interest on any Security of such series, or

(2)	in respect of a covenant or provision hereof which under Article IX cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Section 513. Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess reasonable costs, including reasonable attorney’s fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant; provided that this Section 513 shall not be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company or the Trustee, a suit by a Holder under Section 508, or a suit by Holders of more than 10% in aggregate principal amount of the Outstanding Securities.

Section 514. Waiver of Usury, Stay or Extension Laws.

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 515. Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

ARTICLE VI

THE TRUSTEE

Section 601. Certain Duties and Responsibilities of Trustee.

(1)	Except during the continuance of an Event of Default with respect to any series of Securities,

(A)

the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture with respect to the Securities of such series, and no implied covenants or obligations shall be read into this Indenture against the Trustee with respect to such series; and

(B)

in the absence of bad faith on its part, the Trustee may rely with respect to the Securities of such series, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(2)

In case an Event of Default with respect to any series of Securities has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture with respect to the Securities of such series, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(3)	No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(A)	this Section 601(3) shall not be construed to limit the effect of Section 601(1);

(B)	the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(C)

the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, determined as provided in Section 101, Section 104 and Section 511, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such series; and

(D)

no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(4)

Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 601.

Section 602. Notice of Defaults.

If a Default or an Event of Default occurs with respect to Securities of any series and is continuing and if it is actually known to the Trustee, the Trustee shall send to each Holder of Securities of such series notice of the Default within 90 days after it is known to a Responsible Officer or written notice of it is received by a Responsible Officer of the Trustee. Except in the case of a Default in payment of principal of or interest on any Security, the Trustee may withhold the notice if and so long as it in good faith determines that withholding the notice is not opposed to the interests of Holders of Securities of such series.

Section 603. Certain Rights of Trustee.

Subject to the provisions of Section 601:

(1)

the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(2)

if so requested by the Trustee, any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

(3)

whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an Officer’s Certificate, Opinion of Counsel, or both;

(4)

the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(5)

the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered, and if requested, provided to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(6)

the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

(7)

the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(8)

the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder and to its agents;

(9)

the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(10)

in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(11)

in no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services (it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances);

(12)

the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee shall have actual knowledge thereof or unless written notice of any event which is in fact such a default shall have been received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture; and

(13)

The Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

Section 604. Not Responsible for Recitals or Issuance of Securities.

The recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. The Trustee shall not be accountable for the use or application by the Company of Securities or the proceeds thereof.

Section 605. May Hold Securities.

The Trustee, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Section 608 and Section 613, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Paying Agent, Security Registrar or such other agent.

Section 606. Section 606. Money Held in Trust.

Money held by the Trustee in trust hereunder shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company.

Section 607. Compensation and Reimbursement.

The Company agrees

(1)

to pay to the Trustee from time to time such compensation as shall be agreed to in writing between the Company and the Trustee for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2)

except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as shall have been caused by its negligence or willful misconduct; and

(3)

to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

The Trustee shall notify the Company promptly of any claim for which it may seek indemnity.

When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(4) or Section 501(5), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable federal or state or Bermuda bankruptcy, insolvency or other similar law.

The Trustee shall have a lien prior to the Securities as to all property and funds held by it hereunder for any amount owing it or any predecessor Trustee pursuant to this Section 607, except with respect to funds held in trust for the benefit of the Holders of Securities.

The provisions of this Section 607 shall survive the termination of this Indenture, the payment in full of the Securities and the resignation or removal of the Trustee.

Section 608. Conflicting Interests.

If the Trustee has or shall acquire a “conflicting interest” within the meaning of Section 310(b) of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by the Trust Indenture Act and this Indenture.

To the extent permitted by the Trust Indenture Act, if applicable, the Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under this Indenture with respect to Securities of more than one series.

Section 609. Corporate Trustee Required; Eligibility.

There shall at all times be one (and only one) Trustee hereunder with respect to the Securities of each series, which may be Trustee hereunder for Securities of one or more other series. Each Trustee shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such, has a combined capital and surplus of at least $50,000,000 and has its Corporate Trust Office in any major city in the contiguous United States that is acceptable to the Company. If any such Person publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section 609 and to the extent permitted by the Trust Indenture Act, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent annual report of condition so published. If at any time the Trustee with respect to the Securities of any series shall cease to be eligible in accordance with the provisions of this Section 609, it shall resign immediately in the manner and with the effect hereinafter specified in this Article VI.

Section 610. Resignation and Removal; Appointment of Successor.

No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article VI shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.

The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee, at the expense of the Company, may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series, upon written notice delivered to the Trustee and to the Company. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed, at the expense of the Company, may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

If at any time:

(1)	the Trustee shall fail to comply with Section 608 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(2)	the Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(3)

the Trustee shall become incapable of acting or shall be adjudged bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (A) the Company may remove the Trustee with respect to all Securities or (B) subject to Section 513, Holders of 10% in aggregate principal amount of Securities of any series who have been bona fide Holders of such Securities for at least six months may, on behalf of themselves and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Company shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 611. If a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 611, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders and accepted appointment in the manner required by Section 611, Holders of 10% in aggregate principal amount of Securities of any series who have been bona fide Holders of Securities of such series for at least six months may, on behalf of themselves and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to all Holders of Securities of such series in the manner provided in Section 106. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

Section 611. Acceptance of Appointment by Successor.

In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee a written instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee, but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver a written instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.

Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article VI.

Section 612. Merger, Conversion, Consolidation or Succession to Business.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder; provided that such corporation shall be otherwise qualified and eligible under this Article VI, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion, consolidation or sale to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities; and in case at that time any Securities shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Securities or in this Indenture provided that the certificate of the Trustee shall have.

Section 613. Preferential Collection of Claims Against Company.

To the extent that the Trust Indenture Act applies to this Indenture or any supplemental indenture, if and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

Section 614. Appointment of Authenticating Agent.

The Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such series issued upon original issue and upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 306, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by federal or state authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section 614, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 614, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section 614.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate agency or corporate trust business of an Authenticating Agent shall be the successor Authenticating Agent hereunder, provided such corporation shall be otherwise eligible under this Section 614, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 614, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give notice of such appointment in the manner provided in Section 106 to all Holders of Securities of the series with respect to which such Authenticating Agent will serve. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section 614.

The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section 614.

If an appointment with respect to one or more series is made pursuant to this Section 614, the Securities of such series may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

U.S. Bank National Association,
As Trustee

By:

[ ],
As Authenticating Agent

By:

Authorized Officer

ARTICLE VII

HOLDERS’ LISTS AND REPORTS BY TRUSTEE

AND COMPANY

Section 701. Company to Furnish Trustee Names and Addresses of Holders.

If the Trustee is not the Security Registrar, the Company shall cause the Security Registrar to furnish to the Trustee, in writing at least five Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders of Securities of each series.

Section 702. Preservation of Information; Communications to Holders.

The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 701 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may destroy any list furnished to it as provided in Section 701 upon receipt of a new list so furnished.

To the extent that the Trust Indenture Act applies to this Indenture or any supplemental indenture, the rights of Holders to communicate with other Holders with respect to their rights under this Indenture or such Securities, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

Section 703. Reports by Trustee.

Within 60 days after May 15 of each year in which any of the Securities are Outstanding, the Trustee shall transmit to Holders, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, a brief report dated as of such May 15 that complies with Section 313(a) of the Trust Indenture Act. The Trustee also shall comply with Section 313(b) of the Trust Indenture Act. The Trustee shall promptly deliver to the Company a copy of any report it delivers to Holders pursuant to this Section 703.

A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange and automated quotation system, if any, upon which any Securities are listed, with the Commission and with the Company. The Company will notify the Trustee when any Securities are listed on any stock exchange or automated quotation system or delisted therefrom.

Section 704. Reports by Company.

During any time period in which the Trust Indenture Act applies to this Indenture or any supplemental indenture, the Company shall file with the Trustee, and transmit to the Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act. Delivery of such reports, information and documents to the Trustee is for informational purposes only and shall not constitute a representation or warranty as to the accuracy or completeness of the reports, information and documents. All required reports, information and documents referred to in this Section 704 shall be deemed filed with the Trustee and transmitted to the Holders at the time such reports, information or documents are publicly filed with the Commission via the Commission’s EDGAR filing system (or any successor system). For purposes of clarification, the foregoing sentence does not impose on the Trustee any duty to search for or obtain any electronic or other filings that the Company makes with the Commission, regardless of whether such filings are periodic, supplemental or otherwise. The Trustee’s receipt of such shall not constitute constructive notice or actual notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

ARTICLE VIII

CONSOLIDATION, MERGER

AND SALE OF ASSETS

Section 801. Company May Merge or Transfer Assets Only on Certain Terms.

The Company shall not consolidate with or merge with or into, or sell, transfer, lease or convey all or substantially all of its properties and assets to, in one transaction or a series of related transactions, any other Person, unless:

(1)

the Company shall be the continuing entity, or the resulting, surviving or transferee Person (the “Successor”) shall be a corporation, limited liability company or other entity (if such corporation, limited liability company or other entity is not the Company) organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, Bermuda, the Cayman Islands, or any other country which is on the date of this Indenture a member of the Organization for Economic Co-operation and Development or the European Union and the Successor (if not the Company) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Securities and this Indenture and, for each Security that by its terms provides for conversion, shall have provided for the right to convert such Security in accordance with its terms;

(2)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(3)

the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such transaction and such supplemental indenture, if any, complies with this Indenture (except that such Opinion of Counsel need not opine as to clause (2) above).

Notwithstanding anything else herein, (A) the first paragraph of this Section 801 shall not apply to any of the transactions contemplated by the Merger Agreement or the conveyance, transfer or lease of properties or assets between or among the Company and its Subsidiaries and (B) clauses (2) and (3) of the first paragraph of this Section 801 shall not apply to (i) the Company consolidating with or merging into a Subsidiary of the Company for any purpose or (ii) any Subsidiary of the Company consolidating with or merging into the Company for any purpose.

Section 802. Successor Corporation Substituted.

The Successor shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, with the same effect as if the Successor had been an original party to this Indenture, and the Company shall be released from all its liabilities and obligations under this Indenture and the Securities.

ARTICLE IX

SUPPLEMENTAL INDENTURES

Section 901. Supplemental Indentures Without Consent of Holders.

Without the consent of any Holders, the Company and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(1)

to add to the covenants for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company;

(2)

to evidence the succession of another Person to the Company, or successive successions, and the assumption by the Successor of the covenants, agreements and obligations of the Company pursuant to Article VIII;

(3)

to add any additional Events of Default for the benefit of the Holders of all or any series of Securities (and if such additional Events of Default are to be for the benefit of less than all series of Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series);

(4)	to add one or more guarantees for the benefit of Holders of the Securities;

(5)	to secure the Securities;

(6)

to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 611;

(7)	subject to any limitations established pursuant to Section 301, to provide for the issuance of additional Securities of any series;

(8)	to establish the form or terms of Securities of any series as permitted by Section 201 and Section 301;

(9)	to comply with the rules of any applicable Depositary;

(10)

to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities (i) registered under the Securities Act and offered in exchange for any Securities issued hereunder or (ii) in uncertificated form;

(11)

to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Securities; provided that any such addition, change or elimination (A) shall neither (i) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Security with respect to such provision or (B) shall become effective only when there is no Security described in clause (A)(i) Outstanding;

(12)	to cure any ambiguity, mistake or omission or to correct or supplement any provision of this Indenture which may be defective or inconsistent with any other provision herein;

(13)

to change any other provision under this Indenture; provided that such action pursuant to this clause (13) shall not adversely affect the interests of the Holders of Securities of any series in any material respect, as determined by the Company in good faith;

(14)

to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Securities pursuant to Section 401, Section 1302 and Section 1303; provided that any such action shall not adversely affect the interests of the Holders of Securities of such series or any other series of Securities in any material respect;

(15)	to comply with the rules or regulations of any securities exchange or automated quotation system on which any of the Securities may be listed or traded;

(16)

to conform any provision of this Indenture, any supplemental indenture, one or more series of Securities or any related guarantees or security documents, if any, to the description of such Securities contained in the Company’s prospectus, prospectus supplement, offering memorandum or similar document with respect to the offering of the Securities of such series to the extent that such description was intended to be a substantially verbatim recitation of a provision in this Indenture, such Securities or any related security documents; and

(17)

to add to, change or eliminate any of the provisions of this Indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act, provided that such action does not adversely affect the rights or interests of any Holder of Securities in any material respect.

Section 902. Supplemental Indentures With Consent of Holders.

With the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of each series affected by such supplemental indenture (including consents obtained in connection with a tender offer or exchange for Securities), by Act of said Holders delivered to the Company and the Trustee, the Company and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, however, no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security of such series affected thereby:

(1)	change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security;

(2)

reduce the principal amount of any Security or reduce the amount of the principal of an Original Issue Discount Security or any other Security, which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502 or reduce the rate of interest on any Security (except as part of any remarketing of the Securities of any series or any interest rate reset with respect to the Securities of any series, in each case in accordance with the terms of the Securities of such series);

(3)	reduce any premium payable on the redemption of any Security or change the date on which any Security may or must be redeemed;

(4)	change the coin or currency in which the principal of, premium, if any, or interest on any Security is payable;

(5)	impair the right of any Holder to institute suit for the enforcement of any payment on or after the Stated Maturity of any Security (or, in the case of redemption, on or after the Redemption Date);

(6)

reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture;

(7)

modify any of the provisions of this Section 902, Section 512 or Section 1009, except to increase any percentage vote required or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to “the Trustee” and concomitant changes in this Section 902 and Section 1008, or the deletion of this proviso, in accordance with the requirements of Section 611 and Section 901(6); or

(8)

if the Securities of any series are convertible into or for any other securities or property of the Company, make any change that adversely affects in any material respect the right to convert any Security of such series (except as permitted by Section 901) or decrease the conversion rate or increase the conversion price of any such Security of such series, unless such decrease or increase is permitted by the terms of such Security.

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for any Act of Holders under this Section 902 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

After a supplemental indenture under this Section 902 becomes effective, a notice briefly describing such supplemental indenture or a copy of such supplemental indenture shall be delivered to the Trustee and to the Holders of Securities affected thereby by the Company. Any failure of the Company to deliver such notice, or any defect therein, or any failure of the Company to deliver such supplemental indenture, shall not in any way impair or affect the validity of any such supplemental indenture.

Section 903. Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article IX or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and, subject to Section 601, shall be fully protected in relying upon, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and that all conditions precedent in this Indenture to the execution of such supplemental indenture, if any, have been complied with. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Section 904. Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article IX, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 905. Conformity with Trust Indenture Act.

To the extent that the Trust Indenture Act applies to this Indenture or any Securities, every supplemental indenture executed pursuant to this Article IX shall conform to the requirements of the Trust Indenture Act.

Section 906. Reference in Securities to Supplemental Indentures.

Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article IX may, and shall if required by the Trustee or the Company, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

ARTICLE X

COVENANTS

Section 1001. Payment of Principal, Premium, if any, and Interest.

The Company covenants and agrees for the benefit of each series of Securities that it will duly and punctually pay the principal of and premium, if any, and interest on the Securities of such series in accordance with the terms of the Securities and this Indenture. Principal and interest shall be considered paid on the date due if, on or before 11:00 a.m. (New York City time) on such date, the Trustee or the Paying Agent (or, if the Company or any of its Subsidiaries is the Paying Agent, the segregated account or separate trust fund maintained by the Company or such Subsidiary pursuant to Section 1004) holds in accordance with this Indenture money sufficient to pay all amounts owing pursuant to the Indenture, including all principal and interest then due.

The Company shall pay interest on overdue principal at the rate specified therefor in the Securities, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful as provided in Section 307.

Section 1002. Corporate Existence.

The Company covenants and agrees, for the benefit of the Holders of Securities, that, subject to Article VIII, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence as a corporation or other legal entity.

Section 1003. Maintenance of Office or Agency.

The Company will maintain in each Place of Payment for any series of Securities an office or agency where Securities of such series may be presented or surrendered for payment, where Securities of such series may be surrendered for registration of transfer or exchange, where Securities may be surrendered for conversion, and where notices and demands to or upon the Company in respect of the Securities of such series and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee; and such required office or agency in the contiguous United States shall be at an office of the Trustee located at One California Street, Suite 1000, San Francisco, CA 94111, Attention: D. Jason (Marvell Technology). The Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands; provided that the Trustee shall not be an agent of the Company for the purposes of service of legal process against the Company.

The Company may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for Securities of any series for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

With respect to any Global Security, and except as otherwise may be specified for such Global Security as contemplated by Section 301, the Corporate Trust Office of the Trustee shall be the Place of Payment where such Global Security may be presented or surrendered for payment or for registration of transfer or exchange, or where successor Securities may be delivered in exchange therefor; and such Place of Payment with respect to a Global Security in the contiguous United States shall be at an office of the Trustee located at One California Street, Suite 1000, San Francisco, CA 94111, Attention: D. Jason (Marvell Technology); provided, however, that any such payment, presentation, surrender or delivery effected pursuant to the Applicable Procedures of the Depositary for such Global Security shall be deemed to have been effected at the Place of Payment for such Global Security in accordance with the provisions of this Indenture.

Section 1004. Money for Securities Payments to Be Held in Trust.

If the Company shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date for the principal of or premium, if any, or interest on any of the Securities of such series, segregate and hold in trust for the benefit of the Trustee or the Holders of such Securities a sum sufficient to pay the principal and premium, if any, and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for any series of Securities, it will, no later than 11:00 a.m. (New York City time) on each due date for the principal of or premium, if any, or interest on any Securities of such series, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held in trust for the Persons entitled to the same, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

The Company will cause each Paying Agent for any series of Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section 1004, that such Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal of or interest on the Securities and shall notify the Trustee in writing of any default by the Company in making any such payment.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Subject to any applicable abandoned property law, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or premium, if any, or interest on any Security of any series and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease.

Section 1005. Payment of Additional Amounts.

If the Company consolidates with or merge with or into another company and the resulting, surviving or transferee company is not organized and existing under the laws of the United States of America, any State thereof or the District of Columbia (such company or any successor thereto, the “surviving entity”), then the surviving entity shall make all payments of principal of and premium, if any, interest and any other amounts on, or in respect of, the Securities without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, levies, imposts, assessments or governmental charges (including penalties, interest, additions and any other liability with respect thereto) of whatever nature (“Taxes”) imposed or levied by any jurisdiction in which the surviving entity is considered to be a resident for Tax purposes or any political subdivision or taxing authority thereof or therein or any jurisdiction from or through which payment on the Security is made (a “Taxing Jurisdiction”), unless such Taxes are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of a Taxing Jurisdiction or any political subdivision or taxing authority thereof or therein or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a Taxing Jurisdiction or any political subdivision thereof). If the Company is so required to withhold or deduct any amount for or on account of Taxes, the Company shall, subject to certain limitations and exceptions described below, pay to the Holder of any Security such additional amounts (such additional amounts, “Additional Amounts”) as may be necessary so that every net payment of principal, premium, if any, interest or any other amount made to such Holder, after the withholding or deduction (including any such withholding or deduction from such Additional Amounts), shall not be less than the amount provided for in such Security or in the Indenture to be then due and payable.

The Company shall not be required to pay any Additional Amounts for or on account of:

(1)

any Taxes of whatever nature that would not have been imposed but for the fact that such Holder (a) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant Taxing Jurisdiction or any political subdivision thereof or otherwise has or had any present or former connection with the relevant Taxing Jurisdiction other than by reason of the mere purchase, ownership or disposition of, or receipt of payment under, such Security, (b) presented, where presentation is required, such Security for payment in the relevant Taxing Jurisdiction or any political subdivision thereof, unless such Security could not have been presented for payment elsewhere, or (c) presented, where presentation is required, such Security for payment more than 30 days after the date on which the payment in respect of such Security became due and payable or provided for, whichever is later, except to the extent that the Holder would have been entitled to such Additional Amounts if it had presented such Security for payment on any day within that 30-day period;

(2)	any estate, inheritance, gift, value-added, sale, transfer, excise, personal property or similar Tax;

(3)

any Taxes that are imposed or withheld by reason of the failure by the Holder or beneficial owner of such Security to comply with any reasonable request by the Company addressed to the Holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the Holder or the beneficial owner or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant Taxing Jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such Taxes;

(4)

any withholding or deduction imposed on or in respect of any Security pursuant to Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof or intergovernmental agreements in connection therewith, and any agreements entered into pursuant to Section 1471(b)(1) of the Code;

(5)	any Taxes that are payable otherwise than by withholding or deducting from payment of principal or premium, if any, or interest on such Securities; or

(6)	any combination of items (1), (2), (3), (4) and (5).

In addition, the Company shall not pay Additional Amounts with respect to any payment of principal of, or premium, if any, interest or any other amounts on, any such Security to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such Security if such payment would be required by the laws of the relevant Taxing Jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for Tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such Additional Amounts had it been the Holder of the Security.

Wherever in this Indenture or the Securities there are mentioned, in any context:

(1)	the payment of principal,

(2)	purchase prices in connection with a purchase of Security,

(3)	interest, or

(4)	any other amount payable on or with respect to the Securities,

such reference shall be deemed to include payment of Additional Amounts as described under this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Company shall pay any present or future stamp, court or documentary Taxes or other similar Taxes, charges or levies that arise in any Taxing Jurisdiction from the execution, delivery, enforcement or registration of the Securities, the Indenture, or any other document or instrument required in relation thereof, and the Company shall agree to indemnify the Holders for any such Taxes paid by such Holders. The obligations described in this Section 1005 shall survive any termination, defeasance or discharge of this Indenture and shall apply mutatis mutandis to any jurisdiction in which any successor Person to the Company is organized or any political subdivision or taxing authority or agency thereof or therein.

Section 1006. [Reserved].

Section 1007. Statement by Officers as to Default.

The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company ending after the date hereof an Officer’s Certificate signed by its principal executive officer, principal financial officer or principal accounting officer, stating whether or not, to the best knowledge of such officer, the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

Section 1008. Provision of Financial Information.

For so long as any Securities are outstanding, if the Company or, prior to the Mergers, Marvell, is subject to Section 13(a) or 15(d) of the Exchange Act or any successor provision, the Company shall deliver to the Trustee and the Holders the annual reports, quarterly reports and other documents which it or Marvell, as applicable, is required to file with the Commission pursuant to Section 13(a) or 15(d) or any successor provision, within 15 days after the date that it or Marvell, as applicable, files the same with the Commission. If neither the Company nor Marvell is subject to Section 13(a) or 15(d) of the Exchange Act or any successor provision, and for so long as any Securities are outstanding, the Company shall deliver to the Trustee and the Holders the quarterly and annual financial statements that would be required to be contained in annual reports on Form 10-K and quarterly reports on Form 10-Q required to be filed with the Commission if the Company was subject to Section 13(a) or 15(d) of the Exchange Act or any successor provision, within 15 days of the filing date that would be applicable to the Company at that time pursuant to applicable Commission rules and regulations.

Reports and other documents filed by the Company with the Commission and publicly available via the EDGAR system or on the Company’s website will be deemed to be delivered to the Trustee and the Holders as of the time such filing is publicly available via EDGAR or on the Company’s website for purposes of this Section 1008; provided, however, that the Trustee shall have no obligation whatsoever to determine whether or not such information, documents or reports have been filed or are publicly available via EDGAR or on the Company’s website. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice or actual notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on an Officer’s Certificate).

Section 1009. Waiver of Certain Covenants.

Except as otherwise specified as contemplated by Section 301 for Securities of such series, the Company may, with respect to the Securities of any series, omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 301(22), Section 901(1) or Section 901(8) for the benefit of the Holders of such series, if before the time for such compliance the Holders of at least a majority in aggregate principal amount of the Outstanding Securities of such series shall, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

ARTICLE XI

REDEMPTION OF SECURITIES

Section 1101. Applicability of Article.

Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 301 for such Securities) in accordance with this Article XI.

Section 1102. Election to Redeem; Notice to Trustee.

The election of the Company to redeem any Securities shall be evidenced by a Board Resolution or an Officer’s Certificate or in another manner specified as contemplated by Section 301 for such Securities. In case of any redemption at the election of the Company of the Securities of any series (including any such redemption affecting only a single Security), the Company shall, at least 30 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date, of the principal amount of Securities of such series to be redeemed and, if applicable, of the tenor of the Securities to be redeemed. In the case of any redemption of Securities (a) prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, or (b) pursuant to an election of the Company which is subject to a condition specified in the terms of such Securities or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officer’s Certificate evidencing compliance with such restriction or condition.

Section 1103. Selection by Trustee of Securities to Be Redeemed.

If less than all the Securities of any series are to be redeemed (unless all the Securities of such series and of a specified tenor are to be redeemed or unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date, from the Outstanding Securities of such series not previously called for redemption, pro rata or by lot or by such other method as the Trustee shall deem fair and appropriate, or in the case of Global Securities, pursuant to applicable Depositary procedures unless otherwise required by law or applicable stock exchange or Depositary requirements; provided that the unredeemed portion of the principal amount of any Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security. If less than all the Securities of such series and of a specified tenor are to be redeemed (unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date, from the Outstanding Securities of such series and specified tenor not previously called for redemption in accordance with the preceding sentence.

If any Security selected for partial redemption is converted in part before termination of the conversion right with respect to the portion of the Security so selected, the converted portion of such Security shall be deemed (so far as may be) to be the portion selected for redemption. Securities which have been converted during a selection of securities to be redeemed shall be treated by the Trustee as Outstanding for the purpose of such selection.

The Trustee shall promptly notify the Company in writing of the Securities selected for redemption as aforesaid and, in case of any Securities selected for partial redemption as aforesaid, the principal amount thereof to be redeemed.

The provisions of the three preceding paragraphs shall not apply with respect to any redemption affecting only a single Security, whether such Security is to be redeemed in whole or in part. In the case of any such redemption in part, the unredeemed portion of the principal amount of the Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed. If the Company shall so direct, Securities registered in the name of the Company, any Affiliate or any Subsidiary thereof shall not be included in the Securities selected for redemption.

Section 1104. Notice of Redemption.

Notice of redemption shall be given by first-class mail, overnight courier, hand delivery, facsimile transmission, email or other electronic transmission, or otherwise in accordance with the Applicable Procedures not less than 15 nor more than 60 days prior to the Redemption Date (or within such period as otherwise specified as contemplated by Section 301 for Securities of a series), to each Holder of Securities to be redeemed, at such Holder’s address appearing in the Security Register (with a copy to the Trustee).

All notices of redemption shall identify the Securities to be redeemed and shall state:

(1)	the Redemption Date;

(2)	the Redemption Price (or the method of calculating such price);

(3)

if less than all the Outstanding Securities of any series consisting of more than a single Security are to be redeemed, the identification (and, in the case of partial redemption of any such Securities, the principal amounts) of the particular Securities to be redeemed and, if less than all the Outstanding Securities of any series consisting of a single Security are to be redeemed, the principal amount of the particular Security to be redeemed;

(4)

that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date;

(5)	the place or places where each such Security is to be surrendered for payment of the Redemption Price;

(6)

for any Securities that by their terms may be converted, the terms of conversion, the date on which the right to convert the Security to be redeemed will terminate and the place or places where such Securities may be surrendered for conversion;

(7)	that the redemption is for a sinking fund, if such is the case; and

(8)

if applicable, the CUSIP numbers of the Securities of such series; provided, however, that no representation will be made as to the correctness or accuracy of the CUSIP number, or any similar number, if any, listed in such notice or printed on the Securities.

Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company, or at the Company’s request with five (5) Business Days’ prior written notice to the Trustee, or such shorter period as the Trustee may agree (which notice may be rescinded or revoked at any time prior to the time at which the Trustee shall have given such notice to the Holders), by the Trustee in the name and at the expense of the Company. The notice, if sent in the manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice by mail or otherwise in accordance with the Applicable Procedures or any defect in the notice to the Holder of any Security designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Securities.

Section 1105. Deposit of Redemption Price.

By no later than 11:00 a.m. (New York City time) on any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1004) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date or the Securities of the series provide otherwise) accrued interest on, all the Securities which are to be redeemed on that date, other than Securities or portions of Securities called for redemption which are owned by the Company or a Subsidiary and have been delivered by the Company or such Subsidiary to the Trustee for cancellation. All money, if any, earned on funds held by the Paying Agent shall be remitted to the Company. In addition, the Paying Agent shall promptly return to the Company any money deposited with the Paying Agent by the Company in excess of the amounts necessary to pay the Redemption Price of, and accrued interest, if any, on, all Securities to be redeemed.

If any Security called for redemption is converted, any money deposited with the Trustee or with any Paying Agent or so segregated and held in trust for the redemption of such Security shall (subject to any right of the Holder of such Security or any Predecessor Security to receive interest as provided in the last paragraph of Section 307 or in the terms of such Security) be paid to the Company upon Company Request or, if then held by the Company, shall be discharged from such trust.

Section 1106. Securities Payable on Redemption Date.

Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price, together, if applicable, with accrued interest to the Redemption Date; provided, however, that, unless otherwise specified as contemplated by Section 301, installments of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular Record Date according to their terms and the provisions of Section 307; provided further that, unless otherwise specified as contemplated by Section 301, if the Redemption Date is after a Regular Record Date and on or prior to the Interest Payment Date, the accrued and unpaid interest shall be payable to the Holder of the redeemed Securities registered on the relevant Regular Record Date.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and premium, if any, shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

Section 1107. Securities Redeemed in Part.

Any Security which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing), and the Company shall execute, and the Trustee, upon Company Order, shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series and of like tenor, of any authorized denomination as requested by such Holder, in principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

Section 1108. Redemption for Tax Purposes.

The Company may redeem the Securities at its option, in whole but not in part, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest and Additional Amounts, if any, to the Redemption Date, at any time the Company receives an Opinion of Counsel that as a result of (1) any change in or amendment to the laws or treaties (or any regulations or rulings promulgated under these laws or treaties) of any Taxing Jurisdiction (including any political subdivision thereof or taxation authority therein affecting taxation) or (2) any change in the application or official interpretation of such laws, regulations or rulings (including, for the avoidance of doubt, any action taken by any Taxing Jurisdiction, which action is applied generally or is taken with respect to the Company, or a decision rendered by a court of competent jurisdiction in a Taxing Jurisdiction whether or not such decision was rendered with respect to the Company), the Company will be required as of the next Interest Payment Date to pay Additional Amounts with respect to the Securities as provided in Section 1005 and such requirement cannot be avoided by the use of reasonable measures (consistent with practices and interpretations generally followed or in effect at the time such measures could be taken) then available. If the Company elects to redeem the Securities under this provision, the Company will give written notice of such election at least 15 days but no more than 60 days before the Redemption Date to the Trustee and the Holders. Interest on the Securities will cease to accrue on the Redemption Date unless the Company defaults in the payment of the Redemption Price set forth in this Section 1108.

ARTICLE XII

SINKING FUNDS

Section 1201. Applicability of Article.

The provisions of this Article XII shall be applicable to any sinking fund for the retirement of Securities of any series except as otherwise specified as contemplated by Section 301 for such Securities.

The minimum amount of any sinking fund payment provided for by the terms of any series of Securities is herein referred to as a “mandatory sinking fund payment,” and any payment in excess of such minimum amount provided for by the terms of such Securities is herein referred to as an “optional sinking fund payment.” If provided for by the terms of any series of Securities, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 1202. Each sinking fund payment shall be applied to the redemption of Securities of the series as provided for by the terms of such Securities.

Section 1202. Satisfaction of Sinking Fund Payments with Securities.

The Company (1) may deliver Outstanding Securities of a series (other than any previously called for redemption) and (2) may apply as a credit Securities of a series which have been redeemed either at the election of the Company pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, in each case in satisfaction of all or any part of any sinking fund payment with respect to any Securities of such series required to be made pursuant to the terms of such Securities as and to the extent provided for by the terms of such Securities; provided that the Securities to be so credited have not been previously so credited. The Securities to be so credited shall be received and credited for such purpose by the Trustee at the Redemption Price, as specified in the Securities so to be redeemed, for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.

Section 1203. Redemption of Securities for Sinking Fund.

Not less than 45 days (or such shorter period as shall be satisfactory to the Trustee) prior to each sinking fund payment date for any Securities, the Company will deliver to the Trustee an Officer’s Certificate specifying the amount of the next ensuing sinking fund payment for such Securities pursuant to the terms of such Securities, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting Securities pursuant to Section 1202 and will also deliver to the Trustee any Securities to be so delivered. Not less than 30 days prior to each such sinking fund payment date, the Securities to be redeemed upon such sinking fund payment date shall be selected in the manner specified in Section 1103 and the Company shall cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 1104. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Section 1106 and Section 1107.

ARTICLE XIII

DEFEASANCE AND COVENANT DEFEASANCE

Section 1301. Company’s Option to Effect Defeasance or Covenant Defeasance.

Unless otherwise provided as contemplated by Section 301, Section 1302 and Section 1303 shall apply to all Securities or each series of Securities, as the case may be, in either case, denominated in U.S. dollars and bearing interest at a fixed rate, in accordance with any applicable requirements provided pursuant to Section 301 and upon compliance with the conditions set forth below in this Article XIII; and the Company may elect, at its option at any time, to have Section 1302 and Section 1303 applied to any Securities or any series of Securities, as the case may be, pursuant to such Section 1302 or Section 1303, in accordance with any applicable requirements provided pursuant to Section 301 and upon compliance with the conditions set forth below in this Article XIII. Any such election to have or not to have Section 1302 and Section 1303 apply, as the case may be, shall be evidenced by a Board Resolution, Officer’s Certificate or in another manner specified as contemplated by Section 301 for such Securities.

Section 1302. Defeasance and Discharge.

Upon the Company’s exercise of its option, if any, to have this Section 1302 applied to any Securities or any series of Securities, as the case may be, or if this Section 1302 shall otherwise apply to any Securities or any series of Securities, as the case may be, the Company shall be deemed to have been discharged from its obligations with respect to such Securities as provided in this Section 1302 on and after the date the conditions set forth in Section 1304 are satisfied (hereinafter called “Defeasance”). For this purpose, such Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Securities and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Company, shall execute such instruments reasonably requested by the Company acknowledging the same), subject to the following which shall survive until otherwise terminated or discharged hereunder: (1) the rights of Holders of such Securities to receive, solely from the trust fund described in Section 1304 and as more fully set forth in such Section 1305, payments in respect of the principal of and premium, if any, and interest on such Securities when payments are due, (2) the Company’s obligations with respect to such Securities under Section 304, Section 305, Section 306, Section 1003, Section 1004, Section 1005 and the Company’s obligations to the Trustee under Section 607, (3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (4) this Article XIII. Subject to compliance with this Article XIII, the Company may exercise its option, if any, to have this Section 1302 applied to the Securities of any series notwithstanding the prior exercise of its option, if any, to have Section 1303 applied to such Securities.

Section 1303. Covenant Defeasance.

Upon the Company’s exercise of its option, if any, to have this Section 1303 applied to any Securities or any series of Securities, as the case may be, or if this Section 1303 shall otherwise apply to any Securities or any series of Securities, as the case may be, (1) the Company shall be released from its obligations under any covenants provided pursuant to Section 301(22), Section 901(1) or Section 901(8) for the benefit of the Holders of such Securities and the covenants set forth in Section 704, Section 1002, Section 1007 and Section 801, and (2) the occurrence of any event specified in Section 501(3) and Section 501(6) shall be deemed not to be or result in an Event of Default, in each case with respect to such Securities as provided in this Section 1303 on and after the date the conditions set forth in Section 1304 are satisfied (hereinafter called “Covenant Defeasance”). For this purpose, such Covenant Defeasance means that, with respect to such Securities, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section, whether directly or indirectly by reason of any reference elsewhere herein to any such Section or by reason of any reference in any such Section to any other provision herein or in any other document, but the remainder of this Indenture and such Securities shall be unaffected thereby.

Section 1304. Conditions to Defeasance or Covenant Defeasance.

The following shall be the conditions to the application of Section 1302 or Section 1303 to any Securities or any series of Securities, as the case may be:

(1)

The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee which satisfies the requirements contemplated by Section 609 and agrees to comply with the provisions of this Article XIII applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefits of the Holders of such Securities, (A) money in an amount, or (B) (i) in the case of any Securities denominated in U.S. Dollars, cash in U.S. Dollars and/or U.S. Government Obligations, and (ii) in the case of any Securities denominated in a Foreign Currency (other than composite currency), money and/or Foreign Government Obligations, in each case which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide money in an amount, or (C) a combination thereof, in each case sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or any such other qualifying trustee) to pay and discharge, the principal of and premium, if any, and interest on such Securities on the respective Stated Maturities, in accordance with the terms of this Indenture and such Securities. As used herein, “U.S. Government Obligation” means (x) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

(2)

In the event of an election to have Section 1302 apply to any Securities or any series of Securities, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (B) since the date of this Indenture, there has been a change in the applicable Federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Securities will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to such Securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Defeasance and discharge were not to occur.

(3)

In the event of an election to have Section 1303 apply to any Securities or any series of Securities, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Securities will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such Securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur.

(4)

The Company shall have delivered to the Trustee an Officer’s Certificate to the effect that neither such Securities nor any other Securities of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit.

(5)

No Default or Event of Default with respect to such Securities or any other Securities shall have occurred and be continuing at the time of such deposit or, insofar as Section 501(4) or Section 501(5) are concerned, at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

(6)

Such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company is a party or by which it is bound.

(7)

The Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with (in each case, subject to the satisfaction of the condition in clause (5)).

Before or after a deposit, the Company may make arrangements satisfactory to the Trustee for the redemption of Securities at a future date in accordance with Article XI.

Section 1305. Deposited Money and U.S. Government Obligations to Be Held in Trust; Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 1003, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee or other qualifying trustee (solely for purposes of this Section 1305 and Section 1306, the Trustee and any such other trustee are referred to collectively as the “Trustee”) pursuant to Section 1304 in respect of any Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any such Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities, of all sums due and to become due thereon in respect of principal and premium, if any, and interest, but money so held in trust need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 1304 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities; provided that the Trustee shall be entitled to charge any such tax, fee or other charge to such Holder’s account.

Anything in this Article XIII to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations or Foreign Currency or Foreign Government Obligations held by it as provided in Section 1304 with respect to any Securities which are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to such Securities.

Section 1306. Reinstatement.

If the Trustee or the Paying Agent is unable to apply any money in accordance with this Article XIII with respect to any Securities by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations under this Indenture and such Securities from which the Company has been discharged or released pursuant to Section 1302 or Section 1303 shall be revived and reinstated as though no deposit had occurred pursuant to this Article XIII with respect to such Securities, until such time as the Trustee or Paying Agent is permitted to apply all money held in trust pursuant to Section 1305 with respect to such Securities in accordance with this Article XIII; provided, however, that (a) if the Company makes any payment of principal of or premium, if any, or interest on any such Security following such reinstatement of its obligations, the Company shall be subrogated to the rights, if any, of the Holders of such Securities to receive such payment from the money so held in trust and (b) unless otherwise required by any legal proceeding or any order or judgment of any court or governmental authority, the Trustee or Paying Agent shall return all such money and U.S. Government Obligations to the Company promptly after receiving a written request therefor at any time, if such reinstatement of the Company’s obligations has occurred and continues to be in effect.

ARTICLE XIV

REPAYMENT AT THE OPTION OF HOLDERS

Section 1401. Applicability of Article.

Repayment of Securities of any series before their Stated Maturity at the option of Holders thereof shall be made in accordance with the terms of such Securities and (except as otherwise specified as contemplated by Section 301 for Securities of any series) in accordance with this Article XIV.

Section 1402. Repayment of Securities.

Securities of any series subject to repayment in whole or in part at the option of the Holders thereof will, unless otherwise provided in the terms of such Securities, be repaid at a price equal to the principal amount thereof and premium, if any, thereon, together with interest thereon accrued to the Repayment Date specified in or pursuant to the terms of such Securities. The Company covenants that on or before the Repayment Date it will deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1004) an amount of money sufficient to pay the principal (or, if so provided by the terms of the Securities of any series, a percentage of the principal) of, the premium, if any, and (except if the Repayment Date shall be an Interest Payment Date) accrued interest on, all the Securities or portions thereof, as the case may be, to be repaid on such date.

Section 1403. Exercise of Option.

Securities of any series subject to repayment at the option of the Holders thereof will contain an “Option to Elect Repayment” form on the reverse of such Securities. To be repaid at the option of the Holder, any Security so providing for such repayment, with the “Option to Elect Repayment” form on the reverse of such Security duly completed by the Holder (or by the Holder’s attorney duly authorized in writing), must be received by the Company at the Place of Payment therefor specified in the terms of such Security (or at such other place or places of which the Company shall from time to time notify the Holders of such Securities) not earlier than 45 days nor later than 30 days prior to the Repayment Date. If less than the entire principal amount of such Security is to be repaid in accordance with the terms of such Security, the principal amount of such Security to be repaid, in increments of the minimum denomination for Securities of such series, and the denomination or denominations of the Security or Securities to be issued to the Holder for the portion of the principal amount of such Security surrendered that is not to be repaid, must be specified. The principal amount of any Security providing for repayment at the option of the Holder thereof may not be repaid in part if, following such repayment, the unpaid principal amount of such Security would be less than the minimum authorized denomination of Securities of the series of which such Security to be repaid is a part. Except as otherwise may be provided by the terms of any Security providing for repayment at the option of the Holder thereof, exercise of the repayment option by the Holder shall be irrevocable unless waived by the Company.

Section 1404. When Securities Presented for Repayment Become Due and Payable.

If Securities of any series providing for repayment at the option of the Holders thereof shall have been surrendered as provided in this Article XIV and as provided by or pursuant to the terms of such Securities, such Securities or the portions thereof, as the case may be, to be repaid shall become due and payable and shall be paid by the Company on the Repayment Date therein specified, and on and after such Repayment Date (unless the Company shall default in the payment of such Securities on such Repayment Date) such Securities shall, if the same were interest-bearing, cease to bear interest. Upon surrender of any such Security for repayment in accordance with such provisions, the principal amount of such Security so to be repaid shall be paid by the Company, together with accrued interest and/or premium, if any, to (but excluding) the Repayment Date; provided, however, that, unless otherwise specified as contemplated by Section 301, installments of interest, if any, whose Stated Maturity is on or prior to the Repayment Date shall be payable (but without interest thereon, unless the Company shall default in the payment thereof) to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular Record Date according to their terms and the provisions of Section 307.

If the principal amount of any Security surrendered for repayment shall not be so repaid upon surrender thereof, such principal amount (together with interest, if any, thereon accrued to such Repayment Date) and any premium shall, until paid, bear interest from the Repayment Date at the rate of interest or yield to maturity (in the case of Original Issue Discount Securities) set forth in such Security.

Section 1405. Securities Repaid in Part.

Upon surrender of any Security which is to be repaid in part only, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without service charge and at the expense of the Company, a new Security or Securities of the same series, of any authorized denomination specified by the Holder, in a principal amount equal to and in exchange for the portion of the principal of such Security so surrendered which is not to be repaid.

* * *

This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. Electronic signatures believed by the Trustee to comply with the ESIGN Act of 2000 or other applicable law (including electronic images of handwritten signatures and digital signatures provided by DocuSign, Orbit, Adobe Sign or any other digital signature provider identified by any other party hereto and acceptable to the Trustee) shall be deemed original signatures for all purposes. Each other party to this First Supplemental Indenture assumes all risks arising out of the use of electronic signatures and electronic methods to send Notices to the Trustee, including without limitation the risk of the Trustee acting on an unauthorized Notice and the risk of interception or misuse by third parties. Notwithstanding the foregoing, the Trustee may in any instance and in its sole discretion require that a Notice in the form of an original document bearing a manual signature be delivered to the Trustee in lieu of, or in addition to, any such electronic Notice

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

MARVELL TECHNOLOGY, INC.

By:	/s/ Jean Hu
Name: Jean Hu
Title: President and Chief Financial Officer

[Signature Page to Indenture]

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ David Jason
Name: David Jason
Title: Vice President

[Signature Page to Indenture]

Exhibit 4.2

Marvell Technology, Inc.,

as Issuer,

Marvell Technology Group Ltd.,

as Initial Guarantor

and

U.S. Bank National Association,

as Trustee

1.650% Senior Notes due 2026

2.450% Senior Notes due 2028

2.950% Senior Notes due 2031

FIRST SUPPLEMENTAL INDENTURE

Dated as of April 12, 2021

to the

INDENTURE

Dated as of April 12, 2021

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ii

Section 8.02.	Governing Law	25
Section 8.03.	Recitals by the Company and the Guarantors	25

Annex A	Form of Certificate to be Delivered in Connection with Transfers Pursuant to Regulation S
Exhibit A	Form of 2026 Global Note
Exhibit B	Form of 2028 Global Note
Exhibit C	Form of 2031 Global Note
Exhibit D	Form of Supplemental Indenture to add Guarantors

iii

FIRST SUPPLEMENTAL INDENTURE, dated as of April 12, 2021 (“First Supplemental Indenture”), to the Indenture, dated as of April 12, 2021 (as amended, modified or supplemented from time to time in accordance therewith, other than with respect to a particular series of debt securities, the “Base Indenture” and, as amended, modified and supplemented by this First Supplemental Indenture, the “Indenture”), by and among Marvell Technology, Inc., a Delaware corporation (the “Company”), Marvell Technology Group Ltd., a Bermuda exempted company (“Marvell”), as initial Guarantor, and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”).

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of the Notes:

WHEREAS, the Company has duly authorized the execution and delivery of the Base Indenture to provide for the issuance from time to time of senior debt securities to be issued in one or more series as provided in the Base Indenture;

WHEREAS, the Company has duly authorized the execution and delivery, and desires and has requested the Trustee to join it in the execution and delivery, of this First Supplemental Indenture in order to establish and provide for the issuance by the Company of Securities designated as its 1.650% Senior Notes due 2026 (the “2026 Notes”), its 2.450% Senior Notes due 2028 (the “2028 Notes”) and its 2.950% Senior Notes due 2031 (the “2031 Notes” and, together with the 2026 Notes and the 2028 Notes, the “Notes”) on the terms set forth herein;

WHEREAS, the Notes will initially be fully and unconditionally guaranteed by Marvell and any existing and future domestic subsidiary of the Company that becomes a borrower or guarantor under the Revolving Credit Agreement (as defined herein) or the Term Loan Agreement (as defined herein), including Inphi Corporation, a Delaware corporation (“Inphi”);

WHEREAS, Section 901 of the Base Indenture provides that a supplemental indenture may be entered into by the parties for such purpose without notice to or the consent of any Holder; provided certain conditions are met;

WHEREAS, the conditions set forth in the Base Indenture for the execution and delivery of this First Supplemental Indenture have been met; and

WHEREAS, all things necessary to make this First Supplemental Indenture a valid and binding agreement of the parties, in accordance with its terms, and a valid amendment of, and supplement to, the Base Indenture with respect to the Notes and the guarantees have been done.

NOW, THEREFORE:

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01. Definitions. Capitalized terms used herein and not otherwise defined herein have the meanings assigned to them in the Base Indenture. To the extent terms are defined in both this First Supplemental Indenture and the Base Indenture, the applicable definition in this First Supplemental Indenture shall control. The words “herein,” “hereof” and “hereby” and other words of similar import used in this First Supplemental Indenture refer to this First Supplemental Indenture as a whole and not to any particular section hereof.

As used herein, the following terms have the specified meanings:

“2026 Additional Notes” has the meaning specified in Section 3.03 of this First Supplemental Indenture.

“2028 Additional Notes” has the meaning specified in Section 3.03 of this First Supplemental Indenture.

“2031 Additional Notes” has the meaning specified in Section 3.03 of this First Supplemental Indenture.

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“2026 Par Call Date” means March 15, 2026 (the date that is one month prior to the maturity of the 2026 Notes).

“2028 Par Call Date” means February 15, 2028 (the date that is two months prior to the maturity of the 2028 Notes).

“2031 Par Call Date” means January 15, 2031 (the date that is three months prior to the maturity of the 2031 Notes).

“Additional Notes” has the meaning specified in Section 3.03 of this First Supplemental Indenture.

“Agent Members” has the meaning specified in Section 2.01(b)(ii) of this First Supplemental Indenture.

“Applicable Procedures” means, with respect to any transfer or transaction involving a Regulation S Global Note or beneficial interest therein, the rules and procedures of the Depositary for such Global Note, Euroclear and Clearstream, in each case to the extent applicable to such transaction and as in effect from time to time.

“Attributable Debt” means, with respect to any sale and leaseback transaction, at the time of determination, the lesser of (1) the fair market value of the Property (as determined in good faith by the Board of Directors) subject to such transaction, and (2) the total obligation (discounted to the present value at the implicit interest factor, determined in accordance with GAAP, included in the rental payments) of the lessee for rental payments (other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the base term of the lease included in such transaction. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such present value shall be the lesser of (i) the present value determined assuming termination upon the first date such lease may be terminated (in which case the present value shall also include the amount of the penalty, but shall not include any rent that would be required to be paid under such lease subsequent to the first date upon which it may be terminated), and (ii) the present value assuming no such termination.

“Base Indenture” has the meaning specified in the recitals of this First Supplemental Indenture.

“business day” means, with respect to each series of Notes, any day, other than a Saturday or Sunday, that is not a day on which the banking institutions are authorized or required by law or executive order to close or on which commercial banks in New York, New York or the place of payment are authorized or required by law to close.

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to the Company or one of its Subsidiaries; (2) the adoption of a plan by the Board of Directors relating to the Company’s liquidation or dissolution; (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the aggregate of the total voting power of the Company’s Voting Shares or other Voting Shares into which the Company’s Voting Shares are reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; provided, however, that (x) a person shall not be deemed the beneficial owner of, or to own beneficially, (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any Affiliates of such person until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership (i) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (ii) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act and (y) a transaction will not be deemed to involve a change of control under this clause (3) if (A) the Company becomes a direct or indirect wholly-owned Subsidiary of a holding company and (B)(i) the direct or indirect holders of the Voting Shares of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Shares immediately prior to that transaction and each holder holds substantially the same percentage of Voting Shares of such holding company as such holder held of the Company’s shares immediately prior to that transaction or (ii) the Company’s Voting Shares outstanding immediately

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prior to such transaction are converted into or exchanged for, a majority of the voting stock of such holding company immediately after giving effect to such transaction; or (4) the Company consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Shares of the Company or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Company’s Voting Shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Shares (measured by voting power) of the surviving person or any direct or indirect parent company of any surviving person immediately after giving effect to such transaction; provided, however, that (1) none of the transactions contemplated by the Merger Agreement shall constitute a “change of control” and (2) a merger of the Company with any of its Subsidiaries solely for the purpose of reincorporating the Company in another jurisdiction within the United States shall not constitute a “Change of Control”.

“Change of Control Notice” has the meaning specified in Section 4.03(a) of this First Supplemental Indenture.

“Change of Control Offer” has the meaning specified in Section 4.03(a) of this First Supplemental Indenture.

“Change of Control Payment Date” has the meaning specified in Section 4.03(a) of this First Supplemental Indenture.

“Change of Control Repurchase Event” means, with respect to any series of Notes, the occurrence of both a Change of Control and a Ratings Event.

“Clearstream” means Clearstream Banking S.A.

“Company” means the party named as such in the recitals of this First Supplemental Indenture until a successor replaces it pursuant to the terms and conditions of the Indenture and thereafter means the successor.

“Comparable Treasury Issue” means, with respect to any Notes to be redeemed, the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed pursuant to Section 4.02 of this First Supplemental Indenture (assuming the 2026 Notes matured on the 2026 Par Call Date, the 2028 Notes matured on the 2028 Par Call Date, and the 2031 Notes matured on the 2031 Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes (assuming the 2026 Notes matured on the 2026 Par Call Date, the 2028 Notes matured on the 2028 Par Call Date, and the 2031 Notes matured on the 2031 Par Call Date).

“Comparable Treasury Price” means, with respect to any redemption date pursuant to Section 4.02 of this First Supplemental Indenture, (1) if the Company obtains four or more applicable Reference Treasury Dealer Quotations, the arithmetic average of the applicable Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest Reference Treasury Dealer Quotations, (2) if the Company obtains fewer than four and more than one applicable Reference Treasury Dealer Quotations, the arithmetic average of all applicable Reference Treasury Dealer Quotations for such redemption date or (3) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Consolidated Net Tangible Assets” means, as of any date of determination, the total assets less (a) all current liabilities (excluding deferred net revenue) and (b) the value of all goodwill, trade names, trademarks, service marks, patents, unamortized debt discount and expense and other intangible assets, all as shown on or reflected in the Company’s or any Guarantor’s most recent consolidated balance sheet (including, without duplication, the notes related thereto) prepared in accordance with GAAP.

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Euroclear” means Euroclear Bank S.A./N.V..

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“Event of Default” has the meaning specified in Section 5.03 of this First Supplemental Indenture.

“Exchange Notes” has the meaning specified in the Registration Rights Agreement.

“Existing Marvell Notes” collectively refer to the $1.0 billion in aggregate principal amount of 4.200% Senior Notes due 2023 and 4.875% Senior Notes due 2028 issued by Marvell pursuant to the indenture, dated as of June 22, 2018, as amended by a first supplemental Indenture, dated as of June 22, 2018, between Marvell and U.S. Bank National Association, as trustee, which are outstanding as of April 5, 2021.

“First Supplemental Indenture” has the meaning specified in the recitals of this First Supplemental Indenture.

“Fitch” means Fitch Ratings, Inc. and its successors.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

“guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee,” when used as a verb, has a correlative meaning.

“Guarantor” means Marvell, and any such entity that executes a supplemental indenture pursuant to Section 7.01 hereof until the date that such entity is released from its guarantee pursuant to Section 7.02 hereof or otherwise.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under: (1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements; (2) other agreements or arrangements designed to manage interest rates or interest rate risk; and (3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any Person, indebtedness of such Person for borrowed money (including, without limitation, indebtedness for borrowed money evidenced by notes, bonds, debentures or similar instruments but not including Non-recourse Obligations), if and to the extent any of the foregoing indebtedness would appear as a liability upon an unconsolidated balance sheet of such Person (but does not include contingent liabilities which appear only in a footnote to a balance sheet).

“Indenture” has the meaning specified in the recitals of this First Supplemental Indenture.

“Independent Investment Banker” means one of the Reference Treasury Dealers, as may be appointed from time to time by the Company; provided, however, that if any Reference Treasury Dealer ceases to be a Primary Treasury Dealer, the Company shall substitute another Primary Treasury Dealer.

“Initial Notes” has the meaning set forth in Section 3.01(b) of this First Supplemental Indenture.

“Inphi Acquisition” means the acquisition by the Company of all the outstanding equity interests of Inphi Corporation, a Delaware corporation, pursuant to the Merger Agreement.

“Investment Grade” means a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch); a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); or, if applicable, the equivalent investment grade credit rating from any Substitute Rating Agency appointed in accordance with the proviso to the definition of “Rating Agency”.

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“Lien” means any mortgage, lien, pledge, charge, or other security interest or encumbrance of any kind (including any conditional sale or other title retention agreement and any lease in the nature thereof).

“Marvell” means Marvell Technology Group Ltd., a Bermuda exempted company.

“Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated as of October 29, 2020, by and among the Company, Marvell, Maui Acquisition Company Ltd. A Bermuda exempted company, Indigo Acquisition Corp., a Delaware corporation, and Inphi, as such agreement may be amended, supplemented or otherwise modified from time to time.

“Mergers” means (1) the merger of Maui Acquisition Company Ltd, the Company’s wholly-owned subsidiary, with and into Marvell, with Marvell continuing as the surviving company and the Company’s wholly-owned subsidiary, and (2) the merger of Indigo Acquisition Corp., a wholly-owned subsidiary of Maui Acquisition Company Ltd, with and into Inphi, with Inphi continuing as the surviving corporation and the Company’s wholly-owned subsidiary.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Non-recourse Obligation” means Indebtedness or other obligations substantially related to (1) the acquisition of assets not previously owned by the Company, any Guarantor or any direct or indirect Subsidiaries of the Company or of any Guarantor or (2) the financing of a project involving the development or expansion of the properties of the Company, any Guarantor or any direct or indirect Subsidiaries of the Company or of any Guarantor, as to which the obligee with respect to such Indebtedness or obligation has no recourse to the Company or any direct or indirect Subsidiary of the Company or of any Guarantor or such Subsidiary’s assets other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

“Notes” has the meaning specified in the recitals of this First Supplemental Indenture.

“Notice” has the meaning specified in Section 8.01 of this First Supplemental Indenture.

“Primary Treasury Dealer” means a primary U.S. Government securities dealer in the United States of America.

“Property” means (i) any real property or any permanent improvement thereon owned by the Company, any Guarantor or any of the Restricted Subsidiaries located in the United States, except such as the Company’s management determines in good faith (taking into account, among other things, the importance of such property to the business, financial condition and earnings of the Company, any Guarantor and the Restricted Subsidiaries taken as a whole) not to be of material importance to the business of the Company, any Guarantor and the Restricted Subsidiaries, taken as a whole, and (ii) the capital stock of any United States Subsidiary that is owned by the Company, any Guarantor or any of the Restricted Subsidiaries, in the case of each of clause (i) and (ii), whether now owned or hereafter acquired.

“Purchase Agreement” means the Purchase Agreement, dated April 5, 2021, by and among the Company, Marvell and J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, as the representatives of the several initial purchasers.

“QIB” means a qualified institutional buyer as specified in Rule 144A promulgated under the Securities Act.

“Rating Agency” means each of Fitch, Moody’s and S&P; provided that if any of Fitch, Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available, “Rating Agency” shall include a substitute rating agency appointed by the Company that is a “nationally recognized statistical rating organization” as defined in Section 3(a)(62) of the Exchange Act for such rating agency (a “Substitute Rating Agency”).

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“Ratings Event” means that the Notes of the applicable series cease to be rated Investment Grade by at least two of the three Rating Agencies on any day during the Trigger Period. If any of the Rating Agencies is not providing a rating of the Notes of the applicable series on any day during the Trigger Period for any reason (subject, for the avoidance of doubt, to the Company’s right to engage a Substitute Rating Agency as provided herein), the rating of such Rating Agency for the Notes of such series shall be deemed to have ceased to be Investment Grade during the Trigger Period.

“Record Date” has the meaning specified in Section 3.01(d) of this First Supplemental Indenture.

“Reference Treasury Dealer” means each of J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, each of their respective successors, and any other Primary Treasury Dealer selected by the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Independent Investment Banker, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer as of 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Registered Exchange Offer” means the offer by the Company, pursuant to the Registration Rights Agreement, to Holders of the Initial Notes, to issue and deliver to such Holders, in exchange for their Initial Notes, a like aggregate principal amount of Exchange Notes registered under the Securities Act.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of April 12, 2021, among the Company, Marvell and J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, as the representatives of the several initial purchasers.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Notes” means all Notes offered and sold in an offshore transaction in reliance on Regulation S.

“Remaining Scheduled Payments” means, with respect to any Note to be redeemed pursuant to Section 4.02 of this First Supplemental Indenture, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption calculated as if the Stated Maturity of such Note was the 2026 Par Call Date, in the case of the 2026 Notes, the 2028 Par Call Date, in the case of the 2028 Notes, or the 2031 Par Call Date, in the case of the 2031 Notes; provided, however, that if such redemption date is not an Interest Payment Date with respect to such Note, the amount of the next scheduled interest payment thereon shall be reduced by the amount of interest accrued thereon to such redemption date.

“Restricted Notes Legend” has the meaning specified in Section 2.02(d) of this First Supplemental Indenture.

“Restricted Period” means, with respect to any Notes, the period that is 40 consecutive days beginning on and including the later of (i) the day on which such Notes are first offered to Persons other than distributors (as defined in Regulation S under the Securities Act) in reliance on Regulation S and (ii) the date of original issuance with respect to such Notes.

“Restricted Subsidiary” means a Subsidiary of the Company or of any Guarantor, in each case of which substantially all of its property is located, or substantially all of its business is conducted, in the United States.

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“Revolving Credit Agreement” means that certain revolving credit agreement, dated as of December 7, 2020, among Marvell, Maui HoldCo, Inc., the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as the administrative agent.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 144A Notes” means all Notes offered and sold to purchasers reasonably believed to be QIBs in reliance on Rule 144A.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., and its successors.

“Special Mandatory Redemption” has the meaning specified in Section 4.01(a) of this First Supplemental Indenture.

“Special Mandatory Redemption Date” has the meaning specified in Section 4.01(a) of this First Supplemental Indenture.

“Special Mandatory Redemption Event” has the meaning specified in Section 4.01(a) of this First Supplemental Indenture.

“Subsidiary” of any specified Person means any corporation, limited liability company, limited partnership, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof.

“Substitute Rating Agency” has the meaning set forth in the definition of “Rating Agency”.

“Term Loan Agreement” means that certain term loan credit agreement, dated as of December 7, 2020, by and among Marvell, the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

“Transfer Restricted Note” means any Note that bears or is required to bear a Restricted Notes Legend.

“Treasury Rate” means, with respect to any redemption date pursuant to Section 4.02 of this First Supplemental Indenture, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third Business Day immediately preceding that redemption date ) of the applicable Comparable Treasury Issue. In determining this rate, the Independent Investment Banker shall assume a price for the applicable Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

“Trigger Period” means the period commencing on the earlier of (a) the first public notice of the occurrence of a Change of Control or (b) the public announcement by the Company of its intention to effect a Change of Control, and ending 60 days following consummation of such Change of Control (which period shall be extended so long as the rating of the Notes of the applicable series is under publicly announced consideration for a possible rating downgrade by any of the Rating Agencies on such 60th day, such extension to last with respect to each such Rating Agency until the date on which such Rating Agency considering such possible rating downgrade either (x) rates the applicable series of Notes below Investment Grade or (y) publicly announces that it is no longer considering such series of Notes for a possible downgrade).

“Voting Shares” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the shares, interests, participants, rights or other equivalents (however designated) of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

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Section 1.02. Relationship with Base Indenture. The terms and provisions contained in this First Supplemental Indenture will constitute, and are hereby expressly made, a part of the Base Indenture and the Company, Marvell and the Trustee, by their execution and delivery of this First Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby; provided, however, that the provisions of this First Supplemental Indenture shall apply solely with respect to the 2026 Notes, the 2028 Notes and the 2031 Notes and that, except as expressly supplemented hereby with respect to the 2026 Notes, the 2028 Notes and the 2031 Notes, the Base Indenture shall continue in full force and effect and is in all respects confirmed, ratified and preserved. The Base Indenture and this First Supplemental Indenture shall be read, taken and construed as one and the same instrument. In the event that any provision of this First Supplemental Indenture expressly limits, qualifies or conflicts with a provision of the Base Indenture, such provision of this First Supplemental Indenture shall control.

ARTICLE II

FORM OF NOTES

Section 2.01. Form of Notes.

(a) Each series of the Notes shall be substantially in the form of the corresponding Exhibit attached hereto (other than, with respect to (x) any Additional Notes of any series of the Notes, changes related to issue date, issue price and first Interest Payment Date of such Additional Notes and (y) any Exchange Notes of any series of the Notes, changes related to legends, transfer restrictions, CUSIP/ISIN numbers and other changes customary for registered notes). The Notes may have notations, legends or endorsements required by law, rule or usage to which the Company is subject. Each Senior Note shall be dated the date of its authentication.

(i) The Initial Notes shall be offered and sold by the Company pursuant to the Purchase Agreement. The Initial Notes shall be resold initially only (A) to persons reasonably believed to be QIBs in reliance on Rule 144A under the Securities Act or (B) outside the United States, to persons other than “U.S. persons” as defined in Rule 902 under the Securities Act in compliance with Regulation S. Initial Notes may thereafter be transferred to, among others, purchasers reasonably believed to be QIBs, and purchasers in reliance on Regulation S, subject to the restrictions on transfer set forth herein. Initial Notes initially resold pursuant to Rule 144A shall be issued in the form of one or more permanent global securities in fully registered form (collectively, the “Rule 144A Global Note”) and Initial Notes initially resold pursuant to Regulation S shall be issued in the form of one or more permanent global securities in fully registered form (collectively, the “Regulation S Global Note”), in each case without interest coupons and with the Global Notes Legend and the applicable Restricted Notes Legend set forth in Section 2.02(d) hereof. Beneficial interests in the Regulation S Global Notes will initially be credited within the Depositary to Euroclear and Clearstream, on behalf of the owners of such interests.

(ii) Beneficial interests in Regulation S Global Notes may be exchanged for interests in Rule 144A Global Notes of the same series if (1) such exchange occurs in connection with a transfer of Notes in compliance with Rule 144A and (2) the transferor of the beneficial interest in the Regulation S Global Note first delivers to the Trustee a written certificate (in the form of the Form of Exchange Certificate attached to the applicable Exhibit hereto) to the effect that the beneficial interest in the Regulation S Global Note is being transferred to a Person (A) who the transferor reasonably believes to be a QIB, (B) purchasing for its own account or the account of a QIB in a transaction meeting the requirements of Rule 144A, and (C) in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

(iii) Beneficial interests in Rule 144A Global Notes may be transferred to a Person who takes delivery in the form of an interest in a Regulation S Global Note only if the transferor first delivers to the Trustee a written certificate (in the form attached as Annex A hereto) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S (if applicable).

(iv) The Rule 144A Global Notes and the Regulation S Global Notes are collectively referred to herein as “Global Notes”. The aggregate principal amount of the Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee as hereinafter provided.

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(b) This Section 2.01(b) shall apply only to a Global Note deposited with or on behalf of the Depositary.

(i) The Company shall execute and the Trustee shall, in accordance with this Section 2.01(b), authenticate and deliver one or more Global Notes that (A) shall be registered in the name of the Depositary for such Global Note or the nominee of such Depositary and (B) shall be delivered by the Trustee to such Depositary or pursuant to such Depositary’s instructions or held by the Trustee as custodian for the Depositary.

(ii) Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under this First Supplemental Indenture with respect to any Global Note held on their behalf by the Depositary or by the Trustee as custodian for the Depositary or under such Global Note, and the Company, the Trustee and any agent of the Company or the Trustee shall be entitled to treat the Depositary as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of such Depositary governing the exercise of the rights of a Holder of a beneficial interest in any Global Note.

(iii) None of the Trustee, any agent of the Trustee, any Paying Agent or the Security Registrar shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this First Supplemental Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Agent Members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this First Supplemental Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(c) If at any time the Depositary notifies the Company that it is unwilling, unable or no longer qualified to continue as Depositary for the Global Notes, the Company shall use reasonable efforts to appoint a successor Depositary with respect to such Global Notes. If (i) a successor Depositary for such Global Notes is not appointed within 90 days after the Company receives such notice or becomes aware of such ineligibility, (ii) the Company, at its option, notifies the Trustee that it elects to cause the issuance of Notes in definitive form, or (iii) there shall have occurred and be continuing an Event of Default with respect to the Notes of such series and the Depositary notifies the Trustee of its decision to exchange the Global Notes of such series for Notes in definitive form of such series, the Company shall execute, and the Trustee, upon receipt of an Officer’s Certificate of the Company directing the authentication and delivery thereof, will authenticate and deliver to each holder of a beneficial interest in the Global Notes, Notes in definitive form in any authorized denominations in an aggregate principal amount equal to the principal amount of such Global Notes in exchange for such Global Notes.

(d) Except as provided in Section 2.01(c) and Section 2.02 hereof, owners of beneficial interests in Global Notes shall not be entitled to receive physical delivery of Notes in definitive form.

(e) The terms and provisions contained in the Notes shall constitute, and are expressly made, a part of this First Supplemental Indenture and, to the extent applicable, the Company and the Trustee, by their execution and delivery of this First Supplemental Indenture, expressly agree to such terms and provisions and agree to be bound thereby. If there is any conflict between the terms of the Notes and this First Supplemental Indenture, the terms of this First Supplemental Indenture shall govern.

(f) The Notes may be presented for registration of transfer and exchange at the offices of the Security Registrar.

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Section 2.02. Special Transfer Provisions.

(a) Restrictions on Transfer of a Note in Definitive Form for a Beneficial Interest in a Global Note. A definitive Note may not be exchanged for a beneficial interest in a Global Note except upon satisfaction of the requirements set forth below. Upon receipt by the Trustee of a definitive Note, duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Security Registrar, together with:

(i) certification (in the form of the Form of Transfer Certificate attached to the applicable Exhibit hereto) that such definitive Note is being transferred (A) to a QIB in accordance with Rule 144A or (B) outside the United States in an offshore transaction within the meaning of Regulation S and in compliance with Rule 903 or Rule 904 under the Securities Act; and

(ii) written instructions directing the Trustee to make, or to direct the Custodian to make, an adjustment on its books and records with respect to such Global Note to reflect an increase in the aggregate principal amount of the Notes represented by the Global Note, such instructions to contain information regarding the Depositary account to be credited with such increase, then the Trustee shall cancel such definitive Note and cause, in accordance with the standing instructions and procedures existing between the Depositary and the Trustee, the aggregate principal amount of Notes represented by the Global Note to be increased by the aggregate principal amount of the definitive Note to be exchanged and shall credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Global Note equal to the principal amount of the definitive Note so canceled. If no Global Notes are then outstanding and the Global Note has not been previously exchanged for definitive Notes pursuant to Section 2.02 hereof, the Company shall issue and the Trustee shall authenticate, upon receipt of a Company Order, a new Global Note in the appropriate principal amount.

(b) Transfer and Exchange of Global Notes.

(i) The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depositary, in accordance with this First Supplemental Indenture (including applicable restrictions on transfer set forth herein, if any) and the procedures of the Depositary therefor. A transferor of a beneficial interest in a Global Note shall deliver a written order given in accordance with the Depositary’s procedures containing information regarding the participant account of the Depositary to be credited with a beneficial interest in such Global Note or another Global Note and such account shall be credited in accordance with such order with a beneficial interest in the applicable Global Note and the account of the Person making the transfer shall be debited by an amount equal to the beneficial interest in the Global Note being transferred. Transfers by an owner of a beneficial interest in a Rule 144A Global Note to a transferee who takes delivery of such interest through a Regulation S Global Note, whether before or after the expiration of the Restricted Period, shall be made only upon receipt by the Trustee of a certification from the transferor to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S or (if available) Rule 144 under the Securities Act and that, if such transfer is being made prior to the expiration of the Restricted Period, the interest transferred shall be held immediately thereafter through Euroclear or Clearstream.

(ii) If the proposed transfer is a transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, the Security Registrar shall reflect on its books and records the date and an increase in the principal amount of the Global Note to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Security Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of the Global Note from which such interest is being transferred.

(iii) Notwithstanding any other provisions of this First Supplemental Indenture, a Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(iv) In the event that a Global Note is exchanged for Notes in definitive form prior to the consummation of the Registered Exchange Offer or the effectiveness of the shelf registration statement with respect to such Notes, such Notes may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of this Section 2.02(b) (including the certification in the form of the Form of Transfer Certificate attached to the applicable Exhibit hereto) and such other procedures as may from time to time be adopted by the Company.

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(c) Restrictions on Transfer of Regulation S Global Notes.

(i) Prior to the expiration of the Restricted Period, interests in a Regulation S Global Note may only be held through Euroclear or Clearstream, or through organizations other than Euroclear or Clearstream that are direct participants in the Depositary. During the Restricted Period, beneficial ownership interests in a Regulation S Global Note may only be sold, pledged or transferred through Euroclear or Clearstream in accordance with the Applicable Procedures and only (A) to the Company, (B) so long as such security is eligible for resale pursuant to Rule 144A, to a person whom the selling holder reasonably believes is a QIB that purchases for its own account or for the account of a QIB to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A, (C) in an offshore transaction in accordance with Regulation S, (D) pursuant to an available exemption from registration under the Securities Act or (E) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in a Regulation S Global Note may not be made to a U.S. person or for the account or benefit of a U.S. person. Prior to the expiration of the Restricted Period, transfers by an owner of a beneficial interest in a Regulation S Global Note to a transferee who takes delivery of such interest through a Rule 144A Global Note shall be made only in accordance with the Applicable Procedures, pursuant to Rule 144 or Rule 144A and upon receipt by the Trustee of a written certification from the transferor of the beneficial interest in the form of the Form of Transfer Certificate attached to the applicable Exhibit hereto to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A. Such written certification shall no longer be required after the expiration of the Restricted Period. In the case of a transfer of a beneficial interest in a Regulation S Global Note for an interest in a Rule 144A Global Note, the transferee must, at the request of the Company, deliver an opinion of counsel reasonably acceptable to the Company stating that the proposed transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

(ii) Upon the expiration of the Restricted Period, beneficial ownership interests in a Regulation S Global Note shall be transferable in accordance with applicable law and other terms of the Indenture.

(d) Legend.

(i) Except as permitted by the following paragraphs (iii), (iv) or (v), each Note shall bear a legend (a “Restrictive Notes Legend”) in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only):

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR] [IN THE CASE OF REGULATION S NOTES: 40 DAYS] AFTER THE LATER OF THE ISSUE DATE HEREOF OR ANY OTHER ISSUE DATE IN RESPECT OF A FURTHER ISSUANCE OF SECURITIES OF THE SAME SERIES AND THE LAST DATE ON WHICH MARVELL TECHNOLOGY, INC. OR ANY AFFILIATE OF MARVELL TECHNOLOGY, INC. WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO MARVELL TECHNOLOGY, INC. OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE

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SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS NOT A QUALIFIED INSTITUTIONAL BUYER AND THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES OF $250,000, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO OR FOR OFFER OR SALE IN CONNECTION WITH ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO MARVELL TECHNOLOGY, INC.’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

Each Note evidencing a Global Note offered and sold to QIBs pursuant to Rule 144A shall bear a legend in substantially the following form:

EACH PURCHASER OF THIS SECURITY IS HEREBY NOTIFIED THAT THE SELLER OF THIS SECURITY MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

Each Note evidencing a Global Note offered and sold to non-U.S. persons outside the United States in reliance on Regulation S shall bear a legend substantially in the following form:

BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

Each Note in definitive form shall bear the following additional legend:

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

(ii) In addition to the applicable Restricted Notes Legend set forth above, each Global Note shall bear the legend set forth in Section 202 of the Base Indenture.

(iii) Upon any sale or transfer of a Transfer Restricted Note that is a definitive Note, the Security Registrar shall permit the Holder thereof to exchange such Transfer Restricted Note for a definitive Note that does not bear the legends set forth above and rescind any restriction on the transfer of such Transfer Restricted Note if the Holder certifies in writing to the Security Registrar that its request for such exchange was made in reliance on Rule 144 (such certification to be in the form of the Form of Transfer Certificate attached to the applicable Exhibit hereto).

(iv) Upon the consummation of a Registered Exchange Offer with respect to the Initial Notes pursuant to which Holders of such Initial Notes are offered Exchange Notes in exchange for their Initial Notes, all requirements pertaining to Initial Notes that Initial Notes be issued in global form shall continue to apply, and Exchange Notes in global form without the Restricted Notes Legend shall be available to Holders that exchange such Initial Notes in such Registered Exchange Offer.

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(v) Upon a sale or transfer after the expiration of the Restricted Period of any Initial Note acquired pursuant to Regulation S, all requirements that such Initial Note bear the Restricted Notes Legend shall cease to apply and the requirements requiring any such Initial Note be issued in global form shall continue to apply.

(e) By its acceptance of any Note bearing any legend in Section 2.02(d) hereof, each Holder of such Note acknowledges the restrictions on transfer of such Note set forth in this First Supplemental Indenture and in such legend in Section 2.02(d) hereof and agrees that it shall transfer such Note only as provided in this First Supplemental Indenture.

ARTICLE III

THE INITIAL NOTES

Section 3.01. Amount; Series; Terms.

(a) There is hereby created and designated three separate series of Initial Notes under the Base Indenture: (1) the “1.650% Senior Notes due 2026,” (2) the “2.450% Senior Notes due 2028” and (3) the “2.950% Senior Notes due 2031.” The changes, modifications and supplements to the Base Indenture effected by this First Supplemental Indenture shall be applicable only with respect to, and govern the terms of, each series of Notes, as applicable, and shall not apply to any other series of Notes that may be issued under the Base Indenture unless a supplemental indenture with respect to such other series of Notes specifically incorporates such changes, modifications and supplements.

(b) The aggregate principal amount of 2026 Notes that initially may be authenticated and delivered under this First Supplemental Indenture (the “Initial 2026 Notes”) shall be limited to $500,000,000, subject to increase as set forth in Section 3.03 of this First Supplemental Indenture. The aggregate principal amount of 2028 Notes that initially may be authenticated and delivered under this First Supplemental Indenture (the “Initial 2028 Notes”) shall be limited to $750,000,000, subject to increase as set forth in Section 3.03 of this First Supplemental Indenture. The aggregate principal amount of 2031 Notes that initially may be authenticated and delivered under this First Supplemental Indenture (the “Initial 2031 Notes” and, together with the Initial 2026 Notes and the Initial 2028 Notes, the “Initial Notes”) shall be limited to $750,000,000, subject to increase as set forth in Section 3.03 of this First Supplemental Indenture.

(c) The Stated Maturity of the 2026 Notes shall be April 15, 2026. The Stated Maturity of the 2028 Notes shall be April 15, 2028. The Stated Maturity of the 2031 Notes shall be April 15, 2031. The Notes shall be payable and may be presented for payment, purchase, redemption, registration of transfer and exchange, without service charge (subject to Section 305 of the Base Indenture), at the office or agency of the Company maintained for such purpose, which shall initially be the Corporate Trust Office.

(d) The 2026 Notes shall bear interest at the rate of 1.650% per annum beginning on April 12, 2021 or from the most recent Interest Payment Date to or for which interest has been paid or duly provided for, as further provided in the form of 2026 Note annexed hereto as Exhibit A. The 2028 Notes shall bear interest at the rate of 2.450% per annum beginning on April 12, 2021 or from the most recent Interest Payment Date to or for which interest has been paid or duly provided for, as further provided in the form of 2028 Note annexed hereto as Exhibit B. The 2031 Notes shall bear interest at the rate of 2.950% per annum beginning on April 12, 2021 or from the most recent Interest Payment Date to or for which interest has been paid or duly provided for, as further provided in the form of 2031 Note annexed hereto as Exhibit C. Interest for each series of Notes shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Each series of Notes will begin to accrue interest from the date on which it is originally issued. The Interest Payment Dates for each series of Notes shall be April 15 and October 15 of each year, beginning on October 15, 2021, and the “Record Date” for any interest payable on each such Interest Payment Date shall be the immediately preceding April 1 and October 1, respectively; provided that upon the Stated Maturity of a series of Notes, interest shall be payable on such Stated Maturity from the most recent date to which interest has been paid or duly provided, and shall include the required payment of principal or premium, if any; and provided

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further, that the “Record Date” for any interest, principal, or premium, if any, payable on the Stated Maturity of a series of Notes shall be the immediately preceding April 1. If any Interest Payment Date, Stated Maturity or other payment date with respect to a series of Notes is not a Business Day, the required payment of principal, premium, if any, or interest with respect to such series of Notes shall be due on the next succeeding Business Day as if made on the date that such payment was due, and no interest shall accrue on that payment for the period from and after that Interest Payment Date, Stated Maturity or other payment date, as the case may be, to the date of that payment on the next succeeding Business Day.

(e) Each of the 2026 Notes, the 2028 Notes and the 2031 Notes shall be issued in the form of one or more Global Notes, deposited with the Trustee as custodian for the Depositary or its nominee, duly executed by the Company and authenticated by the Trustee as provided in Section 3.03 of this First Supplemental Indenture and Section 303 of the Base Indenture.

(f) Payment of principal of, premium, if any, and interest on a Global Note registered in the name of or held by the Depositary or its nominee shall be made in immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of such Global Note. If any series of Notes are no longer represented by a Global Note, payment of principal, premium, if any, and interest on Notes in definitive form may, at the Company’s option, be made (i) by check mailed directly to Holders of such series of Notes at their registered addresses or (ii) upon written request of any Holder of at least $5,000,000 principal amount of such series of Notes, wire transfer to an account located in the United States of America maintained by the payee (provided that such request contains the requisite information to make such wire transfer).

(g) The purchase price at which the 2026 Notes were sold to the public on the date hereof was 99.804% of the aggregate principal amount of the 2026 Notes. The purchase price at which the 2028 Notes were sold to the public on the date hereof was 99.981% of the aggregate principal amount of the 2028 Notes. The purchase price at which the 2031 Notes were sold to the public on the date hereof was 99.811% of the aggregate principal amount of the 2031 Notes.

Section 3.02. Denominations. The Notes shall be issuable only in registered form without coupons and only in denominations of $2,000 and any multiple of $1,000 in excess thereof.

Section 3.03. Additional Notes; Repurchases.

(a) The Company may, from time to time, subject to compliance with any other applicable provisions of the Indenture, without notice to or the consent of the Holders of the Notes of the applicable series, create and issue pursuant to the Indenture additional Notes of such series (in the case of the 2026 Notes, the “2026 Additional Notes”, in the case of the 2028 Notes, the “2028 Additional Notes” and in the case of the 2031 Notes, the “2031 Additional Notes” and, together with the 2026 Additional Notes and the 2028 Additional Notes, the “Additional Notes”) having terms and conditions identical to those of the Initial Notes of the applicable series and ranking equally and ratably with the Initial Notes of the applicable series, except that Additional Notes:

(i) may have a different issue date from the Notes of the applicable series; and

(ii) may have a different amount of interest payable on the first Interest Payment Date after issuance than is payable on the Initial Notes of the applicable series (provided, however, that a separate CUSIP number may be assigned for any Additional Notes with a different amount of interest payable on the first Interest Payment Date after issuance than is payable on the Initial Notes of the applicable series, if required by DTC); provided that if such Additional Notes are not fungible with the outstanding Notes of the applicable series for U.S. federal income tax purposes, such Additional Notes shall have one or more separate CUSIP numbers.

(b) Any Additional Notes of such series, together with any Exchange Notes issued with respect to such series in accordance with the Registration Rights Agreement, will be treated as a single series with, and shall have the same terms as to ranking, redemption, waivers, amendments or otherwise, as the Initial Notes of the applicable series and shall vote together as one class on all matters with respect to the Notes of such series.

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(c) The Company may, to the extent permitted by law, directly or indirectly (regardless of whether such Notes are surrendered to the Company), purchase Notes in the open market, negotiated transactions or otherwise, whether by the Company or one or more of its Subsidiaries or through a private or public tender or exchange offer or through counterparties to private agreements, including by cash-settled swaps or other derivatives. The Company shall cause any Notes so purchased (other than Notes purchased pursuant to cash-settled swaps or other derivatives) to be surrendered to the Trustee for cancellation, together with a Company Order to cancel such Notes, and such Notes shall no longer be considered outstanding under the Indenture upon their purchase.

Section 3.04. No Sinking Fund. The Notes shall not be subject to any sinking fund.

Section 3.05. Satisfaction and Discharge. The provisions of Section 401 of the Base Indenture shall apply to the Notes.

Section 3.06. Additional Amounts. The provisions of Section 1005 and 1108 of the Base Indenture shall apply to the Notes.

ARTICLE IV

REDEMPTION OF SECURITIES

Section 4.01. Special Mandatory Redemption.

(a) If the proposed Inphi Acquisition is not consummated on or prior to June 29, 2021 (or such later date as the parties may designate in accordance with the Merger Agreement, up to March 1, 2022), or if the Merger Agreement is terminated any time prior to such date (any of the foregoing, a “Special Mandatory Redemption Event”), then the Company shall be required to redeem each series of the Notes then outstanding on the Special Mandatory Redemption Date (such redemption, a “Special Mandatory Redemption”) at a redemption price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but not including, the Special Mandatory Redemption Date. The “Special Mandatory Redemption Date” shall be a date selected by the Company that is no later than 30 days following any Special Mandatory Redemption Event. Notwithstanding the foregoing, installments of interest on Notes that are due and payable on Interest Payment Dates falling on or prior to the Special Mandatory Redemption Date will be payable on such Interest Payment Dates to the registered Holders of such Notes as of the close of business on the relevant Record Dates in accordance with the terms of the Notes of such series and the Indenture.

(b) The Company shall cause a notice of Special Mandatory Redemption to be sent, with a copy to the Trustee, within five Business Days after the occurrence of a Special Mandatory Redemption Event, to each Holder, specifying (i) the Special Mandatory Redemption Date and (ii) the Redemption Price.

(c) If funds sufficient to pay the Special Mandatory Redemption price of the Notes to be redeemed on the Special Mandatory Redemption Date are deposited with the Trustee or a Paying Agent on or before such Special Mandatory Redemption Date, on and after such Special Mandatory Redemption Date, such Notes will cease to bear interest.

(d) The provisions of Section 1104 of the Base Indenture shall not apply to any Special Mandatory Redemption of the Notes pursuant to this Section 4.01 of this First Supplemental Indenture.

Section 4.02. Optional Redemption.

(a) Subject to Section 1.02 hereof, the provisions of Article XI of the Base Indenture, as supplemented by the provisions of this First Supplemental Indenture, shall apply to the Notes.

(b) At any time before the 2026 Par Call Date, the 2026 Notes shall be redeemable, as a whole at any time or from time to time in part, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the applicable 2026 Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments of such 2026 Notes, discounted to the redemption date on a semi-annual basis

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(assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 15 basis points, plus accrued and unpaid interest thereon to, but excluding, the redemption date for such 2026 Notes. The redemption price shall be determined by the Company and the Trustee shall have no duty to verify any such determination made by the Company. On or after the 2026 Par Call Date, the 2026 Notes shall be redeemable, as a whole at any time or from time to time in part, at the Company’s option, at a redemption price equal to 100% of the aggregate principal amount of the applicable Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date for such Notes.

(c) At any time before the 2028 Par Call Date, the 2028 Notes shall be redeemable, as a whole at any time or from time to time in part, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the applicable 2028 Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments of such 2028 Notes, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 20 basis points, plus accrued and unpaid interest thereon to, but excluding, the redemption date for such 2028 Notes. The redemption price shall be determined by the Company and the Trustee shall have no duty to verify any such determination made by the Company. On or after the 2028 Par Call Date, the 2028 Notes shall be redeemable, as a whole at any time or from time to time in part, at the Company’s option, at a redemption price equal to 100% of the aggregate principal amount of the applicable Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date for such Notes.

(d) At any time before the 2031 Par Call Date, the 2031 Notes shall be redeemable, as a whole at any time or from time to time in part, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the applicable 2031 Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments of such 2031 Notes, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 20 basis points, plus accrued and unpaid interest thereon to, but excluding, the redemption date for such 2031 Notes. The redemption price shall be determined by the Company and the Trustee shall have no duty to verify any such determination made by the Company. On or after the 2031 Par Call Date, the 2031 Notes shall be redeemable, as a whole at any time or from time to time in part, at the Company’s option, at a redemption price equal to 100% of the aggregate principal amount of the applicable Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date for such Notes.

(e) Notwithstanding Section 4.02(b), Section 4.02(c) and Section 4.02(d) above, installments of interest on a series of Notes that are due and payable on Interest Payment Dates falling on or prior to a redemption date shall be payable on the Interest Payment Date to the registered Holders as of the close of business on the relevant Record Date in accordance with the provisions of such Notes of the applicable series and the Indenture.

(f) On and after the redemption date for the Notes of the applicable series, interest shall cease to accrue on such Notes or any portion thereof called for redemption, unless the Company defaults in the payment of the redemption price and accrued interest, if any. If less than all of the Notes of a series are to be redeemed, the Notes of such series to be redeemed shall be selected pro rata or by lot or by such other method as the Trustee shall deem fair and appropriate (including, in the case of Notes represented by a Global Note, in accordance with the procedures of the Depositary) unless otherwise required by law or applicable stock exchange or Depositary requirements; provided, however, that in no event shall Notes of a principal amount of $2,000 or less be redeemed in part.

(g) Notice of any redemption shall be delivered at least 15 days but not more than 60 days before the redemption date to each Holder of the Notes of the applicable series to be redeemed (with a copy to the Trustee). The Trustee shall, at the Company’s written request (delivered to the Trustee at least five Business Days prior to the date such notice is to be sent (or such shorter period as the Trustee may agree) with a copy of such notice) give the notice of redemption in the Company’s name and at the Company’s expense. Such notice shall state the redemption price (if known) or the formula pursuant to which the redemption price is to be determined if the redemption price cannot be determined at the time the notice is given. If the redemption price cannot be determined at the time such notice is to be given, the actual redemption price, calculated as described above in Section 4.02(b), Section 4.02(c) or Section 4.02(d), as applicable, shall be set forth in an Officer’s Certificate delivered to the Trustee no later than two Business Days prior to the redemption date. Notice of redemption having been given as provided in the Indenture, the Notes called for redemption shall become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. A notice of redemption may, at the Company’s option and discretion, be subject to one or more conditions precedent.

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Section 4.03. Purchase of Notes upon a Change of Control Repurchase Event.

(a) If a Change of Control Repurchase Event occurs with respect to a series of Notes, unless the Company shall have exercised its option to redeem the Notes of such series pursuant to Section 4.02 of this First Supplemental Indenture, each Holder of the Notes of such series shall have the right to require the Company to repurchase all or any part (equal to $2,000 and multiples of $1,000 in excess thereof) of that Holder’s Notes of such series at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes to be repurchased, plus any accrued and unpaid interest on the Notes of such series to, but excluding, the repurchase date. Within 30 days following any Change of Control Repurchase Event with respect to a series of Notes or, at the option of the Company, prior to any Change of Control, but after the public announcement of the Change of Control or event that may constitute the Change of Control, the Company shall deliver a notice (the “Change of Control Notice”) to each Holder of such series of Notes, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering (the “Change of Control Offer”) to repurchase the Notes of such series on the repurchase date specified in the notice at the option of the Holders of such series of Notes, which date (the “Change of Control Payment Date”) shall be no earlier than 30 days and no later than 60 days from the date such notice is delivered. The Change of Control Notice shall, if delivered prior to the date of consummation of the Change of Control, state that the Company’s obligation to repurchase the Notes of the applicable series is conditioned on a Change of Control Repurchase Event occurring on or prior to the Change of Control Payment Date.

(b) On the Change of Control Payment Date, the Company shall, to the extent lawful:

(i) accept for payment all the Notes or portions of the Notes properly tendered pursuant to the Change of Control Notice;

(ii) deposit with the Paying Agent or tender agent appointed for such purpose an amount equal to the aggregate repurchase price in respect of all the Notes or portions of the Notes properly tendered; and

(iii) deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of Notes being repurchased by the Company.

(c) The Paying Agent or tender agent shall promptly deliver to each Holder of Notes properly tendered the repurchase price for the Notes, and the Trustee, upon receipt of a Company Order, shall promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered.

(d) Notwithstanding the foregoing in this Section 4.03, the Company shall not be required to make a Change of Control Offer in connection with a Change of Control Repurchase Event if a third party makes such an offer in connection with such Change of Control Repurchase Event in the manner and at the times required and otherwise in compliance with the requirements for such a Change of Control Offer made by the Company, and such third party purchases all Notes properly tendered and not withdrawn under its offer.

(e) If Holders of not less than 95% in aggregate principal amount of a series of Notes then outstanding validly tender and do not withdraw such Notes in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company pursuant to Section 4.03(d) above, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Company shall have the right, upon not less than 30 days nor more than 60 days’ prior written notice to the Holders of such series of Notes (with a copy to the Trustee), given not more than 30 days following such purchase pursuant to the Change of Control Offer described in Section 4.03(b) above, to redeem all Notes of such series that remain outstanding following such purchase at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding the redemption date (subject to the right of Holders of record on a Record Date to receive interest on the relevant Interest Payment Date).

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(f) The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with any repurchase of the Notes as a result of a Change of Control Repurchase Event. To the extent the provisions of any such securities laws or regulations conflict with this Section 4.03, the Company shall comply with those securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.03 by virtue thereof; provided that the Company otherwise uses commercially reasonable efforts to permit Holders to exercise their rights and to fulfill its obligations in the time and in the manner specified in this Section 4.03 to the extent permitted by such securities laws or regulations.

ARTICLE V

COVENANTS AND REMEDIES

Section 5.01. Limitation on Liens.

(a) The Company shall not, and shall not permit any Guarantors to, or any of the Restricted Subsidiaries to, create or incur any Lien upon any Property of the Company, any Guarantor or any of the Restricted Subsidiaries (whether now existing or owned or hereafter created or acquired), in order to secure any Indebtedness or guarantees of the Company, any Guarantor or any of the Restricted Subsidiaries unless prior to or at the same time, the Notes (together with, at the Company’s option, any other Indebtedness or guarantees of the Company, the Guarantors or any of the Restricted Subsidiaries ranking equally in right of payment with the Notes) are equally and ratably secured with or, at the Company’s option, prior to, such secured Indebtedness or guarantees, until such time as such Indebtedness or guarantees are no longer secured by such Lien or such Property is no longer owned by the Company, a Guarantor or any of the Restricted Subsidiaries.

(b) The foregoing restriction in Section 5.01(a) above shall not apply to:

(i) Liens existing with respect to any Person at the time such Person becomes a direct or indirect Subsidiary of the Company or a Guarantor, provided that such Lien was not incurred in anticipation of such Person becoming a Subsidiary;

(ii) Liens existing on Property at the time of acquisition thereof or at the time of acquisition by the Company, any Guarantor or any of the Restricted Subsidiaries of any Person then owning such Property; provided that such Lien was not incurred in anticipation of such acquisition;

(iii) Liens securing Indebtedness of the Company, any Guarantor or any of the Restricted Subsidiaries owing to the Company or any of its Subsidiaries;

(iv) Liens existing on the date of issuance of the Initial Notes (excluding any Additional Notes);

(v) Liens on Property of a Person existing at the time such Person is merged into or consolidated with the Company, any Guarantor or any of the Restricted Subsidiaries, at the time such Person becomes a Subsidiary of the Company or any Guarantor, or at the time of a sale, lease or other disposition of all or substantially all of the Properties of a Person to the Company, any Guarantor or any of the Restricted Subsidiaries; provided that such Lien was not incurred in anticipation of the merger, consolidation, or sale, lease, other disposition or other such transaction;

(vi) Liens created in connection with a project financed with, and created to secure, a Non-recourse Obligation;

(vii) Liens created to secure each series of the Notes;

(viii) Liens imposed by law or arising by operation of law, such as materialmens’, workmen or repairmen, carriers’, warehousemen’s and mechanic’s Liens and other similar Liens, in each case for sums not yet overdue by more than 90 calendar days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution;

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(ix) Liens for taxes, assessments or other governmental charges or levies on Property not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(x) Liens to secure the performance of obligations with respect to statutory or regulatory requirements, bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance or return of money bonds and other obligations of a like nature;

(xi) pledges or deposits under workmen’s compensation, unemployment insurance, or similar legislation and Liens of judgments thereunder which are not currently dischargeable, or deposits to secure public or statutory obligations, or deposits in connection with obtaining or maintaining self-insurance or to obtain the benefits of any law, regulation or arrangement pertaining to workmen’s compensation, unemployment insurance, old age pensions, social security or similar matters, or deposits of cash or obligations of the United States of America to secure surety, appeal or customs bonds, or deposits in litigation or other proceedings such as, but not limited to, interpleader proceedings;

(xii) Liens consisting of easements, rights-of-way, zoning restrictions, restrictions on the use of real property, and defects and irregularities in the title thereto, landlords’ Liens and other similar Liens none of which interfere materially with the use of the Property covered thereby in the ordinary course of business and which do not, in the Company’s opinion, materially detract from the value of such Properties;

(xiii) Liens in favor of the United States of America or any state, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States of America or any state, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the Property subject to such Liens;

(xiv) Liens securing Indebtedness incurred to finance the construction, acquisition (including acquisition through merger or consolidation), purchase or lease of, or repairs, improvements or additions to, Property (including shares of capital stock), plant or equipment of the Company, any Guarantor or the Restricted Subsidiaries; provided, however, that the Lien shall not extend to any other Property owned by the Company, any Guarantor or any of the Restricted Subsidiaries at the time the Lien is incurred (other than Property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien shall not be incurred more than 18 months after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the Property subject to the Lien; provided further, however, that individual financings of equipment or other fixed or capital assets otherwise permitted to be secured under the Indenture provided by any Person (or its Affiliates) may be cross-collateralized to other such financings provided by such Person (or its Affiliates);

(xv) Liens incurred to secure cash or investment management or custodial services in the ordinary course of business or on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(xvi) Liens securing Hedging Obligations designed for protection from fluctuations in interest rates, currencies, equities or the price of commodities and not for speculative purposes;

(xvii) Liens securing reimbursement obligations with respect to commercial letters of credit in the ordinary course of business that encumber cash, documents and other Property relating to such letters of credit and proceeds thereof;

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(xviii) in connection with the sale or transfer of any equity interests or other assets in a consolidation, merger or sale of assets transaction permitted under the Indenture, customary rights and restrictions contained in agreements relating to such sale or transfer pending the completion thereof;

(xix) Liens on Property incurred in connection with any transaction permitted under Section 5.02 below; or

(xx) any extensions, renewals, refinancing or replacements of any Lien referred to in clauses (i) through (xix) above without increase of the principal of the Indebtedness secured by such Lien (except to the extent of any fees or other costs associated with any such extension, renewal or replacement); provided, however, that any Liens permitted by any of clauses (i) through (xix) above shall not extend to or cover any Property of the Company, any Guarantor or any of the Restricted Subsidiaries, as the case may be, other than the Property specified in such clauses and improvements to such Property.

(c) Notwithstanding the restrictions set forth in Section 5.01(a) above, the Company, any Guarantor and the Restricted Subsidiaries shall be permitted to incur Indebtedness secured by Liens which would otherwise be subject to the restrictions set forth in Section 5.01(a) above without equally and ratably securing the Notes; provided that, after giving effect to such Indebtedness and the retirement of any Indebtedness secured by Liens (other than Liens described in clauses (i) through (xx) of Section 5.01(b) above) that is being retired substantially concurrently with such incurrence, the aggregate amount of all Indebtedness secured by Liens (not including Liens permitted under clauses (i) through (xx) of Section 5.01(b) above), together with all Attributable Debt outstanding pursuant to Section 5.02(b) below, does not exceed 15% of the Company’s and any Guarantor’s Consolidated Net Tangible Assets, taken as a whole. The Company, any Guarantor and the Restricted Subsidiaries also may, without equally and ratably securing the Notes, create or incur Liens that extend, renew, substitute or replace (including successive extensions, renewals, substitutions or replacements), in whole or in part, any Lien permitted pursuant to the preceding sentence.

Section 5.02. Limitation on Sale and Leaseback Transactions.

(a) The Company and any Guarantor shall not, and shall not permit any Guarantor or any of the Restricted Subsidiaries to, enter into any sale and leaseback transaction for the sale and leasing back of any Property, whether now owned or hereafter acquired, unless:

(i) such transaction was entered into prior to the date of issuance of the Initial Notes of each series;

(ii) such transaction was for the sale and leasing back to the Company, any Guarantor or any of the Company’s or the Guarantor’s wholly-owned Subsidiaries of any Property by the Company, any Guarantor or any of the Restricted Subsidiaries;

(iii) such transaction involves a lease for not more than five years (or which may be terminated by the Company, any Guarantor or the Restricted Subsidiaries within a period of not more than five years);

(iv) such transaction involves the sale and leaseback of the Company’s property listed below:

Marvell Semiconductor, Inc. — Marvell Lane, Santa Clara, CA 95054

Marvell Technology (Shanghai) Ltd. — Keyuan Rd. Pudong District, Shanghai, China 201203

(v) the Company, any Guarantor or any of the Restricted Subsidiaries would be entitled to incur Indebtedness secured by a Lien with respect to such sale and leaseback transaction without equally and ratably securing the Notes pursuant to Section 5.01(b) of this First Supplemental Indenture (except with respect to a Lien permitted by Section 5.01(b)(xix) of this First Supplemental Indenture); or

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(vi) the Company, any Guarantor or any of the Restricted Subsidiaries applies (or to the extent the proceeds are received directly by any of the Restricted Subsidiaries, such Restricted Subsidiary applies) an amount equal to the net proceeds from the sale of such Property to the purchase of other Property or assets used or useful in the Company’s, such Guarantor’s or such Restricted Subsidiary’s business or to the retirement of the Company’s, such Guarantor’s or such Restricted Subsidiary’s Indebtedness that is pari passu in right of payment with the Notes within 365 days before or after the effective date of any such sale and leaseback transaction; provided that, in lieu of applying such amount to the retirement of pari passu Indebtedness, the Company may deliver Notes with an aggregate outstanding amount equal to such net proceeds to the Trustee for cancellation as provided in Section 3.03 of this First Supplemental Indenture.

(b) Notwithstanding the restrictions set forth in Section 5.02(a) above, the Company, any Guarantor and the Restricted Subsidiaries may enter into any sale and leaseback transaction that would otherwise be subject to the restrictions set forth in Section 5.02(a) above, if after giving effect thereto the aggregate amount of all Attributable Debt with respect to such transactions (not including Attributable Debt permitted under clauses (i) through (vi) of Section 5.02(a) above), together with all Indebtedness outstanding pursuant to Section 5.01(c) of this First Supplemental Indenture, does not exceed 15% of the Company’s and any Guarantor’s Consolidated Net Tangible Assets, taken as a whole.

Section 5.03. Events of Default.

(a) Section 501 of the Base Indenture shall not apply to the Notes. Instead, each of the following events shall be an “Event of Default” with respect to each series of Notes:

(i) default in the payment of any installment of interest on any Note of such series when due and payable, and the continuance of that default for 30 days;

(ii) default in the payment of the principal of, or any premium on, any Note of such series when due and payable (whether at its Stated Maturity, upon redemption or otherwise);

(iii) a failure by the Company to repurchase Notes of such series tendered for repurchase following the occurrence of a Change of Control Repurchase Event with respect to such series of Notes in conformity with Section 4.03 of this First Supplemental Indenture;

(iv) a failure to observe or perform any other covenant or agreement in respect of such series of Notes, which failure continues for 90 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of not less than 25% in principal amount of outstanding Notes of such series (including any Additional Notes of such series), requiring the Company to remedy the same;

(v) (A) a failure to make any payment at maturity, including any applicable grace period, on any of the Company’s Indebtedness (other than Indebtedness the Company owes to any of its Subsidiaries) outstanding in an amount in excess of $100,000,000 or (B) a default on any of the Company’s Indebtedness (other than Indebtedness the Company owes to any of its Subsidiaries), which default results in the acceleration of such Indebtedness in an amount in excess of $100,000,000 without such Indebtedness having been discharged or the acceleration having been cured, waived, rescinded or annulled, in the case of clause (A) or (B) above, for a period of 30 days after written notice thereof to the Company by the Trustee or to the Company and the Trustee by the Holders of not less than 25% in principal amount of outstanding Notes of a series (including any Additional Notes of such series); provided, however, that if any failure, default or acceleration referred to in clause (A) or (B) above ceases or is cured, waived, rescinded or annulled, then the Event of Default shall be deemed cured;

(vi) the Company pursuant to or within the meaning of any Bankruptcy Law (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or (E) admits in writing its inability to generally pay its debts as such debts become due; or takes any comparable action under any foreign laws relating to insolvency;

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(vii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company in an involuntary case; (B) appoints a Custodian of the Company or for all or substantially all of its property; or (C) orders the winding up or liquidation of the Company; or any similar relief is granted under any foreign laws; and the order or decree remains unstayed and in effect for 60 days;

(viii) a failure to complete a Special Mandatory Redemption required under Section 4.01 of this First Supplemental Indenture; and

(ix) any guarantee with respect to such series of Notes is not issued as required under Section 7.01 or any guarantee in respect of the Notes of that series ceases to be in full force and effect (except as contemplated by the terms of this First Supplemental Indenture or such guarantee) or is declared null and void in a judicial proceeding or the Guarantor denies or disaffirms its obligations under this First Supplemental Indenture or the guarantee, in each case unless the guarantee has been released pursuant to the terms of this First Supplemental Indenture or such guarantee.

(b) A notice of Default with respect to any Default given by the Trustee or Holders under this Section must specify the Default, demand that it be remedied and state that the notice is a “Notice of Default.”

Section 5.04. References in Base Indenture. References to “Section 501(4) or Section 501(5),” and “Section 501(3)” in the Base Indenture shall be deemed to refer to “Section 5.03(a)(vi) or Section 5.03(a)(vii)” and “Section 5.03(a)(iv)” of this First Supplemental Indenture, respectively.

ARTICLE VI

DEFEASANCE

Section 6.01. Covenant Defeasance. In addition to the covenants specified in Section 1303 of the Base Indenture, the Company may omit to comply with respect to a series of Notes with any term, provision or condition set forth in Sections 4.03, 5.01 and 5.02 of this First Supplemental Indenture by complying with the requirements of Section 1303 of the Base Indenture in respect of such series.

ARTICLE VII

GUARANTEE

Section 7.01. Guarantee.

(a) Subject to the provisions of this Article VII, each Guarantor that executes this First Supplemental Indenture on the date hereof and any future Guarantor that is required to provide a guarantee that is required to execute a supplemental indenture hereto will fully, unconditionally and irrevocably guarantee, as primary obligor and not merely as surety, jointly and severally with each other Guarantor, to each Holder and the Trustee, the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the principal of, premium, if any, and interest on the Notes and all other obligations and liabilities of the Company under this First Supplemental Indenture (including, without limitation, interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Company or any Guarantor, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding (all the foregoing being hereinafter collectively called the “Guaranteed Obligations”).

(b) The Guarantors shall include (A) Marvell, on a senior, unsecured basis, until (i) there is less than $100.0 million in aggregate principal amount of Existing Marvell Notes outstanding and (ii) the Mergers have been consummated; (B) Inphi, on a senior, unsecured basis, if 90 days after the effective time of the Mergers, more than $100.0 million in aggregate principal amount of its 0.75% convertible senior notes due 2021 and 0.75% convertible senior notes due 2025 (taken together) remains outstanding; and (C) each existing and future domestic subsidiary of the Company that becomes a borrower or guarantor under the Revolving Credit Agreement or the Term Loan Agreement, on a senior, unsecured basis.

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(c) Each Guarantor agrees that the Guaranteed Obligations will rank equally in right of payment with all of such Guarantor’s existing and future senior, unsecured Indebtedness, will rank senior in right of payment to all of such Guarantor’s existing and future unsecured, subordinated Indebtedness, will be effectively subordinated to all of such Guarantor’s existing and future secured Indebtedness, to the extent of the value of the assets securing such Indebtedness, and will be structurally subordinated to all of the existing and future Indebtedness (including trade payables) of such Guarantor’s non-Guarantor Subsidiaries (other than Indebtedness and liabilities owed to such Guarantor, if any).

(d) To evidence its guarantee set forth in this Section 7.01, each Guarantor hereby agrees that this First Supplemental Indenture shall be executed on behalf of such Guarantor by an Officer of such Guarantor. If an Officer whose signature is on this First Supplemental Indenture no longer holds that office at the time the Trustee authenticates the Notes, the guarantee shall be valid nevertheless.

(e) Each Guarantor hereby agrees that its guarantee set forth in this Section 7.01 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such guarantee on the Notes.

(f) Each Guarantor further agrees (to the extent permitted by law) that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from it, and that it will remain bound under this Article VII notwithstanding any extension or renewal of any Guaranteed Obligation.

(g) Each Guarantor waives presentation to, demand of payment from and protest to the Company of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Guarantor waives notice of any default under the Notes or the Guaranteed Obligations.

(h) Each Guarantor further agrees that its guarantee herein constitutes a guarantee of payment when due (and not a guarantee of collection) and waives any right to require that any resort be had by any Holder to any security held for payment of the Guaranteed Obligations.

(i) Except as set forth in Section 7.02, the obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than payment of the Guaranteed Obligations in full), including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the Guaranteed Obligations of each Guarantor herein shall not be discharged or impaired or otherwise affected by (a) the failure of any Holder to assert any claim or demand or to enforce any right or remedy against the Company or any other person under this First Supplemental Indenture, the Notes or any other agreement or otherwise; (b) any extension or renewal of any thereof; (c) any rescission, waiver, amendment or modification of any of the terms or provisions of this First Supplemental Indenture, the Notes or any other agreement; (d) the release of any security held by any Holder for the Guaranteed Obligations; (e) the failure of any Holder to exercise any right or remedy against any other Guarantor; (f) any change in the ownership of the Company; (g) any default, failure or delay, willful or otherwise, in the performance of the Guaranteed Obligations; or (h) any other act or thing or omission or delay to do any other act or thing that may or might in any manner or to any extent vary the risk of any Guarantor or would otherwise operate as a discharge of such Guarantor as a matter of law or equity.

(j) Each Guarantor agrees that its guarantee herein shall remain in full force and effect until payment in full of all the Guaranteed Obligations or such Guarantor is released from its guarantee in compliance with Section 7.02. Each Guarantor further agrees that its guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of, premium, if any, interest on any of the Guaranteed Obligations is rescinded or must otherwise be restored by any Holder upon the bankruptcy or reorganization of the Company or otherwise.

(k) In furtherance of the foregoing and not in limitation of any other right that any Holder has at law or in equity against any Guarantor by virtue hereof, upon the failure of the Company to pay any of the Guaranteed Obligations when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, each Guarantor hereby promises to and will, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders or the Trustee on behalf of the Holders, an amount equal to the sum of (i) the unpaid

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amount of such Guaranteed Obligations then due and owing and (ii) accrued and unpaid interest on such Guaranteed Obligations then due and owing (but only to the extent not prohibited by law) (including interest accruing after the filing of any petition in bankruptcy or the commencement of any insolvency, reorganization or like proceeding relating to the Company or any Guarantor whether or not a claim for post-filing or post-petition interest is allowed in such proceeding).

(l) Each Guarantor further agrees that, as between such Guarantor, on the one hand, and the Holders, on the other hand, (x) the maturity of the Guaranteed Obligations guaranteed hereby may be accelerated as provided in this First Supplemental Indenture for the purposes of its guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations guaranteed hereby and (y) in the event of any such declaration of acceleration of such Guaranteed Obligations, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantor for the purposes of its guarantee.

(m) Each Guarantor also agrees to pay any and all fees, costs and expenses (including attorneys’ fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under this Section 7.01.

Section 7.02. Limitation on Liability; Termination, Release and Discharge.

(a) Any term or provision of this First Supplemental Indenture to the contrary notwithstanding, the obligations of each Guarantor hereunder will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its guarantee or pursuant to its contribution obligations under this First Supplemental Indenture, result in the obligations of such Guarantor under its guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal, foreign, state or provincial law and not otherwise being void or voidable under any similar laws affecting the rights of creditors generally.

(b) Any Guarantor will be released and discharged automatically and unconditionally from all its obligations under this First Supplemental Indenture and its guarantee and will cease to be a Guarantor, without any further action required on the part of the Trustee or any Holder:

(i) if the Company exercises its legal defeasance or its covenant defeasance options with respect to the Notes or if its obligations under the Indenture are discharged in accordance with the terms of the Indenture;

(ii) if no Event of Default has occurred and is then continuing, upon the liquidation or dissolution of such Guarantor; and

(iii) upon the release or discharge of such Guarantor’s obligations under the Revolving Credit Agreement and the Term Loan Agreement.

(c) Upon delivery by the Company to the Trustee of an Officer’s Certificate and an Opinion of Counsel to the effect that any of the conditions described above has occurred, the Trustee shall, at the Company’s expense, execute any supplemental indenture or other documents reasonably requested by the Company in order to evidence the release of a Guarantor from its obligations under its guarantee and this First Supplemental Indenture.

Section 7.03. Right of Contribution. Each Guarantor hereby agrees that to the extent that any Guarantor shall have paid more than its proportionate share of any payment made on the obligations under the guarantees, such Guarantor shall be entitled to seek and receive contribution from and against the Company or any other Guarantor who has not paid its proportionate share of such payment. The provisions of this Section 7.03 shall in no respect limit the obligations and liabilities of each Guarantor to the Trustee and the Holders and each Guarantor shall remain liable to the Trustee and the Holders for the full amount guaranteed by such Guarantor hereunder.

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Section 7.04. No Subrogation. Notwithstanding any payment or payments made by each Guarantor hereunder, no Guarantor shall be entitled to be subrogated to any of the rights of the Trustee or any Holder against the Company or any other Guarantor or guarantee or right of offset held by the Trustee or any Holder for the payment of the Guaranteed Obligations, nor shall any Guarantor seek or be entitled to seek any contribution or reimbursement from the Company or any other Guarantor in respect of payments made by such Guarantor hereunder, until all amounts owing to the Trustee and the Holders by the Company on account of the Guaranteed Obligations are paid in full. If any amount shall be paid to any Guarantor on account of such subrogation rights at any time when all of the Guaranteed Obligations shall not have been paid in full, such amount shall be held by such Guarantor in trust for the Trustee and the Holders, segregated from other funds of such Guarantor, and shall, forthwith upon receipt by such Guarantor, be turned over to the Trustee in the exact form received by such Guarantor (duly indorsed by such Guarantor to the Trustee, if required), to be applied against the Guaranteed Obligations.

ARTICLE VIII

MISCELLANEOUS

Section 8.01. Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. The Trustee shall have the right to accept and act upon any notice, instruction, or other communication, including any funds transfer instruction, (each, a “Notice”) received pursuant to this First Supplemental Indenture by electronic transmission (including by e-mail, facsimile transmission, web portal or other electronic methods) and shall not have any duty to confirm that the Person sending such Notice is, in fact, a person authorized to do so. Electronic signatures believed by the Trustee to comply with the ESIGN Act of 2000 or other applicable law (including electronic images of handwritten signatures and digital signatures provided by DocuSign, Orbit, Adobe Sign or any other digital signature provider identified by any other party hereto and acceptable to the Trustee) shall be deemed original signatures for all purposes. Each other party to this First Supplemental Indenture assumes all risks arising out of the use of electronic signatures and electronic methods to send Notices to the Trustee, including without limitation the risk of the Trustee acting on an unauthorized Notice and the risk of interception or misuse by third parties. Notwithstanding the foregoing, the Trustee may in any instance and in its sole discretion require that a Notice in the form of an original document bearing a manual signature be delivered to the Trustee in lieu of, or in addition to, any such electronic Notice.

Section 8.02. Governing Law. THIS FIRST SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

Section 8.03. Recitals by the Company and the Guarantors. The recitals in this First Supplemental Indenture are made by the Company and the Guarantors only and not by the Trustee, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture or of the Notes. The Trustee shall not be accountable for the use or application by the Company of the Notes or the proceeds thereof. All of the provisions contained in the Base Indenture in respect of the rights, privileges, immunities, powers and duties of the Trustee shall be applicable in respect of the Notes and of this First Supplemental Indenture as fully and with like effect as if set forth herein in full.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have caused this First Supplemental Indenture to be duly executed as of the date first written above.

MARVELL TECHNOLOGY, INC., as Issuer

By:	/s/ Jean Hu
Name: Jean Hu
Title: President and Chief Financial Officer

MARVELL TECHNOLOGY, INC., as Initial Guarantor

By:	/s/ Jean Hu
Name: Jean Hu
Title: Chief Financial Officer

[Signature Page – First Supplemental Indenture]

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ David Jason
Name: David Jason
Title: Vice President

[Signature Page – First Supplemental Indenture]

ANNEX A

FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH TRANSFERS PURSUANT TO

REGULATIONS

[Date]

Attention:

Re: Marvell Technology, Inc. (the “Company”) [applicable series of Notes] (the “Securities”)

Ladies and Gentlemen:

In connection with our proposed sale of $         aggregate principal amount of the Securities, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, we represent that:

1.	the offer of the Securities was not made to a person in the United States;

2.

either (a) at the time the buy offer was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States, or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither we nor any person acting on our behalf knows that the transaction has been prearranged with a buyer in the United States;

3.	no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903 or Rule 904 of Regulation S, as applicable;

4.	the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

5.	we have advised the transferee of the transfer restrictions applicable to the Securities.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By:
Authorized Signature

EXHIBIT A

FORM OF 2026 NOTE

(FACE OF NOTE)

[Insert the Global Note Legend, if applicable, pursuant to the provisions of the Indenture]

MARVELL TECHNOLOGY, INC.

1.650% Senior Notes due 2026

No. [•]

CUSIP / ISIN: 573874AA2 / US573874AA23 (144A)

U5739DAA3 / USU5739DAA38 (Reg S)

$[•]

MARVELL TECHNOLOGY, INC., a Delaware corporation, promises to pay to CEDE & CO., or registered assigns, the principal sum set forth on the Schedule of Exchanges of Securities attached hereto on April 15, 2026.

Interest payment dates: April 15 and October 15.

Record Dates: April 1 and October 1.

Additional provisions of this Security are set forth on the reverse hereof.

IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officers.

MARVELL TECHNOLOGY, INC., as Issuer

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION:

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

Dated:

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Authorized Signatory

(REVERSE OF NOTE)

MARVELL TECHNOLOGY, INC.

1.650% Senior Notes due 2026

(1) Interest. Marvell Technology, Inc., a Delaware corporation (such corporation, and its successors and assigns under the Indenture referred to below, being herein called the “Company”), promises to pay interest on the principal amount of this Note at the interest rate per annum shown above. The Company shall pay interest semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2021. Interest on the Securities shall accrue from the most recent Interest Payment Date to or for which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from April 12, 2021 (the “Issue Date”). Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

(2) Method of Payment. The Company shall pay interest on the Securities (except Defaulted Interest) to the persons who are registered Holders of Securities at the close of business on the Record Date immediately preceding the Interest Payment Date even though such Securities are canceled after the Record Date and on or before the Interest Payment Date. Holders of certificated Securities must surrender certificated Securities to a Paying Agent to collect principal payments. The Company shall pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts. Payment of principal of and premium, if any, and interest on this Note shall be made in immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of this Global Note.

(3) Paying Agent, Transfer Agent and Securities Registrar. Initially, U.S. Bank National Association, a national banking association, as trustee (the “Trustee”) under the Indenture (as defined below), shall act as Paying Agent, transfer agent and Securities Registrar. The Company may change any Paying Agent, transfer agent, Securities Registrar or co-registrar without notice to the Holders. The Company or any Guarantor may act as Paying Agent, transfer agent, Securities Registrar or co-registrar.

(4) Indenture. This Note is a “Security” and the Notes are “Securities” issued under the Indenture, dated as of April 12, 2021 (the “Base Indenture”) between the Company and the Trustee, as supplemented by a First Supplemental Indenture, dated as of April 12, 2021 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, Marvell Technology Group Ltd., as initial guarantor, and the Trustee. The Securities are unsecured general obligations of the Company and constitute the “1.650% Senior Notes due 2026”, initially limited to $500,000,000 in aggregate principal amount. The terms of the Securities include those stated in the Indenture. Capitalized terms used herein but not defined herein are used as defined in the Indenture. The Securities are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

(5) Guarantees. From and after the Issue Date, to guarantee the due and punctual payment of the principal of, premium, if any, interest (including post-filing or post-petition interest in any proceeding under Bankruptcy Law) on the Securities and all other amounts payable by the Company under the Indenture and the Securities when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Securities and the Indenture, each Guarantor unconditionally guarantees (and future guarantors, jointly and severally with the Guarantors, will fully and unconditionally guarantee) such obligations on a senior basis pursuant to the terms of the Indenture.

(6) Special Mandatory Redemption. If the proposed Inphi Acquisition is not consummated on or prior to June 29, 2021 (or such later date as the parties may designate in accordance with the Merger Agreement, up to March 1, 2022), or if the Merger Agreement is terminated any time prior to such date (any of the foregoing, a “Special Mandatory Redemption Event”), then the Company shall be required to redeem the Securities then outstanding on the Special Mandatory Redemption Date (such redemption, a “Special Mandatory Redemption”) at a redemption price equal to 101% of the principal amount of the Securities plus accrued and unpaid interest thereon to, but not including, the Special Mandatory Redemption Date. The “Special Mandatory Redemption Date” shall be a date selected by the Company that is no later than 30 days following any Special Mandatory Redemption Event. Notwithstanding the foregoing, installments of interest on Securities that are due and payable on Interest Payment Dates falling on or prior to the Special Mandatory Redemption Date will be payable on such Interest Payment Dates to the registered Holders of such Securities as of the close of business on the relevant Record Dates in accordance with the terms of the Securities and the Indenture.

The Company shall cause a notice of Special Mandatory Redemption to be sent, with a copy to the Trustee, within five Business Days after the occurrence of a Special Mandatory Redemption Event to each Holder.

If funds sufficient to pay the Special Mandatory Redemption price of the Securities to be redeemed on the Special Mandatory Redemption Date are deposited with the Trustee or a Paying Agent on or before such Special Mandatory Redemption Date, on and after such Special Mandatory Redemption Date, such Securities will cease to bear interest.

(6) Optional Redemption. The Company may redeem the Securities in whole at any time or from time to time in part prior to their Stated Maturity, at its option, pursuant to the following terms:

(a) At any time before March 15, 2026, the redemption price shall be equal to the greater of (i) 100% of the aggregate principal amount of the Securities to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments of such Securities, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 15 basis points, plus accrued and unpaid interest thereon to, but excluding, the redemption date. The redemption price shall be determined by the Company and the Trustee shall have no duty to verify any such determination made by the Company.

(b) At any time on or after March 15, 2026, the redemption price shall be equal to 100% of the aggregate principal amount of the Securities to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Notwithstanding the foregoing, installments of interest on Securities that are due and payable on Interest Payment Dates falling on or prior to a redemption date shall be payable on the Interest Payment Date to the registered Holders as of the close of business on the relevant Record Date in accordance with the provisions of the Securities and the Indenture.

On and after the redemption date for the Securities, interest shall cease to accrue on such Securities or any portion thereof called for redemption, unless the Company defaults in the payment of the redemption price and accrued interest, if any. On or before the redemption date for the Securities, the Company shall deposit with the Trustee or a Paying Agent funds sufficient to pay the redemption price of the Securities to be redeemed on the redemption date, and (except if the redemption date shall be an Interest Payment Date) accrued interest, if any. If less than all of the Securities are to be redeemed, the Securities to be redeemed shall be selected pro rata or by lot or by such method as the Trustee shall deem fair and appropriate, in accordance with the procedures of the Depositary unless otherwise required by law or applicable stock exchange or Depositary requirements; provided, however, that in no event shall Securities of a principal amount of $2,000 or less be redeemed in part.

Notice of any redemption shall be delivered at least 15 days but not more than 60 days before the redemption date to each Holder of the Securities to be redeemed (with a copy to the Trustee). The Trustee shall, at the Company’s written request (delivered to the Trustee at least five Business Days prior to the date such notice is to be sent (or such shorter period as the Trustee may agree) with a copy of such notice) give the notice of redemption in the Company’s name and at the Company’s expense. Such notice shall state the redemption price (if known) or the formula pursuant to which the redemption price is to be determined if the redemption price cannot be determined at the time the notice is given. If the redemption price cannot be determined at the time such notice is to be given, the actual redemption price, calculated as set forth in the Indenture, shall be set forth in an Officer’s Certificate delivered to the Trustee no later than two Business Days prior to the redemption date. Notice of redemption having been given as provided in the Indenture, the Securities called for redemption shall become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

(7) Change of Control Repurchase Event. If a Change of Control Repurchase Event occurs with respect to the Securities, unless the Company shall have exercised its option pursuant to Section (6) hereof to redeem the Securities, each Holder of the Securities shall have the right to require the Company to repurchase all or any part (equal to $2,000 and multiples of $1,000 in excess thereof) of that Holder’s Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the Securities to be repurchased plus any accrued and unpaid interest on such Securities to, but excluding, the repurchase date.

Within 30 days following any Change of Control Repurchase Event with respect to the Securities or, at the option of the Company, prior to any Change of Control, but after the public announcement of the Change of Control or event that may constitute the Change of Control, the Company shall deliver a notice (the “Change of Control Notice”) to each Holder of the Securities, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering (the “Change of Control Offer”) to repurchase such Securities on the repurchase date specified in the notice at the option of the Holders, which date (the “Change of Control Payment Date”) shall be no earlier than 30 days and no later than 60 days from the date such notice is delivered. The Change of Control Notice shall, if delivered prior to the date of consummation of the Change of Control, state that the Company’s obligation to repurchase the Securities is conditioned on a Change of Control Repurchase Event occurring on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, the Company shall, to the extent lawful:

(i)	accept for payment all the Securities or portions of the Securities properly tendered pursuant to the Change of Control Notice;

(ii)

deposit with the Paying Agent or tender agent appointed for such purpose an amount equal to the aggregate repurchase price in respect of all the Securities or portions of the Securities properly tendered; and

(iii)

deliver or cause to be delivered to the Trustee the Securities properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of the Securities being repurchased by the Company.

If Holders of not less than 95% in aggregate principal amount of the outstanding Securities validly tender and do not withdraw such Securities in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company pursuant to Section 403(d) of the First Supplemental Indenture, purchases all of the Securities validly tendered and not withdrawn by such Holders, the Company shall have the right, upon not less than 30 nor more than 60 days’ prior written notice to the Holders of the Securities (with a copy to the trustee), given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Securities that remain outstanding following such purchase at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of Holders of record on a Record Date to receive interest on the relevant Interest Payment Date).

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with any repurchase of the Securities as a result of a Change of Control Repurchase Event. To the extent the provisions of any such securities laws or regulations conflict with this Section (7), the Company shall comply with those securities laws and regulations and shall not be deemed to have breached its obligations under this Section (7) by virtue thereof; provided that the Company otherwise uses commercially reasonable efforts to permit Holders to exercise their rights and to fulfill its obligations in the time and in the manner specified in this Section (7) to the extent permitted by such securities laws or regulations.

(8) Denominations; Transfer; Exchange. The Securities are in registered form without coupons in minimum denominations of $2,000 and any multiple of $1,000 in excess thereof. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Securities Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Company shall not be required (A) to transfer or exchange any Securities subject to redemption during a period beginning at the opening of business 15 days before the day of the electronic delivery or mailing of a notice of redemption and ending at the close of business on the day of such electronic delivery or mailing or (B) to register the transfer of or exchange any Security so selected for redemption, in whole or in part, except the unredeemed portion of any Security being redeemed in part.

(9) Defeasance. Subject to certain conditions as provided in the Indenture, the Company at any time may terminate some or all of its obligations under the Securities and the Indenture if the Company deposits with the Trustee money and/or U.S. Government Obligations for the payment of principal and interest on the Securities to their Stated Maturity.

(10) Persons Deemed Owners. The registered Holder of a Security may be treated as its owner for all purposes, except that interest (other than Defaulted Interest) shall be paid to the Person that was the registered Holder on the relevant Record Date for such payment of interest.

(11) Amendments and Waivers. Subject to certain exceptions, (i) the Indenture or the Securities may be amended or supplemented with respect to this series with the consent of the Holders of a majority in principal amount of the Securities; and (ii) any existing default with respect to the Securities may be waived with the consent of the Holders of a majority in principal amount of the Securities. Without the consent of any Holder of this series, the Indenture or the Securities may be amended or supplemented in accordance with Section 901 of the Base Indenture to, among other things, cure any ambiguity, mistake, omission, defect or inconsistency, to provide for the assumption of the Company’s obligations to Holders of this series or to provide for uncertificated Securities or Securities registered under the Securities Act and offered in exchange for this series, to provide for guarantees with respect to, or security for, the Securities, or to comply with amendments to the Trust Indenture Act, or to add additional covenants, or to surrender any right or power conferred upon the Company, or to make any change that does not adversely affect the rights of any Holder of this series.

(12) Remedies. If an Event of Default with respect to the Securities occurs and is continuing, the Trustee or Holders of at least 25% in aggregate principal amount of the Securities may, by notice in writing to the Company (and the Trustee if given by the Holders), declare all the Securities to be due and payable immediately. Holders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require security or indemnity before it enforces the Indenture or the Securities. Subject to certain limitations, Holders of a majority in principal amount of the outstanding Securities may direct the Trustee in its exercise of any trust or power with respect to the Securities. The Trustee may withhold from Holders of this series notice of any Default or Event of Default (except a Default in payment of principal or interest) if it determines in good faith that withholding notice is in their interests. The Company must furnish an annual compliance certificate to the Trustee.

(13) Trustee Dealings with Company. Subject to the provisions of the Trust Indenture Act, if applicable, the Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not Trustee. The Trustee shall initially be U.S. Bank National Association.

(14) No Recourse Against Others. A director, officer, incorporator or shareholder, as such, past, present or future, of the Company or any successor corporation of the Company, shall not have any liability for any obligations of the Company or any Guarantor under the Securities or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

(15) Authentication. This Security shall not be valid until authenticated by the manual signature of an authorized signatory of the Trustee or an authenticating agent.

(16) Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(17) Governing Law. THIS SECURITY SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN SUCH STATE.

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Securities. No representation is made as to the accuracy of such numbers (or as to the accuracy of ISIN numbers or similar numbers) as printed on the Securities and reliance may be placed only on the other identification numbers placed thereon.

THE COMPANY WILL FURNISH TO ANY HOLDER UPON WRITTEN REQUEST AND WITHOUT CHARGE A COPY OF THE INDENTURE, WHICH HAS IN IT THE TEXT OF THIS SECURITY, IN TWELVE-POINT TYPE. REQUESTS MAY BE MADE TO: MARVELL TECHNOLOGY, INC., 1000 N. WEST STREET, SUITE 1200, WILMINGTON, DE 19801, ATTENTION: CORPORATE SECRETARY.

ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to

(Insert assignee’s soc. sec. or tax I.D. No.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint                          agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Dated:	Signed:
(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Securities Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Securities Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

FORM OF TRANSFER CERTIFICATE

In connection with any transfer of any of the Securities evidenced by this certificate occurring prior to the expiration of the period referred to in Rule 144 under the Securities Act (“Rule 144”) after the later of the date of original issuance of such Securities and the last date, if any, on which such Securities were owned by the Company or any Affiliate of the Company (as such term is defined in Rule 144), the undersigned confirms that such Securities are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

1. ☐	to the Company; or

2. ☐	pursuant to an effective registration statement under the Securities Act; or

3. ☐

inside the United States to a person reasonably believed to be a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act; or

4. ☐	in an offshore transaction in compliance with Rule 903 or Rule 904 of Regulation S under the Securities Act; or

5. ☐	pursuant to the exemption from registration provided by Rule 144 under the Securities Act or any other available exemption from the registration requirements of the Securities Act.

Unless one of the boxes is checked, the Trustee shall refuse to register any of the Securities evidenced by this certificate in the name of any person other than the registered holder thereof; provided, however, that if box (5) is checked, the Trustee shall be entitled to require, prior to registering any such transfer of the Securities, such legal opinions, certifications and other information as the Company has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Signature

TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Security for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:_________________

Notice: To be executed by an executive officer

FORM OF EXCHANGE CERTIFICATE

Marvell Technology, Inc.

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801

U.S Bank National Association

One California Street, Suite 1000

San Francisco, CA 94111

Attn: D. Jason (Marvell Technology

Group)

Re: Senior Notes due 2026

Reference is hereby made to the Indenture, dated as of April 12, 2021 (the “Base Indenture”), between Marvell Technology, Inc., a Delaware Company, as issuer (the “Company”) and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of April 12, 2021 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, Marvell Technology Group Ltd., a Bermuda exempted company, as guarantor, and the Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

[•] (the “Owner”) owns and proposes to exchange the Security[ies] or interest in such Security[ies] specified herein, in the principal amount of $[•] in such Security[ies] or interests (the “Exchange”). The Owner hereby certifies that in connection with the Exchange of the Owner’s Regulation S Global Note for a beneficial interest in the Rule 144A Global Note, with an equal principal amount, the Security[ies] or interest in such Security[ies] specified herein [is][are] being transferred to a Person (A) who the transferor reasonably believes to be a QIB, (B) purchasing for its own account or the account of a QIB in a transaction meeting the requirements of Rule 144A, and (C) in accordance with all applicable securities laws of the States of the United States and other jurisdictions.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company and are dated [•].

[Insert Name of Transferor]

By:
Name:
Title:

SCHEDULE OF EXCHANGES OF SECURITIES

The initial principal amount of this Global Note is                  DOLLARS ($                 ). The following exchanges of a part of this Global Note for certificated Securities or a part of another Global Note have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease (or increase)	Signature of authorized signatory of Trustee

REPURCHASE EXERCISE NOTICE UPON A CHANGE OF CONTROL REPURCHASE EVENT

To: Marvell Technology, Inc.

The undersigned registered owner of this Security hereby acknowledges receipt of a notice from Marvell Technology, Inc. (the “Company”) as to the occurrence of a Change of Control Repurchase Event with respect to the Company and hereby directs the Company to pay, or cause the Trustee to pay, an amount in cash equal to 101% of the aggregate principal amount of the Notes, or the portion thereof (in an aggregate principal amount of at least $2,000 or a multiple of $1,000 in excess thereof) as designated below to be repurchased, plus interest accrued and unpaid to, but excluding, the repurchase date, except as provided in the Indenture. The undersigned hereby agrees that the Notes will be repurchased as of the Change of Control Payment Date pursuant to the terms and conditions thereof and the Indenture.

Dated:

Signature

Principal amount to be repurchased (at least $2,000 or a multiple of $1,000 in excess thereof): _________

Remaining principal amount following such repurchase: _________

By:
Authorized Signatory

EXHIBIT B

FORM OF 2028 NOTE

(FACE OF NOTE)

[Insert the Global Note Legend, if applicable, pursuant to the provisions of the Indenture]

MARVELL TECHNOLOGY, INC.

2.450% Senior Notes due 2028

No. [•]

CUSIP/ ISIN:    573874AD6 / US573874AD61 (144A)

U5739DAB1 / USU5739DAB11 (Reg S)

$[•]

MARVELL TECHNOLOGY, INC., a Delaware corporation, promises to pay to CEDE & CO., or registered assigns, the principal sum set forth on the Schedule of Exchanges of Securities attached hereto on April 15, 2028.

Interest payment dates: April 15 and October 15.

Record Dates: April 1 and October 1.

Additional provisions of this Security are set forth on the reverse hereof.

IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officers.

MARVELL TECHNOLOGY, INC., as Issuer

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION:

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

Dated:

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Authorized Signatory

(REVERSE OF NOTE)

MARVELL TECHNOLOGY, INC.

2.450% Senior Notes due 2028

(1) Interest. Marvell Technology, Inc., a Delaware corporation (such corporation, and its successors and assigns under the Indenture referred to below, being herein called the “Company”), promises to pay interest on the principal amount of this Note at the interest rate per annum shown above. The Company shall pay interest semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2021. Interest on the Securities shall accrue from the most recent Interest Payment Date to or for which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from April 12, 2021 (the “Issue Date”). Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

(2) Method of Payment. The Company shall pay interest on the Securities (except Defaulted Interest) to the persons who are registered Holders of Securities at the close of business on the Record Date immediately preceding the Interest Payment Date even though such Securities are canceled after the Record Date and on or before the Interest Payment Date. Holders of certificated Securities must surrender certificated Securities to a Paying Agent to collect principal payments. The Company shall pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts. Payment of principal of and premium, if any, and interest on this Note shall be made in immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of this Global Note.

(3) Paying Agent, Transfer Agent and Securities Registrar. Initially, U.S. Bank National Association, a national banking association, as trustee (the “Trustee”) under the Indenture (as defined below) shall act as Paying Agent, transfer agent and Securities Registrar. The Company may change any Paying Agent, transfer agent, Securities Registrar or co-registrar without notice to the Holders. The Company or any Guarantor may act as Paying Agent, transfer agent, Securities Registrar or co-registrar.

(4) Indenture. This Note is a “Security” and the Notes are “Securities” issued under the Indenture, dated as of April 12, 2021 (the “Base Indenture”) between the Company and the Trustee, as supplemented by a First Supplemental Indenture, dated as of April 12, 2021 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, Marvell Technology Group Ltd., as initial guarantor, and the Trustee. The Securities are unsecured general obligations of the Company and constitute the “2.450% Senior Notes due 2028”, initially limited to $750,000,000 in aggregate principal amount. The terms of the Securities include those stated in the Indenture. Capitalized terms used herein but not defined herein are used as defined in the Indenture. The Securities are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

(5) Guarantees. From and after the Issue Date, to guarantee the due and punctual payment of the principal of, premium, if any, interest (including post-filing or post-petition interest in any proceeding under Bankruptcy Law) on the Securities and all other amounts payable by the Company under the Indenture and the Securities when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Securities and the Indenture, each Guarantor unconditionally guarantees (and future guarantors, jointly and severally with the Guarantors, will fully and unconditionally guarantee) such obligations on a senior basis pursuant to the terms of the Indenture.

(6) Special Mandatory Redemption. If the proposed Inphi Acquisition is not consummated on or prior to June 29, 2021 (or such later date as the parties may designate in accordance with the Merger Agreement, up to March 1, 2022), or if the Merger Agreement is terminated any time prior to such date (any of the foregoing, a “Special Mandatory Redemption Event”), then the Company shall be required to redeem the Securities then outstanding on the Special Mandatory Redemption Date (such redemption, a “Special Mandatory Redemption”) at a redemption price equal to 101% of the principal amount of the Securities plus accrued and unpaid interest thereon to, but not including, the Special Mandatory Redemption Date. The “Special Mandatory Redemption Date” shall be a date selected by the Company that is no later than 30 days following any Special Mandatory Redemption Event. Notwithstanding the

foregoing, installments of interest on Securities that are due and payable on Interest Payment Dates falling on or prior to the Special Mandatory Redemption Date will be payable on such Interest Payment Dates to the registered Holders of such Securities as of the close of business on the relevant Record Dates in accordance with the terms of the Securities and the Indenture.

The Company shall cause a notice of Special Mandatory Redemption to be sent, with a copy to the Trustee, within five Business Days after the occurrence of a Special Mandatory Redemption Event to each Holder.

If funds sufficient to pay the Special Mandatory Redemption price of the Securities to be redeemed on the Special Mandatory Redemption Date are deposited with the Trustee or a Paying Agent on or before such Special Mandatory Redemption Date, on and after such Special Mandatory Redemption Date, such Securities will cease to bear interest.

(6) Optional Redemption. The Company may redeem the Securities in whole at any time or from time to time in part prior to their Stated Maturity, at its option, pursuant to the following terms:

(a) At any time before February 15, 2028, the redemption price shall be equal to the greater of (i) 100% of the aggregate principal amount of the Securities to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments of such Securities, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 20 basis points, plus accrued and unpaid interest thereon to, but excluding, the redemption date. The redemption price shall be determined by the Company and the Trustee shall have no duty to verify any such determination made by the Company.

(b) At any time on or after February 15, 2028, the redemption price shall be equal to 100% of the aggregate principal amount of the Securities to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Notwithstanding the foregoing, installments of interest on Securities that are due and payable on Interest Payment Dates falling on or prior to a redemption date shall be payable on the Interest Payment Date to the registered Holders as of the close of business on the relevant Record Date in accordance with the provisions of the Securities and the Indenture.

On and after the redemption date for the Securities, interest shall cease to accrue on such Securities or any portion thereof called for redemption, unless the Company defaults in the payment of the redemption price and accrued interest, if any. On or before the redemption date for the Securities, the Company shall deposit with the Trustee or a Paying Agent funds sufficient to pay the redemption price of the Securities to be redeemed on the redemption date, and (except if the redemption date shall be an Interest Payment Date) accrued interest, if any. If less than all of the Securities are to be redeemed, the Securities to be redeemed shall be selected pro rata or by lot or by such method as the Trustee shall deem fair and appropriate, in accordance with the procedures of the Depositary unless otherwise required by law or applicable stock exchange or Depositary requirements; provided, however, that in no event shall Securities of a principal amount of $2,000 or less be redeemed in part.

Notice of any redemption shall be delivered at least 15 days but not more than 60 days before the redemption date to each Holder of the Securities to be redeemed (with a copy to the Trustee). The Trustee shall, at the Company’s written request (delivered to the Trustee at least five Business Days prior to the date such notice is to be sent (or such shorter period as the Trustee may agree) with a copy of such notice) give the notice of redemption in the Company’s name and at the Company’s expense. Such notice shall state the redemption price (if known) or the formula pursuant to which the redemption price is to be determined if the redemption price cannot be determined at the time the notice is given. If the redemption price cannot be determined at the time such notice is to be given, the actual redemption price, calculated as set forth in the Indenture, shall be set forth in an Officer’s Certificate delivered to the Trustee no later than two Business Days prior to the redemption date. Notice of redemption having been given as provided in the Indenture, the Securities called for redemption shall become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

(7) Change of Control Repurchase Event. If a Change of Control Repurchase Event occurs with respect to the Securities, unless the Company shall have exercised its option pursuant to Section (6) hereof to redeem the Securities, each Holder of the Securities shall have the right to require the Company to repurchase all or any part (equal to $2,000 and multiples of $1,000 in excess thereof) of that Holder’s Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the Securities to be repurchased plus any accrued and unpaid interest on such Securities to, but excluding, the repurchase date.

Within 30 days following any Change of Control Repurchase Event with respect to the Securities or, at the option of the Company, prior to any Change of Control, but after the public announcement of the Change of Control or event that may constitute the Change of Control, the Company shall deliver a notice (the “Change of Control Notice”) to each Holder of the Securities, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering (the “Change of Control Offer”) to repurchase such Securities on the repurchase date specified in the notice at the option of the Holders, which date (the “Change of Control Payment Date”) shall be no earlier than 30 days and no later than 60 days from the date such notice is delivered. The Change of Control Notice shall, if delivered prior to the date of consummation of the Change of Control, state that the Company’s obligation to repurchase the Securities is conditioned on a Change of Control Repurchase Event occurring on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, the Company shall, to the extent lawful:

(i) accept for payment all the Securities or portions of the Securities properly tendered pursuant to the Change of Control Notice;

(ii) deposit with the Paying Agent or tender agent appointed for such purpose an amount equal to the aggregate repurchase price in respect of all the Securities or portions of the Securities properly tendered; and

(iii) deliver or cause to be delivered to the Trustee the Securities properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of the Securities being repurchased by the Company.

If Holders of not less than 95% in aggregate principal amount of the outstanding Securities validly tender and do not withdraw such Securities in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company pursuant to Section 403(d) of the First Supplemental Indenture, purchases all of the Securities validly tendered and not withdrawn by such Holders, the Company shall have the right, upon not less than 30 nor more than 60 days’ prior written notice to the Holders of the Securities (with a copy to the trustee), given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Securities that remain outstanding following such purchase at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of Holders of record on a Record Date to receive interest on the relevant Interest Payment Date).

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with any repurchase of the Securities as a result of a Change of Control Repurchase Event. To the extent the provisions of any such securities laws or regulations conflict with this Section (7), the Company shall comply with those securities laws and regulations and shall not be deemed to have breached its obligations under this Section (7) by virtue thereof; provided that the Company otherwise uses commercially reasonable efforts to permit Holders to exercise their rights and to fulfill its obligations in the time and in the manner specified in this Section (7) to the extent permitted by such securities laws or regulations.

(8) Denominations; Transfer; Exchange. The Securities are in registered form without coupons in minimum denominations of $2,000 and any multiple of $1,000 in excess thereof. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Securities Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Company shall not be required (A) to transfer or exchange any Securities subject to redemption during a period beginning at the opening of business 15 days before the day of the electronic delivery or mailing of a notice of redemption and ending at the close of business on the day of such electronic delivery or mailing or (B) to register the transfer of or exchange any Security so selected for redemption, in whole or in part, except the unredeemed portion of any Security being redeemed in part.

(9) Defeasance. Subject to certain conditions as provided in the Indenture, the Company at any time may terminate some or all of its obligations under the Securities and the Indenture if the Company deposits with the Trustee money and/or U.S. Government Obligations for the payment of principal and interest on the Securities to their Stated Maturity.

(10) Persons Deemed Owners. The registered Holder of a Security may be treated as its owner for all purposes, except that interest (other than Defaulted Interest) shall be paid to the Person that was the registered Holder on the relevant Record Date for such payment of interest.

(11) Amendments and Waivers. Subject to certain exceptions, (i) the Indenture or the Securities may be amended or supplemented with respect to this series with the consent of the Holders of a majority in principal amount of the Securities; and (ii) any existing default with respect to the Securities may be waived with the consent of the Holders of a majority in principal amount of the Securities. Without the consent of any Holder of this series, the Indenture or the Securities may be amended or supplemented in accordance with Section 901 of the Base Indenture to, among other things, cure any ambiguity, mistake, omission, defect or inconsistency, to provide for the assumption of the Company’s obligations to Holders of this series or to provide for uncertificated Securities or Securities registered under the Securities Act and offered in exchange for this series, to provide for guarantees with respect to, or security for, the Securities, or to comply with amendments to the Trust Indenture Act or to add additional covenants, or to surrender any right or power conferred upon the Company, or to make any change that does not adversely affect the rights of any Holder of this series.

(12) Remedies. If an Event of Default with respect to the Securities occurs and is continuing, the Trustee or Holders of at least 25% in aggregate principal amount of the Securities may, by notice in writing to the Company (and the Trustee if given by the Holders), declare all the Securities to be due and payable immediately. Holders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require security or indemnity before it enforces the Indenture or the Securities. Subject to certain limitations, Holders of a majority in principal amount of the outstanding Securities may direct the Trustee in its exercise of any trust or power with respect to the Securities. The Trustee may withhold from Holders of this series notice of any Default or Event of Default (except a Default in payment of principal or interest) if it determines in good faith that withholding notice is in their interests. The Company must furnish an annual compliance certificate to the Trustee.

(13) Trustee Dealings with Company. Subject to the provisions of the Trust Indenture Act, if applicable, the Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not Trustee. The Trustee shall initially be U.S. Bank National Association.

(14) No Recourse Against Others. A director, officer, incorporator or shareholder, as such, past, present or future, of the Company or any successor corporation of the Company, shall not have any liability for any obligations of the Company or any Guarantor under the Securities or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

(15) Authentication. This Security shall not be valid until authenticated by the manual signature of an authorized signatory of the Trustee or an authenticating agent.

(16) Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(17) Governing Law. THIS SECURITY SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN SUCH STATE.

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Securities. No representation is made as to the accuracy of such numbers (or as to the accuracy of ISIN numbers or similar numbers) as printed on the Securities and reliance may be placed only on the other identification numbers placed thereon.

THE COMPANY WILL FURNISH TO ANY HOLDER UPON WRITTEN REQUEST AND WITHOUT CHARGE A COPY OF THE INDENTURE, WHICH HAS IN IT THE TEXT OF THIS SECURITY, IN TWELVE-POINT TYPE. REQUESTS MAY BE MADE TO: MARVELL TECHNOLOGY, INC., 1000 N. WEST STREET, SUITE 1200, WILMINGTON, DE 19801, ATTENTION: CORPORATE SECRETARY.

ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to

(Insert assignee’s soc. sec. or tax I.D. No.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint                              agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Dated:	Signed:
(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Securities Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Securities Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

FORM OF TRANSFER CERTIFICATE

In connection with any transfer of any of the Securities evidenced by this certificate occurring prior to the expiration of the period referred to in Rule 144 under the Securities Act (“Rule 144”) after the later of the date of original issuance of such Securities and the last date, if any, on which such Securities were owned by the Company or any Affiliate of the Company (as such term is defined in Rule 144), the undersigned confirms that such Securities are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

1.	☐	to the Company; or

2.	☐	pursuant to an effective registration statement under the Securities Act; or

3.	☐	inside the United States to a person reasonably believed to be a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act; or

4.	☐	in an offshore transaction in compliance with Rule 903 or Rule 904 of Regulation S under the Securities Act; or

5.	☐	pursuant to the exemption from registration provided by Rule 144 under the Securities Act or any other available exemption from the registration requirements of the Securities Act.

Unless one of the boxes is checked, the Trustee shall refuse to register any of the Securities evidenced by this certificate in the name of any person other than the registered holder thereof; provided, however, that if box (5) is checked, the Trustee shall be entitled to require, prior to registering any such transfer of the Securities, such legal opinions, certifications and other information as the Company has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Signature

TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Security for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:_________________

Notice: To be executed by an executive officer

FORM OF EXCHANGE CERTIFICATE

Marvell Technology, Inc.

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801

U.S. Bank National Association

One California Street, Suite 1000

San Francisco, CA 94111

Attn: D. Jason (Marvell Technology Group)

Re: Senior Notes due 2028

Reference is hereby made to the Indenture, dated as of April 12, 2021 (the “Base Indenture”), between Marvell Technology, Inc., a Delaware Company, as issuer (the “Company”) and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of April 12, 2021 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, Marvell Technology Group Ltd., a Bermuda exempted company, as guarantor, and the Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

[●] (the “Owner”) owns and proposes to exchange the Security[ies] or interest in such Security[ies] specified herein, in the principal amount of $[●] in such Security[ies] or interests (the “Exchange”). The Owner hereby certifies that in connection with the Exchange of the Owner’s Regulation S Global Note for a beneficial interest in the Rule 144A Global Note, with an equal principal amount, the Security[ies] or interest in such Security[ies] specified herein [is][are] being transferred to a Person (A) who the transferor reasonably believes to be a QIB, (B) purchasing for its own account or the account of a QIB in a transaction meeting the requirements of Rule 144A, and (C) in accordance with all applicable securities laws of the States of the United States and other jurisdictions.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company and are dated [●].

[Insert Name of Transferor]

By:
Name:
Title:

SCHEDULE OF EXCHANGES OF SECURITIES

The initial principal amount of this Global Note is     DOLLARS ($                ). The following exchanges of a part of this Global Note for certificated Securities or a part of another Global Note have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease (or increase)	Signature of authorized signatory of Trustee

REPURCHASE EXERCISE NOTICE UPON A CHANGE OF CONTROL REPURCHASE EVENT

To: Marvell Technology, Inc.

The undersigned registered owner of this Security hereby acknowledges receipt of a notice from Marvell Technology, Inc. (the “Company”) as to the occurrence of a Change of Control Repurchase Event with respect to the Company and hereby directs the Company to pay, or cause the Trustee to pay, an amount in cash equal to 101% of the aggregate principal amount of the Notes, or the portion thereof (in an aggregate principal amount of at least $2,000 or a multiple of $1,000 in excess thereof) as designated below to be repurchased, plus interest accrued and unpaid to, but excluding, the repurchase date, except as provided in the Indenture. The undersigned hereby agrees that the Notes will be repurchased as of the Change of Control Payment Date pursuant to the terms and conditions thereof and the Indenture.

Dated:

Signature

Principal amount to be repurchased (at least $2,000 or a multiple of $1,000 in excess thereof): _________

Remaining principal amount following such repurchase: _________

By:
Authorized Signatory

EXHIBIT C

FORM OF 2031 NOTE

(FACE OF NOTE)

[Insert the Global Note Legend, if applicable, pursuant to the provisions of the Indenture]

MARVELL TECHNOLOGY, INC.

2.950% Senior Notes due 2031

No. [●]

CUSIP / ISIN: 573874AG9 / US573874AG92 (144A)

U5739DAC9 / USU5739DAC93 (Reg S)

$[●]

MARVELL TECHNOLOGY, INC., a Delaware corporation, promises to pay to CEDE & CO., or registered assigns, the principal sum set forth on the Schedule of Exchanges of Securities attached hereto on April 15, 2031.

Interest payment dates: April 15 and October 15.

Record Dates: April 1 and October 1.

Additional provisions of this Security are set forth on the reverse hereof.

IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officers.

MARVELL TECHNOLOGY, INC., as Issuer

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION:

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

Dated:

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Authorized Signatory

(REVERSE OF NOTE)

MARVELL TECHNOLOGY, INC.

2.950% Senior Notes due 2031

(1) Interest. Marvell Technology, Inc., a Delaware corporation (such corporation, and its successors and assigns under the Indenture referred to below, being herein called the “Company”), promises to pay interest on the principal amount of this Note at the interest rate per annum shown above. The Company shall pay interest semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2021. Interest on the Securities shall accrue from the most recent Interest Payment Date to or for which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from April 12, 2021 (the “Issue Date”). Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

(2) Method of Payment. The Company shall pay interest on the Securities (except Defaulted Interest) to the persons who are registered Holders of Securities at the close of business on the Record Date immediately preceding the Interest Payment Date even though such Securities are canceled after the Record Date and on or before the Interest Payment Date. Holders of certificated Securities must surrender certificated Securities to a Paying Agent to collect principal payments. The Company shall pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts. Payment of principal of and premium, if any, and interest on this Note shall be made in immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of this Global Note.

(3) Paying Agent, Transfer Agent and Securities Registrar. Initially, U.S. Bank National Association, a national banking association, as trustee (the “Trustee”) under the Indenture (as defined below), shall act as Paying Agent, transfer agent and Securities Registrar. The Company may change any Paying Agent, transfer agent, Securities Registrar or co-registrar without notice to the Holders. The Company or any Guarantor may act as Paying Agent, transfer agent, Securities Registrar or co-registrar.

(4) Indenture. This Note is a “Security” and the Notes are “Securities” issued under the Indenture, dated as of April 12, 2021 (the “Base Indenture”) between the Company and the Trustee, as supplemented by a First Supplemental Indenture, dated as of April 12, 2021 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, Marvell Technology Group Ltd., as initial guarantor, and the Trustee. The Securities are unsecured general obligations of the Company and constitute the “2.950% Senior Notes due 2031”, initially limited to $750,000,000 in aggregate principal amount. The terms of the Securities include those stated in the Indenture. Capitalized terms used herein but not defined herein are used as defined in the Indenture. The Securities are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

(5) Guarantees. From and after the Issue Date, to guarantee the due and punctual payment of the principal of, premium, if any, interest (including post-filing or post-petition interest in any proceeding under Bankruptcy Law) on the Securities and all other amounts payable by the Company under the Indenture and the Securities when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Securities and the Indenture, each Guarantor unconditionally guarantees (and future guarantors, jointly and severally with the Guarantors, will fully and unconditionally guarantee) such obligations on a senior basis pursuant to the terms of the Indenture.

(6) Special Mandatory Redemption. If the proposed Inphi Acquisition is not consummated on or prior to June 29, 2021 (or such later date as the parties may designate in accordance with the Merger Agreement, up to March 1, 2022), or if the Merger Agreement is terminated any time prior to such date (any of the foregoing, a “Special Mandatory Redemption Event”), then the Company shall be required to redeem the Securities then outstanding on the Special Mandatory Redemption Date (such redemption, a “Special Mandatory Redemption”) at a redemption price equal to 101% of the principal amount of the Securities plus accrued and unpaid interest thereon to, but not including, the Special Mandatory Redemption Date. The “Special Mandatory Redemption Date” shall be a date selected by the Company that is no later than 30 days following any Special Mandatory Redemption Event. Notwithstanding the foregoing, installments of interest on Securities that are due and payable on Interest Payment Dates falling on or prior to the Special Mandatory Redemption Date will be payable on such Interest Payment Dates to the registered Holders of such Securities as of the close of business on the relevant Record Dates in accordance with the terms of the Securities and the Indenture.

The Company shall cause a notice of Special Mandatory Redemption to be sent, with a copy to the Trustee, within five Business Days after the occurrence of a Special Mandatory Redemption Event to each Holder.

If funds sufficient to pay the Special Mandatory Redemption price of the Securities to be redeemed on the Special Mandatory Redemption Date are deposited with the Trustee or a Paying Agent on or before such Special Mandatory Redemption Date, on and after such Special Mandatory Redemption Date, such Securities will cease to bear interest.

(6) Optional Redemption. The Company may redeem the Securities in whole at any time or from time to time in part prior to their Stated Maturity, at its option, pursuant to the following terms:

(a) At any time before January 15, 2031, the redemption price shall be equal to the greater of (i) 100% of the aggregate principal amount of the Securities to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments of such Securities, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 20 basis points, plus accrued and unpaid interest thereon to, but excluding, the redemption date. The redemption price shall be determined by the Company and the Trustee shall have no duty to verify any such determination made by the Company.

(b) At any time on or after January 15, 2031, the redemption price shall be equal to 100% of the aggregate principal amount of the Securities to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Notwithstanding the foregoing, installments of interest on Securities that are due and payable on Interest Payment Dates falling on or prior to a redemption date shall be payable on the Interest Payment Date to the registered Holders as of the close of business on the relevant Record Date in accordance with the provisions of the Securities and the Indenture.

On and after the redemption date for the Securities, interest shall cease to accrue on such Securities or any portion thereof called for redemption, unless the Company defaults in the payment of the redemption price and accrued interest, if any. On or before the redemption date for the Securities, the Company shall deposit with the Trustee or a Paying Agent funds sufficient to pay the redemption price of the Securities to be redeemed on the redemption date, and (except if the redemption date shall be an Interest Payment Date) accrued interest, if any. If less than all of the Securities are to be redeemed, the Securities to be redeemed shall be selected pro rata or by lot or by such method as the Trustee shall deem fair and appropriate, in accordance with the procedures of the Depositary unless otherwise required by law or applicable stock exchange or Depositary requirements; provided, however, that in no event shall Securities of a principal amount of $2,000 or less be redeemed in part.

Notice of any redemption shall be delivered at least 15 days but not more than 60 days before the redemption date to each Holder of the Securities to be redeemed (with a copy to the Trustee). The Trustee shall, at the Company’s written request (delivered to the Trustee at least five Business Days prior to the date such notice is to be sent (or such shorter period as the Trustee may agree) with a copy of such notice) give the notice of redemption in the Company’s name and at the Company’s expense. Such notice shall state the redemption price (if known) or the formula pursuant to which the redemption price is to be determined if the redemption price cannot be determined at the time the notice is given. If the redemption price cannot be determined at the time such notice is to be given, the actual redemption price, calculated as set forth in the Indenture, shall be set forth in an Officer’s Certificate delivered to the Trustee no later than two Business Days prior to the redemption date. Notice of redemption having been given as provided in the Indenture, the Securities called for redemption shall become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

(7) Change of Control Repurchase Event. If a Change of Control Repurchase Event occurs with respect to the Securities, unless the Company shall have exercised its option pursuant to Section (6) hereof to redeem the Securities, each Holder of the Securities shall have the right to require the Company to repurchase all or any part (equal to $2,000 and multiples of $1,000 in excess thereof) of that Holder’s Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the Securities to be repurchased plus any accrued and unpaid interest on such Securities to, but excluding, the repurchase date.

Within 30 days following any Change of Control Repurchase Event with respect to the Securities or, at the option of the Company, prior to any Change of Control, but after the public announcement of the Change of Control or event that may constitute the Change of Control, the Company shall deliver a notice (the “Change of Control Notice”) to each Holder of the Securities, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering (the “Change of Control Offer”) to repurchase such Securities on the repurchase date specified in the notice at the option of the Holders, which date (the “Change of Control Payment Date”) shall be no earlier than 30 days and no later than 60 days from the date such notice is delivered. The Change of Control Notice shall, if delivered prior to the date of consummation of the Change of Control, state that the Company’s obligation to repurchase the Securities is conditioned on a Change of Control Repurchase Event occurring on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, the Company shall, to the extent lawful:

(i)	accept for payment all the Securities or portions of the Securities properly tendered pursuant to the Change of Control Notice;

(ii)

deposit with the Paying Agent or tender agent appointed for such purpose an amount equal to the aggregate repurchase price in respect of all the Securities or portions of the Securities properly tendered; and

(iii)

deliver or cause to be delivered to the Trustee the Securities properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of the Securities being repurchased by the Company.

If Holders of not less than 95% in aggregate principal amount of the outstanding Securities validly tender and do not withdraw such Securities in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company pursuant to Section 403(d) of the First Supplemental Indenture, purchases all of the Securities validly tendered and not withdrawn by such Holders, the Company shall have the right, upon not less than 30 nor more than 60 days’ prior written notice to the Holders of the Securities (with a copy to the trustee), given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Securities that remain outstanding following such purchase at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of Holders of record on a Record Date to receive interest on the relevant Interest Payment Date).

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with any repurchase of the Securities as a result of a Change of Control Repurchase Event. To the extent the provisions of any such securities laws or regulations conflict with this Section (7), the Company shall comply with those securities laws and regulations and shall not be deemed to have breached its obligations under this Section (7) by virtue thereof; provided that the Company otherwise uses commercially reasonable efforts to permit Holders to exercise their rights and to fulfill its obligations in the time and in the manner specified in this Section (7) to the extent permitted by such securities laws or regulations.

(8) Denominations; Transfer; Exchange. The Securities are in registered form without coupons in minimum denominations of $2,000 and any multiple of $1,000 in excess thereof. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Securities Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Company shall not be required (A) to transfer or exchange any Securities subject to redemption during a period beginning at the opening of business 15 days before the day of the electronic delivery or mailing of a notice of redemption and ending at the close of business on the day of such electronic delivery or mailing or (B) to register the transfer of or exchange any Security so selected for redemption, in whole or in part, except the unredeemed portion of any Security being redeemed in part.

(9) Defeasance. Subject to certain conditions as provided in the Indenture, the Company at any time may terminate some or all of its obligations under the Securities and the Indenture if the Company deposits with the Trustee money and/or U.S. Government Obligations for the payment of principal and interest on the Securities to their Stated Maturity.

(10) Persons Deemed Owners. The registered Holder of a Security may be treated as its owner for all purposes, except that interest (other than Defaulted Interest) shall be paid to the Person that was the registered Holder on the relevant Record Date for such payment of interest.

(11) Amendments and Waivers. Subject to certain exceptions, (i) the Indenture or the Securities may be amended or supplemented with respect to this series with the consent of the Holders of a majority in principal amount of the Securities; and (ii) any existing default with respect to the Securities may be waived with the consent of the Holders of a majority in principal amount of the Securities. Without the consent of any Holder of this series, the Indenture or the Securities may be amended or supplemented in accordance with Section 901 of the Base Indenture to, among other things, cure any ambiguity, mistake, omission, defect or inconsistency, to provide for assumption of the Company’s obligations to Holders of this series or to provide for uncertificated Securities or Securities registered under the Securities Act and offered in exchange for this series, to provide for guarantees with respect to, or security for, the Securities, or to comply with amendments to the Trust Indenture Act or to add additional covenants, or to surrender any right or power conferred upon the Company, or to make any change that does not adversely affect the rights of any Holder of this series.

(12) Remedies. If an Event of Default with respect to the Securities occurs and is continuing, the Trustee or Holders of at least 25% in aggregate principal amount of the Securities may, by notice in writing to the Company (and the Trustee if given by the Holders), declare all the Securities to be due and payable immediately. Holders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require security or indemnity before it enforces the Indenture or the Securities. Subject to certain limitations, Holders of a majority in principal amount of the outstanding Securities may direct the Trustee in its exercise of any trust or power with respect to the Securities. The Trustee may withhold from Holders of this series notice of any Default or Event of Default (except a Default in payment of principal or interest) if it determines in good faith that withholding notice is in their interests. The Company must furnish an annual compliance certificate to the Trustee.

(13) Trustee Dealings with Company. Subject to the provisions of the Trust Indenture Act, if applicable, the Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not Trustee. The Trustee shall initially be U.S. Bank National Association.

(14) No Recourse Against Others. A director, officer, incorporator or shareholder, as such, past, present or future of the Company or any successor corporation of the Company, shall not have any liability for any obligations of the Company or any Guarantor under the Securities or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

(15) Authentication. This Security shall not be valid until authenticated by the manual signature of an authorized signatory of the Trustee or an authenticating agent.

(16) Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(17) Governing Law. THIS SECURITY SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN SUCH STATE.

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Securities. No representation is made as to the accuracy of such numbers (or as to the accuracy of ISIN numbers or similar numbers) as printed on the Securities and reliance may be placed only on the other identification numbers placed thereon.

THE COMPANY WILL FURNISH TO ANY HOLDER UPON WRITTEN REQUEST AND WITHOUT CHARGE A COPY OF THE INDENTURE, WHICH HAS IN IT THE TEXT OF THIS SECURITY, IN TWELVE-POINT TYPE. REQUESTS MAY BE MADE TO: MARVELL TECHNOLOGY, INC., 1000 N. WEST STREET, SUITE 1200, WILMINGTON, DE 19801, ATTENTION: CORPORATE SECRETARY.

ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to

(Insert assignee’s soc. sec. or tax I.D. No.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint                  agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Dated:	Signed:
(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Securities Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Securities Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

FORM OF TRANSFER CERTIFICATE

In connection with any transfer of any of the Securities evidenced by this certificate occurring prior to the expiration of the period referred to in Rule 144 under the Securities Act (“Rule 144”) after the later of the date of original issuance of such Securities and the last date, if any, on which such Securities were owned by the Company or any Affiliate of the Company (as such term is defined in Rule 144), the undersigned confirms that such Securities are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

1.	☐	to the Company; or

2.	☐	pursuant to an effective registration statement under the Securities Act; or

3.	☐	inside the United States to a person reasonably believed to be a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act; or

4.	☐	in an offshore transaction in compliance with Rule 903 or Rule 904 of Regulation S under the Securities Act; or

5.	☐	pursuant to the exemption from registration provided by Rule 144 under the Securities Act or any other available exemption from the registration requirements of the Securities Act.

Unless one of the boxes is checked, the Trustee shall refuse to register any of the Securities evidenced by this certificate in the name of any person other than the registered holder thereof; provided, however, that if box (5) is checked, the Trustee shall be entitled to require, prior to registering any such transfer of the Securities, such legal opinions, certifications and other information as the Company has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Signature

TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Security for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:_________________

Notice: To be executed by an executive officer

FORM OF EXCHANGE CERTIFICATE

Marvell Technology, Inc.

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801

U.S. Bank National Association

One California Street, Suite 1000

San Francisco, CA 94111

Attn: D. Jason (Marvell Technology Group)

Re: Senior Notes due 2031

Reference is hereby made to the Indenture, dated as of April 12, 2021 (the “Base Indenture”), between Marvell Technology, Inc., a Delaware Company, as issuer (the “Company”) and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of April 12, 2021 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, Marvell Technology Group Ltd., a Bermuda exempted company, as guarantor, and the Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

[●] (the “Owner”) owns and proposes to exchange the Security[ies] or interest in such Security[ies] specified herein, in the principal amount of $[●] in such Security[ies] or interests (the “Exchange”). The Owner hereby certifies that in connection with the Exchange of the Owner’s Regulation S Global Note for a beneficial interest in the Rule 144A Global Note, with an equal principal amount, the Security[ies] or interest in such Security[ies] specified herein [is][are] being transferred to a Person (A) who the transferor reasonably believes to be a QIB, (B) purchasing for its own account or the account of a QIB in a transaction meeting the requirements of Rule 144A, and (C) in accordance with all applicable securities laws of the States of the United States and other jurisdictions.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company and are dated [●].

[Insert Name of Transferor]

By:
Name:
Title:

SCHEDULE OF EXCHANGES OF SECURITIES

The initial principal amount of this Global Note is     DOLLARS ($                ). The following exchanges of a part of this Global Note for certificated Notes or a part of another Global Note have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease (or increase)	Signature of authorized signatory of Trustee

REPURCHASE EXERCISE NOTICE UPON A CHANGE OF CONTROL REPURCHASE EVENT

To: Marvell Technology, Inc.

The undersigned registered owner of this Security hereby acknowledges receipt of a notice from Marvell Technology, Inc. (the “Company”) as to the occurrence of a Change of Control Repurchase Event with respect to the Company and hereby directs the Company to pay, or cause the Trustee to pay, an amount in cash equal to 101% of the aggregate principal amount of the Notes, or the portion thereof (in an aggregate principal amount of at least $2,000 or a multiple of $1,000 in excess thereof) as designated below to be repurchased, plus interest accrued and unpaid to, but excluding, the repurchase date, except as provided in the Indenture. The undersigned hereby agrees that the Notes will be repurchased as of the Change of Control Payment Date pursuant to the terms and conditions thereof and the Indenture.

Dated:

Signature

Principal amount to be repurchased (at least $2,000 or a multiple of $1,000 in excess thereof): _________

Remaining principal amount following such repurchase: _________

By:
Authorized Signatory

EXHIBIT D

Form of Supplemental Indenture to Add Guarantors

[                 ] SUPPLEMENTAL INDENTURE, (this “Supplemental Indenture”) dated as of [                 ], by and among the parties that are signatories hereto as Guarantors (the “Guaranteeing Entities” and each a “Guaranteeing Entity”), Marvell Technology, Inc., as issuer (the “Company”), and U.S. Bank National Association, a national banking association, as Trustee under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, each of the Company and the Trustee has heretofore executed and delivered an Indenture, dated as of April 12, 2021, as supplemented by a First Supplemental Indenture, dated as of April 12, 2021, among the Company, the guarantors named therein and the Trustee (as further amended, supplemented, waived or otherwise modified, the “Indenture”), providing for the issuance of an aggregate principal amount of $500,000,000 in aggregate principal amount of 1.650% Senior Notes due 2026, $750,000,000 in aggregate principal amount of 2.450% Senior Notes due 2028 and $750,000,000 in aggregate principal amount of 2.950% Senior Notes due 2031 of the Company (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances, each Guaranteeing Entity shall execute and deliver to the Trustee a supplemental indenture pursuant to which such Guaranteeing Entity shall unconditionally guarantee, on a joint and several basis with the other Guarantors, all of the Company’s obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture (the “guarantee”); and

WHEREAS, pursuant to Section 901 of the Indenture, the Company, any Guarantor and the Trustee are authorized to execute and deliver a supplemental indenture to add additional Guarantors, without the consent of any Holder.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Entity, the Company, the other Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recitals hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular Section hereof.

ARTICLE II

AGREEMENT TO BE BOUND; GUARANTEE

Section 2.1. Agreement to be Bound. Each Guaranteeing Entity hereby becomes a party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture.

Section 2.2. Guarantee. Each Guaranteeing Entity agrees, on a joint and several basis with all the existing Guarantors [and the other Guaranteeing Entities], to fully, unconditionally and irrevocably guarantee to each Holder of the Notes and the Trustee the Guaranteed Obligations pursuant to Article VII of the First Supplemental Indenture on a senior basis.

ARTICLE III

MISCELLANEOUS

Section 3.1. Notices. All notices and other communications to the Guaranteeing Entities shall be given as provided in the Indenture to such Guaranteeing Entities, at their addresses set forth below, with a copy to the Company as provided in the Indenture for notices to the Company.

[INSERT ADDRESS]

Section 3.2. Release of Guarantee. This guarantee shall be released in accordance with Section 7.02 of the First Supplemental Indenture.

Section 3.3. Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.4. Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 3.5. Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.6. Benefits Acknowledged. Each Guaranteeing Entity’s guarantee is subject to the terms and conditions set forth in the Indenture. Each Guaranteeing Entity acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by the Indenture and this Supplemental Indenture and that the guarantee and waivers made by it pursuant to this guarantee are knowingly made in contemplation of such benefits.

Section 3.7. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

Section 3.8. The Trustee. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

Section 3.9. Counterparts. The parties hereto may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes. Electronic signatures believed by the Trustee to comply with the ESIGN Act of 2000 or other applicable law (including electronic images of handwritten signatures and digital signatures provided by DocuSign, Orbit, Adobe Sign or any other digital signature provider identified by any other party hereto and acceptable to the Trustee) shall be deemed original signatures for all purposes. Each other party to this Supplemental Indenture assumes all risks arising out of the use of electronic signatures and electronic methods to send Notices to the Trustee, including without limitation the risk of the Trustee acting on an unauthorized Notice and the risk of interception or misuse by third parties. Notwithstanding the foregoing, the Trustee may in any instance and in its sole discretion require that a Notice in the form of an original document bearing a manual signature be delivered to the Trustee in lieu of, or in addition to, any such electronic Notice.

Section 3.10. Execution and Delivery. Each Guaranteeing Entity agrees that its guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of any such guarantee.

Section 3.11. Headings. The headings of the Articles and the Sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

[GUARANTEEING ENTITY], as a Guarantor

By:
Name:
Title:

MARVELL TECHNOLOGY, INC.,

By:
Name:
Title:

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

Exhibit 10.1

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT dated April 12, 2021 (this “Agreement”) is entered into by and among Marvell Technology, Inc., a Delaware corporation (the “Company”), Marvell Technology Group Ltd., a Bermuda Company (“Marvell” or the “Initial Guarantor”) and J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC (the “Representatives”), as representatives of the Initial Purchasers listed on Schedule 1 of the Purchase Agreement (as defined below).

The Company, Marvell and the Initial Purchasers are parties to the Purchase Agreement dated April 5, 2021 (the “Purchase Agreement”), which provides for the sale by the Company to the Initial Purchasers of $500,000,000 aggregate principal amount of the Company’s 1.650% Senior Notes due 2026, $750,000,000 aggregate principal amount of the Company’s 2.450% Senior Notes due 2028 and $750,000,000 aggregate principal amount of the Company’s 2.950% Senior Notes due 2031 (the “Securities”) which will be guaranteed on an unsecured senior basis by each of the Guarantors (as defined below). As an inducement to the Initial Purchasers to enter into the Purchase Agreement, the Company and the Guarantors have agreed to provide to the Initial Purchasers and their direct and indirect transferees the registration rights set forth in this Agreement. The execution and delivery of this Agreement is a condition to the closing under the Purchase Agreement.

The Securities are being issued and sold in connection with the acquisition of all of the outstanding equity interests of Inphi Corporation, a Delaware corporation (“Inphi”), by the Company pursuant to an Agreement and Plan of Merger, dated as of October 29, 2020 (as in effect as of the date hereof, together with all exhibits, schedules and attachments thereto, the “Merger Agreement”), among the Company, Marvell, Maui Acquisition Company Ltd, a Bermuda exempted company, Indigo Acquisition Corp., a Delaware corporation, and Inphi. Pursuant to the Merger Agreement and a statutory merger agreement complying with the requirements of Section 105 of the Companies Act 1981 of Bermuda, as amended, Marvell will acquire Inphi in a cash and stock transaction through (1) the merger of Maui Acquisition Company Ltd with and into Marvell and (2) the merger of Indigo Acquisition Corp. with and into Inphi. As a result of these transactions, which will become effective within one minute of each other, Marvell and Inphi will become wholly owned subsidiaries of the Company.

In consideration of the foregoing, the parties hereto agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Additional Guarantor” shall mean any subsidiary of the Company that executes a Guarantee under the Indenture after the date of this Agreement.

“Business Day” shall mean any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Company” shall have the meaning set forth in the preamble and shall also include the Company’s successors.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

“Exchange Dates” shall have the meaning set forth in Section 2(a)(ii) hereof.

“Exchange Offer” shall mean the exchange offer by the Company and the Guarantors of Exchange Securities for Registrable Securities pursuant to Section 2(a) hereof.

“Exchange Offer Registration” shall mean a registration under the Securities Act effected pursuant to Section 2(a) hereof.

“Exchange Offer Registration Statement” shall mean an exchange offer registration statement on Form S-4 (or, if applicable, on another appropriate form) and all amendments and supplements to such registration statement, in each case including the Prospectus contained therein or deemed a part thereof, all exhibits thereto and any document incorporated by reference therein.

“Exchange Securities” shall mean senior notes issued by the Company and guaranteed by the Guarantors under the Indenture containing terms identical to the Securities (except that the Exchange Securities will not be subject to restrictions on transfer or to any increase in annual interest rate for failure to comply with this Agreement) and to be offered to Holders of Securities in exchange for Securities pursuant to the Exchange Offer.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Free Writing Prospectus” means each free writing prospectus (as defined in Rule 405 under the Securities Act) prepared by or on behalf of the Company or used or referred to by the Company in connection with the sale of the Securities or the Exchange Securities.

“Guarantees” shall mean the guarantees of the Securities and guarantees of the Exchange Securities by the Guarantors under the Indenture.

“Guarantors” shall mean the Initial Guarantor, any Additional Guarantors and any Guarantor’s successor that Guarantees the Securities.

“Initial Guarantor” shall have the meaning set forth in the preamble.

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“Holders” shall mean the Initial Purchasers, for so long as they own any Registrable Securities, and each of their successors, assigns and direct and indirect transferees who become owners of Registrable Securities under the Indenture; provided that, for purposes of Section 4 and Section 5 hereof, the term “Holders” shall include Participating Broker-Dealers;

“Indemnified Person” shall have the meaning set forth in Section 5(c) hereof.

“Indemnifying Person” shall have the meaning set forth in Section 5(c) hereof.

“Indenture” shall mean the indenture relating to the Securities, dated as of April 12, 2021, between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by one or more supplemental indentures relating to the Securities among the Company, any guarantors party thereto and the Trustee.

“Initial Purchasers” shall have the meaning set forth in the preamble.

“Inspector” shall have the meaning set forth in Section 3(a)(xiv) hereof.

“Issuer Information” shall have the meaning set forth in Section 5(a) hereof.

“Majority Holders” shall mean the Holders of a majority of the aggregate principal amount of the outstanding Registrable Securities; provided that whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, any Registrable Securities owned directly or indirectly by the Company or any of its affiliates shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage or amount; and provided, further, that if the Company shall issue any additional Securities under the Indenture prior to consummation of the Exchange Offer or, if applicable, the effectiveness of any Shelf Registration Statement, such additional Securities and the Registrable Securities to which this Agreement relates shall be treated together as one class for purposes of determining whether the consent or approval of Holders of a specified percentage of Registrable Securities has been obtained.

“Notice and Questionnaire” shall mean a notice of registration statement and selling security holder questionnaire distributed to a Holder by the Company upon receipt of a Shelf Request from such Holder.

“Participating Broker-Dealers” shall have the meaning set forth in Section 4(a) hereof.

“Participating Holder” shall mean any Holder of Registrable Securities that has returned a completed and signed Notice and Questionnaire to the Company in accordance with Section 2(b) hereof.

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“Person” shall mean an individual, partnership, limited liability company, corporation, trust or unincorporated organization, or a government or agency or political subdivision thereof.

“Prospectus” shall mean the prospectus included in, or, pursuant to the rules and regulations of the Securities Act, deemed a part of, a Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement, including a prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by a Shelf Registration Statement, and by all other amendments and supplements to such prospectus, and in each case including any document incorporated by reference therein.

“Purchase Agreement” shall have the meaning set forth in the preamble.

“Registrable Securities” shall mean the Securities; provided that the Securities shall cease to be Registrable Securities (i) when a Registration Statement with respect to such Securities has become effective under the Securities Act and such Securities have been exchanged or disposed of pursuant to such Registration Statement, (ii) when such Securities cease to be outstanding or (iii) except in the case of Securities that otherwise remain Registrable Securities and that are held by an Initial Purchaser and that are ineligible to be exchanged in the Exchange Offer, when the Exchange Offer is consummated.

“Registration Default” shall mean the occurrence of any of the following: (i) the Exchange Offer is not completed on or prior to the Target Registration Date, (ii) the Shelf Registration Statement, if required pursuant to Section 2(b)(i) or Section 2(b)(ii) hereof, has not become effective on or prior to the Target Registration Date, (iii) if the Company receives a Shelf Request pursuant to Section 2(b)(iii), the Shelf Registration Statement required to be filed thereby has not become effective by the later of (a) the Target Registration Date and (b) 90 days after delivery of such Shelf Request, (iv) the Shelf Registration Statement, if required by this Agreement, has become effective and thereafter ceases to be effective or the Prospectus contained therein ceases to be usable, in each case whether or not permitted by this Agreement, at any time during the Shelf Effectiveness Period, and such failure to remain effective or usable exists for more than 30 days (whether or not consecutive) in any 12-month period or (v) the Shelf Registration Statement, if required by this Agreement, has become effective and thereafter, on more than two occasions in any 12-month period during the Shelf Effectiveness Period, the Shelf Registration Statement ceases to be effective or the Prospectus contained therein ceases to be usable, in each case whether or not permitted by this Agreement.

“Registration Expenses” shall mean any and all expenses incident to performance of or compliance by the Company and the Guarantors with this Agreement, including without limitation: (i) all SEC, stock exchange or FINRA registration and filing fees, (ii) all fees and expenses incurred in connection with

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compliance with state securities or blue sky laws (including reasonable fees and disbursements of one counsel for any Underwriters or Holders in connection with blue sky qualification of any Exchange Securities or Registrable Securities), (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing any Registration Statement, any Prospectus and any amendments or supplements thereto, any underwriting agreements, securities sales agreements or other similar agreements and any other documents relating to the performance of and compliance with this Agreement, (iv) all rating agency fees, (v) all fees and disbursements relating to the qualification of the Indenture under applicable securities laws, (vi) the fees and disbursements of the Trustee and its counsel, (vii) the fees and disbursements of counsel for the Company and the Guarantors and, in the case of a Shelf Registration Statement, the reasonable fees and disbursements of one counsel for the Participating Holders (which counsel shall be selected by the Participating Holders holding a majority of the aggregate principal amount of Registrable Securities held by such Participating Holders and which counsel may also be counsel for the Initial Purchasers) and (viii) the fees and disbursements of the independent registered public accountants of the Company and the Guarantors, including the expenses of any special audits or “comfort” letters required by or incident to the performance of and compliance with this Agreement, but excluding fees and expenses of counsel to the Underwriters (other than fees and expenses set forth in clause (ii) above) or the Holders and underwriting discounts and commissions, brokerage commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Securities by a Holder.

“Registration Statement” shall mean any registration statement of the Company and the Guarantors that covers any of the Exchange Securities or Registrable Securities pursuant to the provisions of this Agreement and all amendments and supplements to any such registration statement, including post-effective amendments, in each case including the Prospectus contained therein or deemed a part thereof, all exhibits thereto and any document incorporated by reference therein.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities” shall have the meaning set forth in the preamble.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Effectiveness Period” shall have the meaning set forth in Section 2(b) hereof.

“Shelf Registration” shall mean a registration effected pursuant to Section 2(b) hereof.

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“Shelf Registration Statement” shall mean a “shelf” registration statement of the Company and the Guarantors that covers all or a portion of the Registrable Securities (but no other securities unless approved by a majority in aggregate principal amount of the Securities held by the Participating Holders) on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein or deemed a part thereof, all exhibits thereto and any document incorporated by reference therein.

“Shelf Request” shall have the meaning set forth in Section 2(b) hereof.

“Staff” shall mean the staff of the SEC.

“Target Registration Date” shall mean the date which is 365 days from the date hereof.

“Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended from time to time.

“Trustee” shall mean the trustee with respect to the Securities under the Indenture.

“Underwriter” shall have the meaning set forth in Section 3(e) hereof.

“Underwritten Offering” shall mean an offering in which Registrable Securities are sold to an Underwriter for reoffering to the public.

2. Registration Under the Securities Act. (a) To the extent not prohibited by any applicable law or applicable interpretations of the Staff, the Company and the Guarantors shall use their reasonable best efforts to (x) cause to be filed an Exchange Offer Registration Statement on an appropriate form under the Securities Act covering an offer to the Holders to exchange all the Registrable Securities for a like principal amount of Exchange Securities and (y) have such Registration Statement become and remain effective until 180 days after the last Exchange Date for use by one or more Participating Broker-Dealers. The Company and the Guarantors shall commence the Exchange Offer promptly after the Exchange Offer Registration Statement is declared effective by the SEC and use their reasonable best efforts to complete the Exchange Offer not later than (i) 60 days after such effective date (or if such 60th day is not a Business Day, the next succeeding Business Day) and (ii) the Target Registration Date.

The Company and the Guarantors shall commence the Exchange Offer by mailing or otherwise delivering the related Prospectus, appropriate letters of transmittal and other accompanying documents to each Holder stating, in addition to such other disclosures as are required by applicable law, substantially the following:

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(i)	that the Exchange Offer is being made pursuant to this Agreement and that all Registrable Securities validly tendered and not properly withdrawn will be accepted for exchange;

(ii)	the dates of acceptance for exchange (which shall be a period of at least 20 Business Days from the date such notice is mailed or delivered) (the “Exchange Dates”);

(iii)	that any Registrable Security not tendered will remain outstanding and continue to accrue interest but will not retain any rights under this Agreement, except as otherwise specified herein;

(iv)

that any Holder electing to have a Registrable Security exchanged pursuant to the Exchange Offer will be required to (A) surrender such Registrable Security, together with the appropriate letters of transmittal, to the institution and at the address and in the manner specified in the notice, or (B) effect such exchange otherwise in compliance with the applicable procedures of the depositary for such Registrable Security, in each case prior to the close of business on the last Exchange Date; and

(v)

that any Holder will be entitled to withdraw its election, not later than the close of business on the last Exchange Date, by (A) delivering to the institution and at the address specified in the notice, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Registrable Securities delivered for exchange and a statement that such Holder is withdrawing its election to have such Securities exchanged or (B) effecting such withdrawal in compliance with the applicable procedures of the depositary for the Registrable Securities.

As a condition to participating in the Exchange Offer, a Holder will be required to represent to the Company and the Guarantors that (1) any Exchange Securities to be received by it will be acquired in the ordinary course of its business, (2) at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any Person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Securities in violation of the provisions of the Securities Act, (3) it is not an “affiliate” (within the meaning of Rule 405 under the Securities Act) of the Company or any Guarantor and (4) if such Holder is a broker-dealer that will receive Exchange Securities for its own account in exchange for Registrable Securities that were acquired as a result of market-making or other trading activities, then such Holder will deliver a Prospectus (or, to the extent permitted by law, make available a Prospectus to purchasers) in connection with any resale of such Exchange Securities.

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As soon as practicable after the last Exchange Date, the Company and the Guarantors shall:

(I)	accept for exchange Registrable Securities or portions thereof validly tendered and not properly withdrawn pursuant to the Exchange Offer; and

(II)

deliver, or cause to be delivered, to the Trustee for cancellation all Registrable Securities or portions thereof so accepted for exchange by the Company and issue, and cause the Trustee to promptly authenticate and deliver to each Holder, Exchange Securities equal in principal amount to the principal amount of the Registrable Securities tendered by such Holder.

The Company and the Guarantors shall use their reasonable best efforts to complete the Exchange Offer as provided above and shall comply with the applicable requirements of the Securities Act, the Exchange Act and other applicable laws and regulations in connection with the Exchange Offer. The Exchange Offer shall not be subject to any conditions, other than that the Exchange Offer does not violate any applicable law or applicable interpretations of the Staff.

(b) In the event that (i) the Company and the Guarantors determine that the Exchange Offer Registration provided for in Section 2(a) hereof is not available or the Exchange Offer may not be completed as soon as reasonably practicable after the last Exchange Date because it would violate any applicable law or applicable interpretations of the Staff, (ii) the Exchange Offer is not for any other reason completed by the Target Registration Date or (iii) upon receipt of a written request (a “Shelf Request”) from any Initial Purchaser representing that it holds Registrable Securities that were ineligible to be exchanged in the Exchange Offer, the Company and the Guarantors shall use their reasonable best efforts to cause to be filed as soon as practicable after such determination date or Shelf Request, as the case may be, a Shelf Registration Statement providing for the sale of all the Registrable Securities by the Holders thereof and to have such Shelf Registration Statement (which registration statement, for the avoidance of doubt, may provide for the registration of other securities of the Company and Guarantors) become effective; provided that no Holder will be entitled to have any Registrable Securities included in any Shelf Registration Statement, or entitled to use the prospectus forming a part of such Shelf Registration Statement, until such Holder shall have delivered a completed and signed Notice and Questionnaire and provided such other information regarding such Holder to the Company as is contemplated by Section 3(b) hereof.

In the event that the Company and the Guarantors are required to file a Shelf Registration Statement pursuant to clause (iii) of the preceding sentence, the Company and the Guarantors shall use their reasonable best efforts to file and have become effective both an Exchange Offer Registration Statement pursuant to Section 2(a) hereof with respect to all Registrable Securities and a Shelf Registration Statement (which may be a combined Registration Statement with the Exchange Offer Registration Statement) with respect to offers and sales of Registrable Securities held by the Initial Purchasers after completion of the Exchange Offer.

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The Company and the Guarantors agree to use their reasonable best efforts to keep the Shelf Registration Statement continuously effective for a period of nine months after such filing becomes effective or such shorter period that will terminate when the Securities cease to be Registrable Securities (the “Shelf Effectiveness Period”). The Company and the Guarantors further agree to supplement or amend the Shelf Registration Statement, the related Prospectus and any Free Writing Prospectus if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement or by the Securities Act or by any other rules and regulations thereunder or if reasonably requested by a Holder of Registrable Securities with respect to information relating to such Holder, and to use their reasonable best efforts to cause any such amendment to become effective, if required, and such Shelf Registration Statement, Prospectus or Free Writing Prospectus, as the case may be, to become usable as soon as thereafter practicable. The Company and the Guarantors agree to furnish to the Participating Holders copies of any such supplement or amendment promptly after its being used or filed with the SEC.

(c) The Company and the Guarantors shall pay all Registration Expenses in connection with any registration pursuant to Section 2(a) or Section 2(b) hereof. Each Holder shall pay all underwriting discounts and commissions, brokerage commissions and transfer taxes, if any, relating to the sale or disposition of such Holder’s Registrable Securities pursuant to the Shelf Registration Statement.

(d) An Exchange Offer Registration Statement pursuant to Section 2(a) hereof will not be deemed to have become effective unless it has been declared effective by the SEC. A Shelf Registration Statement pursuant to Section 2(b) hereof will not be deemed to have become effective unless it has been declared effective by the SEC or is automatically effective upon filing with the SEC as provided by Rule 462 under the Securities Act. Notwithstanding the foregoing, the only remedy available under this Agreement for the failure of the Issuer to satisfy the obligations set forth in Sections 2(a) and 2(b) hereof shall be payment by the Issuer of the additional interest as set forth immediately below and the remedy of specific enforcement provided by Section 2(e) hereof.

If a Registration Default occurs, the interest rate on the Registrable Securities will be increased by (i) 0.25% per annum for the first 90-day period beginning on the day immediately following such Registration Default and (ii) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case until and including the date such Registration Default ends, up to a maximum increase of 1.00% per annum. A Registration Default ends when the Securities cease to be Registrable Securities or, if earlier, (1) in the case of a Registration Default under clause (i) of the definition thereof, when the Exchange Offer is completed, (2) in the case of a Registration Default under clause (ii) or clause (iii) of the definition thereof, when the Shelf Registration Statement becomes effective or (3) in the case of a Registration Default under clause (iv) or clause (v) of the definition thereof, when the Shelf Registration Statement again

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becomes effective or the Prospectus again becomes usable. If at any time more than one Registration Default has occurred and is continuing, then, until the next date that there is no Registration Default, the increase in interest rate provided for by this paragraph shall apply as if there occurred a single Registration Default that begins on the date that the earliest such Registration Default occurred and ends on such next date that there is no Registration Default.

Notwithstanding the foregoing a Holder of Securities who is not entitled to the benefits of a Shelf Registration Statement shall not be entitled to additional interest with respect to a Registration Default that pertains to such Shelf Registration Statement.

(e) Without limiting the remedies available to the Initial Purchasers and the Holders, the Company and the Guarantors acknowledge that any failure by the Company or the Guarantors to comply with their obligations under Section 2(a) and Section 2(b) hereof may result in material irreparable injury to the Initial Purchasers or the Holders for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of any such failure, the Initial Purchasers or any Holder may obtain such relief as may be required to specifically enforce the Company’s and the Guarantors’ obligations under Section 2(a) and Section 2(b) hereof.

3. Registration Procedures. (a) In connection with their obligations pursuant to Section 2(a) and Section 2(b) hereof, the Company and the Guarantors shall:

(i) prepare and file with the SEC a Registration Statement on the appropriate form under the Securities Act, which form (A) shall be selected by the Company and the Guarantors, (B) shall, in the case of a Shelf Registration, be available for the sale of the Registrable Securities by the Holders thereof and (C) shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith; and use their reasonable best efforts to cause such Registration Statement to become effective and remain effective for the applicable period in accordance with Section 2 hereof;

(ii) prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for the applicable period in accordance with Section 2 hereof and cause each Prospectus to be supplemented by any required prospectus supplement and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act; and keep each Prospectus current during the period described in Section 4(3) of and Rule 174 under the Securities Act that is applicable to transactions by brokers or dealers with respect to the Registrable Securities or Exchange Securities;

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(iii) to the extent any Free Writing Prospectus is used, file with the SEC any Free Writing Prospectus that is required to be filed by the Company or the Guarantors with the SEC in accordance with the Securities Act and to retain any Free Writing Prospectus not required to be filed;

(iv) in the case of a Shelf Registration, furnish to each Participating Holder, to counsel for the Initial Purchasers, to counsel for such Participating Holders and to each Underwriter of an Underwritten Offering of Registrable Securities, if any, without charge, as many copies of each Prospectus, preliminary prospectus or Free Writing Prospectus, and any amendment or supplement thereto, as such Participating Holder, counsel or Underwriter may reasonably request in order to facilitate the sale or other disposition of the Registrable Securities thereunder; and, subject to Section 3(c) hereof, the Company and the Guarantors consent to the use of such Prospectus, preliminary prospectus or such Free Writing Prospectus and any amendment or supplement thereto in accordance with applicable law by each of the Participating Holders and any such Underwriters in connection with the offering and sale of the Registrable Securities covered by and in the manner described in such Prospectus, preliminary prospectus or such Free Writing Prospectus or any amendment or supplement thereto in accordance with applicable law;

(v) use their reasonable best efforts to register or qualify the Registrable Securities under all applicable state securities or blue sky laws of such jurisdictions as any Participating Holder shall reasonably request in writing by the time the applicable Registration Statement becomes effective; cooperate with such Participating Holders in connection with any filings required to be made with FINRA; and do any and all other acts and things that may be reasonably necessary or advisable to enable each Participating Holder to complete the disposition in each such jurisdiction of the Registrable Securities owned by such Participating Holder; provided that neither the Company nor any Guarantor shall be required to (1) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (2) file any general consent to service of process in any such jurisdiction or (3) subject itself to taxation in any such jurisdiction if it is not so subject;

(vi) notify counsel for the Initial Purchasers and, in the case of a Shelf Registration, notify each Participating Holder and counsel for such Participating Holders promptly and, if requested by any such Participating Holder or counsel, confirm such advice in writing (1) when a Registration Statement has become effective, when any post-effective amendment thereto has been filed and becomes effective, when any Free Writing Prospectus has been filed or any amendment or supplement to the Prospectus or any Free Writing Prospectus has been filed, (2) of any request by the SEC or any state securities authority for amendments and supplements to a Registration Statement, Prospectus or any Free Writing Prospectus or for additional information after the Registration Statement has become effective, (3) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of a Registration Statement or the

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initiation of any proceedings for that purpose, including the receipt by the Company of any notice of objection of the SEC to the use of a Shelf Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act, (4) if, between the applicable effective date of a Shelf Registration Statement and the closing of any sale of Registrable Securities covered thereby, the representations and warranties of the Company or any Guarantor contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to an offering of such Registrable Securities cease to be true and correct in all material respects or if the Company or any Guarantor receives any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose, (5) of the happening of any event during the period a Registration Statement is effective that makes any statement made in such Registration Statement or the related Prospectus or any Free Writing Prospectus untrue in any material respect or that requires the making of any changes in such Registration Statement or Prospectus or any Free Writing Prospectus in order to make the statements therein not misleading and (6) of any determination by the Company or any Guarantor that a post-effective amendment to a Registration Statement or any amendment or supplement to the Prospectus or any Free Writing Prospectus would be appropriate;

(vii) use their reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement or, in the case of a Shelf Registration, the resolution of any objection of the SEC pursuant to Rule 401(g)(2) under the Securities Act, including by filing an amendment to such Registration Statement on the proper form, as soon as practicable, and provide prompt notice to each Holder or Participating Holder of the withdrawal of any such order or such resolution;

(viii) in the case of a Shelf Registration, upon written request, furnish to each Participating Holder, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto (without any documents incorporated therein by reference or exhibits thereto, unless requested);

(ix) in the case of a Shelf Registration, cooperate with the Participating Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends and enable such Registrable Securities to be issued in such denominations and registered in such names (consistent with the provisions of the Indenture) as such Participating Holders may reasonably request at least one Business Day prior to the closing of any sale of Registrable Securities;

(x) upon the occurrence of any event contemplated by Section 3(a)(vi)(5) hereof, use their reasonable best efforts to prepare and file with the SEC a supplement or post-effective amendment to the applicable Exchange Offer Registration Statement or Shelf Registration Statement or the related

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Prospectus or any Free Writing Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered (or, to the extent permitted by law, made available) to purchasers of the Registrable Securities, such Prospectus or Free Writing Prospectus, as the case may be, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Company and the Guarantors shall notify the Participating Holders (in the case of a Shelf Registration Statement) and the Initial Purchasers and any Participating Broker-Dealers known to the Company (in the case of an Exchange Offer Registration Statement) to suspend use of the Prospectus or any Free Writing Prospectus as promptly as practicable after the occurrence of such an event, and such Participating Holders, such Participating Broker-Dealers and the Initial Purchasers, as applicable, hereby agree to suspend use of the Prospectus or any Free Writing Prospectus, as the case may be, until the Company and the Guarantors have amended or supplemented the Prospectus or the Free Writing Prospectus, as the case may be, to correct such misstatement or omission;

(xi) a reasonable time prior to the filing of any Registration Statement, any Prospectus, any Free Writing Prospectus, any amendment to a Registration Statement or amendment or supplement to a Prospectus or a Free Writing Prospectus or of any document that is to be incorporated by reference into a Registration Statement, a Prospectus or a Free Writing Prospectus after initial filing of a Registration Statement, provide copies of such document to the Initial Purchasers and their counsel (and, in the case of a Shelf Registration Statement, to the Participating Holders and their counsel) and make such of the representatives of the Company and the Guarantors as shall be reasonably requested by the Initial Purchasers or their counsel (and, in the case of a Shelf Registration Statement, the Participating Holders or their counsel) available for discussion of such document; and the Company and the Guarantors shall not, at any time after initial filing of a Registration Statement, use or file any Prospectus, any Free Writing Prospectus, any amendment of or supplement to a Registration Statement or a Prospectus or a Free Writing Prospectus, or any document that is to be incorporated by reference into a Registration Statement, a Prospectus or a Free Writing Prospectus, of which the Initial Purchasers and their counsel (and, in the case of a Shelf Registration Statement, the Participating Holders and their counsel) shall not have previously been advised and furnished a copy or to which the Initial Purchasers or their counsel (and, in the case of a Shelf Registration Statement, the Participating Holders or their counsel) shall object;

(xii) obtain a CUSIP number for all Exchange Securities or Registrable Securities, as the case may be, not later than the initial effective date of a Registration Statement;

(xiii) cause the Indenture to be qualified under the Trust Indenture Act in connection with the registration of the Exchange Securities or Registrable Securities, as the case may be; cooperate with the Trustee and the Holders to

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effect such changes to the Indenture as may be required for the Indenture to be so qualified in accordance with the terms of the Trust Indenture Act; and execute, and use their reasonable best efforts to cause the Trustee to execute, all documents as may be required to effect such changes and all other forms and documents required to be filed with the SEC to enable the Indenture to be so qualified in a timely manner;

(xiv) in the case of a Shelf Registration, make available for inspection by a representative of the Participating Holders (an “Inspector”), any Underwriter participating in any disposition pursuant to such Shelf Registration Statement, any attorneys and accountants designated by a majority in aggregate principal amount of the Securities held by the Participating Holders and any attorneys and accountants designated by such Underwriter, at reasonable times and in a reasonable manner, all pertinent financial and other records, documents and properties of the Company and its subsidiaries, and cause the respective officers, directors and employees of the Company and the Guarantors to supply all information reasonably requested by any such Inspector, Underwriter, attorney or accountant in connection with a Shelf Registration Statement; provided that if any such information is identified by the Company or any Guarantor as being confidential or proprietary, each Person receiving such information shall take such actions as are reasonably necessary to protect the confidentiality of such information to the extent such action is otherwise not inconsistent with, an impairment of or in derogation of the rights and interests of any Inspector, Holder or Underwriter);

(xv) in the case of a Shelf Registration, use their reasonable best efforts to cause all Registrable Securities to be listed on any securities exchange or any automated quotation system on which similar securities issued or guaranteed by the Company or any Guarantor are then listed if requested by the Majority Holders, to the extent such Registrable Securities satisfy applicable listing requirements;

(xvi) if reasonably requested by any Participating Holder, promptly include in a Prospectus supplement or post-effective amendment such information with respect to such Participating Holder as such Participating Holder reasonably requests to be included therein and make all required filings of such Prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received notification of the matters to be so included in such filing;

(xvii) in the case of a Shelf Registration, enter into such customary agreements and take all such other actions in connection therewith (including those requested by the Holders of a majority in principal amount of the Registrable Securities covered by the Shelf Registration Statement) in order to expedite or facilitate the disposition of such Registrable Securities including, but not limited to, an Underwritten Offering and in such connection, (1) to the extent possible, make such representations and warranties to the Participating Holders and any Underwriters of such Registrable Securities with respect to the business of the

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Company and its subsidiaries and the Registration Statement, Prospectus, any Free Writing Prospectus and documents incorporated by reference or deemed incorporated by reference, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings and confirm the same if and when requested, (2) obtain opinions of counsel to the Company and the Guarantors (which counsel and opinions, in form, scope and substance, shall be reasonably satisfactory to the Participating Holders and such Underwriters and their respective counsel) addressed to each Participating Holder and Underwriter of Registrable Securities, covering the matters customarily covered in opinions requested in underwritten offerings, (3) obtain “comfort” letters from the independent registered public accountants of the Company and the Guarantors (and, if necessary, any other registered public accountant of any subsidiary of the Company or any Guarantor, or of any business acquired by the Company or any Guarantor for which financial statements and financial data are or are required to be included in the Registration Statement) addressed to each Participating Holder (to the extent permitted by applicable professional standards) and Underwriter of Registrable Securities, such letters to be in customary form and covering matters of the type customarily covered in “comfort” letters in connection with underwritten offerings, including but not limited to financial information contained in any preliminary prospectus, Prospectus or Free Writing Prospectus and (4) deliver such documents and certificates as may be reasonably requested by the Holders of a majority in principal amount of the Registrable Securities being sold or the Underwriters, and which are customarily delivered in underwritten offerings, to evidence the continued validity of the representations and warranties of the Company and the Guarantors made pursuant to clause (1) above and to evidence compliance with any customary conditions contained in an underwriting agreement; and

(xviii) so long as any Registrable Securities remain outstanding, cause each Additional Guarantor upon the creation or acquisition by the Company of such Additional Guarantor, to execute a counterpart to this Agreement in the form attached hereto as Annex A and to deliver such counterpart, together with an opinion of counsel as to the enforceability thereof against such entity, to the Initial Purchasers no later than five Business Days following the execution thereof.

(b) In the case of a Shelf Registration Statement, the Company may require each Holder of Registrable Securities to furnish to the Company a Notice and Questionnaire and such other information regarding such Holder and the proposed disposition by such Holder of such Registrable Securities as the Company and the Guarantors may from time to time reasonably request in writing.

(c) Each Participating Holder agrees that, upon receipt of any notice from the Company and the Guarantors of the happening of any event of the kind described in Section 3(a)(vi)(3) or Section 3(a)(vi)(5) hereof, such Participating Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Shelf Registration Statement until such Participating Holder’s receipt of the copies of the supplemented or amended Prospectus and any Free Writing

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Prospectus contemplated by Section 3(a)(x) hereof and, if so directed by the Company and the Guarantors, such Participating Holder will deliver to the Company and the Guarantors all copies in its possession, other than permanent file copies then in such Participating Holder’s possession, of the Prospectus and any Free Writing Prospectus covering such Registrable Securities that is current at the time of receipt of such notice.

(d) If the Company and the Guarantors shall give any notice to suspend the disposition of Registrable Securities pursuant to a Registration Statement, the Company and the Guarantors shall extend the period during which such Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date when the Holders of such Registrable Securities shall have received copies of the supplemented or amended Prospectus or any Free Writing Prospectus necessary to resume such dispositions. The Company and the Guarantors may give any such notice only twice during any 365-day period and any such suspensions shall not exceed 30 days for each suspension and there shall not be more than two suspensions in effect during any 365-day period.

(e) The Participating Holders who desire to do so may sell such Registrable Securities in an Underwritten Offering. In any such Underwritten Offering, the investment bank or investment banks and manager or managers (each an “Underwriter”) that will administer the offering will be selected by the Holders of a majority in principal amount of the Registrable Securities included in such offering.

4. Participation of Broker-Dealers in Exchange Offer. (a) The Staff has taken the position that any broker-dealer that receives Exchange Securities for its own account in the Exchange Offer in exchange for Securities that were acquired by such broker-dealer as a result of market-making or other trading activities (a “Participating Broker-Dealer”) may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Securities.

The Company and the Guarantors understand that it is the Staff’s position that if the Prospectus contained in the Exchange Offer Registration Statement includes a plan of distribution containing a statement to the above effect and the means by which Participating Broker-Dealers may resell the Exchange Securities, without naming the Participating Broker-Dealers or specifying the amount of Exchange Securities owned by them, such Prospectus may be delivered by Participating Broker-Dealers (or, to the extent permitted by law, made available to purchasers) to satisfy their prospectus delivery obligation under the Securities Act in connection with resales of Exchange Securities for their own accounts, so long as the Prospectus otherwise meets the requirements of the Securities Act.

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(b) In light of the above, and notwithstanding the other provisions of this Agreement, the Company and the Guarantors agree to amend or supplement the Prospectus contained in the Exchange Offer Registration Statement for a period of up to 180 days after the last Exchange Date (as such period may be extended pursuant to Section 3(d) hereof), in order to expedite or facilitate the disposition of any Exchange Securities by Participating Broker-Dealers consistent with the positions of the Staff recited in Section 4(a) above. The Company and the Guarantors further agree that Participating Broker-Dealers shall be authorized to deliver such Prospectus (or, to the extent permitted by law, make available) during such period in connection with the resales contemplated by this Section 4.

(c) The Initial Purchasers shall have no liability to the Company, any Guarantor or any Holder with respect to any request that they may make pursuant to Section 4(b) hereof.

6. Indemnification and Contribution. (a) The Company and each Guarantor, jointly and severally, agree to indemnify and hold harmless each Initial Purchaser and each Holder, their respective affiliates, directors and officers and each Person, if any, who controls any Initial Purchaser or any Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, reasonable legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (1) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (2) any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, any Free Writing Prospectus or any “issuer information” (“Issuer Information”) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Initial Purchaser or information relating to any Holder furnished to the Company in writing through the Representatives or any selling Holder, respectively, expressly for use therein. In connection with any Underwritten Offering permitted by Section 3, the Company and the Guarantors, jointly and severally, will also indemnify the Underwriters, if any, selling brokers, dealers and similar securities industry professionals participating in the distribution, their respective affiliates and each Person who controls such Persons (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders, if requested in connection with any Registration Statement, any Prospectus, any Free Writing Prospectus or any Issuer Information.

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(b) Each Holder agrees, severally and not jointly, to indemnify and hold harmless the Company, the Guarantors, the Initial Purchasers and the other selling Holders, the directors of the Company and the Guarantors, each officer of the Company and the Guarantors who signed the Registration Statement and each Person, if any, who controls the Company, the Guarantors, any Initial Purchaser and any other selling Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Holder furnished to the Company in writing by such Holder expressly for use in any Registration Statement, any Prospectus and any Free Writing Prospectus.

(c) If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any Person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such Person (the “Indemnified Person”) shall promptly notify the Person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under paragraph (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under paragraph (a) or (b) above. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 5 that the Indemnifying Person may designate in such proceeding and shall pay the reasonable fees and expenses of such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses

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shall be reimbursed as they are incurred. Any such separate firm (x) for any Initial Purchaser, its affiliates, directors and officers and any control Persons of such Initial Purchaser shall be designated in writing by J.P. Morgan Securities LLC, (y) for any Holder, its directors and officers and any control Persons of such Holder shall be designated in writing by the Majority Holders and (z) in all other cases shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (A) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (B) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d) If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantors from the offering of the Securities and the Exchange Securities, on the one hand, and by the Holders from receiving Securities or Exchange Securities registered under the Securities Act, on the other hand, or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company and the Guarantors on the one hand and the Holders on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company and the Guarantors on the one hand and the Holders on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Guarantors or by the Holders and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

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(e) The Company, the Guarantors and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 5 were determined by pro rata allocation (even if the Holders were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 5, in no event shall a Holder be required to contribute any amount in excess of the amount by which the total price at which the Securities or Exchange Securities sold by such Holder exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The Holders’ obligations to contribute pursuant to this Section 5 are several and not joint.

(f) The remedies provided for in this Section 5 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

(g) The indemnity and contribution provisions contained in this Section 5 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Initial Purchasers, or any Holder or any Person controlling any Initial Purchaser or any Holder, or by or on behalf of the Company or the Guarantors or the officers or directors of or any Person controlling the Company or the Guarantors, (iii) acceptance of any of the Exchange Securities and (iv) any sale of Registrable Securities pursuant to a Shelf Registration Statement.

6. General.

(a) No Inconsistent Agreements. The Company and the Guarantors represent, warrant and agree that (i) the rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of any other outstanding securities issued or guaranteed by the Company or any Guarantor under any other agreement and (ii) neither the Company nor any Guarantor has entered into, or on or after the date of this Agreement will enter into, any agreement that is inconsistent with the rights granted to the Holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof.

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(b) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company and the Guarantors have obtained the written consent of Holders of at least a majority in aggregate principal amount of the outstanding Registrable Securities affected by such amendment, modification, supplement, waiver or consent; provided that no amendment, modification, supplement, waiver or consent to any departure from the provisions of Section 5 hereof shall be effective as against any Holder of Registrable Securities unless consented to in writing by such Holder. Any amendments, modifications, supplements, waivers or consents pursuant to this Section 6(b) shall be by a writing executed by each of the parties hereto.

(c) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telecopier, or any courier guaranteeing overnight delivery (i) if to a Holder, at the most current address given by such Holder to the Company by means of a notice given in accordance with the provisions of this Section 6(c), which address initially is, with respect to the Initial Purchasers, the address set forth in the Purchase Agreement; (ii) if to the Company and the Guarantors, initially at the Company’s address set forth in the Purchase Agreement and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 6(c); and (iii) to such other persons at their respective addresses as provided in the Purchase Agreement and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 6(c). All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt is acknowledged, if telecopied; and on the next Business Day if timely delivered to an air courier guaranteeing overnight delivery. Copies of all such notices, demands or other communications shall be concurrently delivered by the Person giving the same to the Trustee, at the address specified in the Indenture.

(d) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties, including, without limitation and without the need for an express assignment, subsequent Holders; provided that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Registrable Securities in violation of the terms of the Purchase Agreement or the Indenture. If any transferee of any Holder shall acquire Registrable Securities in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all the terms of this Agreement, and by taking and holding such Registrable Securities such Person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such Person shall be entitled to receive the benefits hereof. The Initial Purchasers (in their capacity as Initial Purchasers) shall have no liability or obligation to the Company or the Guarantors with respect to any failure by a Holder to comply with, or any breach by any Holder of, any of the obligations of such Holder under this Agreement.

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(e) Third Party Beneficiaries. Each Holder shall be a third party beneficiary to the agreements made hereunder between the Company and the Guarantors, on the one hand, and the Initial Purchasers, on the other hand, and shall have the right to enforce such agreements directly to the extent it deems such enforcement necessary or advisable to protect its rights or the rights of other Holders hereunder.

(f) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(g) Headings. The headings in this Agreement are for convenience of reference only, are not a part of this Agreement and shall not limit or otherwise affect the meaning hereof.

(h) Governing Law. This Agreement, and any claim, controversy or dispute arising under or related to this Agreement, shall be governed by and construed in accordance with the laws of the State of New York.

(j) Entire Agreement; Severability. This Agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect thereto. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable or against public policy, the remainder of the terms, provisions, covenants and restrictions contained herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated. The Company, the Guarantors and the Initial Purchasers shall endeavor in good faith negotiations to replace the invalid, void or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, void or unenforceable provisions.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

MARVELL TECHNOLOGY, INC.

By	/s/ Jean Hu
Name:	Jean Hu
Title:	President and Chief Financial Officer

MARVELL TECHNOLOGY GROUP LTD.

By	/s/ Jean Hu
Name:	Jean Hu
Title:	Chief Financial Officer

Confirmed and accepted as of the date first above written:

As representatives of the several Initial Purchasers

J.P. MORGAN SECURITIES LLC

By	/s/ Som Bhattacharyya
Authorized Signatory

BOFA SECURITIES, INC.

By	/s/ Laurie Campbell
Authorized Signatory

WELLS FARGO SECURITIES, LLC

By	/s/ Carolyn Hurley
Authorized Signatory

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Annex A

Counterpart to Registration Rights Agreement

The undersigned hereby absolutely, unconditionally and irrevocably agrees as a Guarantor (as defined in the Registration Rights Agreement, dated as of April 12, 2021, by and among Marvell Technology, Inc., a Delaware corporation, the guarantors party thereto and J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers), to be bound by the terms and provisions of such Registration Rights Agreement.

IN WITNESS WHEREOF, the undersigned has executed this counterpart as of ______________, 2021.

[GUARANTOR]

By
Name:
Title:

Exhibit 99.1

PRESS RELEASE

Marvell Technology Group Ltd. Announces Closing of

$2 Billion Senior Notes Offering

Santa Clara, California, April 12, 2021 – Marvell Technology Group Ltd. (NASDAQ: MRVL) (“Marvell”) announced today that its wholly owned subsidiary, Marvell Technology, Inc. (“MTI”), has closed its previously announced offering of: (i) $500,000,000 aggregate principal amount of 1.650% Senior Notes due 2026 (the “2026 Notes”), (ii) $750,000,000 aggregate principal amount of 2.450% Senior Notes due 2028 (the “2028 Notes”) and (iii) $750,000,000 aggregate principal amount of 2.950% Senior Notes due 2031 (the “2031 Notes” and, together with the 2026 Notes and the 2028 Notes, the “Notes,” and such offering, the “Notes Offering”). The Notes were sold pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), to purchasers in the United States and pursuant to Regulation S under the Securities Act to purchasers outside of the United States.

The Notes Offering was conducted in connection with the previously announced proposed acquisition of Inphi Corporation (“Inphi”), which is currently expected to close in April 2021, pending approval by Inphi’s stockholders and Marvell’s shareholders, as well as satisfaction of customary closing conditions. Pursuant to the Agreement and Plan of Merger and Reorganization, dated October 29, 2020 (the “Merger Agreement”), by and among Marvell, MTI, Maui Acquisition Company Ltd, a Bermuda exempted company and a wholly owned subsidiary of MTI (“Bermuda Merger Sub”), Indigo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of MTI (“Delaware Merger Sub”), and Inphi, a Delaware corporation, (i) Bermuda Merger Sub will be merged with and into Marvell (the “Bermuda Merger”), with Marvell continuing as a wholly owned subsidiary of MTI; and (ii) Delaware Merger Sub will be merged with and into Inphi (the “Delaware Merger” and, together with the Bermuda Merger, the “Mergers”), with Inphi continuing as a wholly owned subsidiary of MTI. The net proceeds from the Notes Offering are estimated to be approximately $1.98 billion. MTI intends to use the net proceeds of the Notes Offering to fund a portion of the aggregate cash portion of the merger consideration payable to Inphi stockholders in connection with the Mergers and to pay related fees and expenses. MTI expects to use any remaining net proceeds from the Notes Offering for general corporate purposes. If (i) the Mergers have not been consummated on or prior to June 29, 2021 (or such later date as the parties may designate in accordance with the Merger Agreement, up to March 1, 2022) or (ii) prior to such date, MTI notifies the trustee that MTI and Marvell will not pursue the consummation of the Mergers, then MTI will be required to redeem each series of the Notes then outstanding at a special mandatory redemption price.

The Notes will accrue interest payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2021. The 2026 Notes will accrue interest at a rate of 1.650% per year, the 2028 Notes will accrue interest at a rate of 2.450% per year and the 2031 Notes will accrue interest at a rate of 2.950% per year. The 2026 Notes will mature on April 15, 2026, the 2028 Notes will mature on April 15, 2028 and the 2031 Notes will mature on April 15, 2031.

MTI may redeem the 2026 Notes, the 2028 Notes or the 2031 Notes at its option at any time in whole or from time to time in part prior to March 15, 2026 (the “2026 Par Call Date”), in the case of the 2026 Notes, February 15, 2028 (the “2028 Par Call Date”), in the case of the 2028 Notes, and January 15, 2031 (the “2031 Par Call Date”), in the case of the 2031 Notes, at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the applicable Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of such Notes, plus in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

MTI may redeem the 2026 Notes, the 2028 Notes or the 2031 Notes at its option at any time in whole or from time to time in part on or after the 2026 Par Call Date, in the case of the 2026 Notes, the 2028 Par Call Date, in the case of the 2028 Notes, and the 2031 Par Call Date, in the case of the 2031 Notes, at a redemption price equal to 100% of the aggregate principal amount of the applicable Notes being redeemed, plus in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

The Notes have not been registered under the Securities Act or any state securities laws, and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes in any jurisdiction in which the offer, solicitation or sale of the Notes would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Marvell

To deliver the data infrastructure technology that connects the world, we’re building solutions on the most powerful foundation: our partnerships with our customers. Trusted by the world’s leading technology companies for 25 years, we move, store, process and secure the world’s data with semiconductor solutions designed for our customers’ current needs and future ambitions. Through a process of deep collaboration and transparency, we’re ultimately changing the way tomorrow’s enterprise, cloud, automotive, and carrier architectures transform—for the better.

Marvell and the M logo are registered trademarks of Marvell and/or its affiliates in the United States and/or elsewhere. Other names and brands may be claimed as the property of others.

Investor Contacts:

Marvell Investor Relations:

Ashish Saran

408-222-0777

ir@Marvell.com

Additional Information and Where to Find It

This press release relates to a proposed transaction between Marvell and Inphi. In connection with the proposed transaction, on March 11, 2021, MTI filed a registration statement on Form S-4 (File No. 333-251606) with the Securities and Exchange Commission (“SEC”), which included a joint proxy statement of Marvell and Inphi and a prospectus of MTI. The registration statement on Form S-4 has been declared effective by the SEC and a definitive joint proxy statement/prospectus has been sent to all Inphi stockholders and all Marvell shareholders who held shares as of the record date. Each party may file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INPHI AND INVESTORS AND SECURITY HOLDERS OF MARVELL ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Marvell shareholders and Inphi stockholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Marvell, Inphi or MTI through the website maintained by the SEC at www.sec.gov. The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at www.marvell.com or upon written request to Marvell Technology Group Ltd. at 5488 Marvell Lane, Santa Clara, CA 95054. The documents filed by Inphi with the SEC also may be obtained free of charge at Inphi’s website at www.inphi.com or upon written request to Inphi Corporation at 110 Rio Robles, San Jose, California 95134. Information available on, or accessible through, their respective websites is not incorporated by reference herein.

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Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction between Marvell, Inphi and MTI, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, integration efforts related to the transaction, regulatory approvals and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to: the completion of the proposed transaction on anticipated terms and timing or at all, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities and other conditions to the completion of the transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or our ability to integrate the businesses of Marvell and Inphi or due to unexpected costs, liabilities or delays; other factors impacting the semiconductor industry such as supply chain disruptions or component shortages that may impact the production of Marvell or Inphi products or may impact the price of components which in turn may impact margins on any impacted products and any constrained availability from other electronic suppliers impacting Marvell or Inphi customers’ ability to ship their products, which in turn may adversely impact sales to those customers; our ability to obtain or consummate financing or any refinancing related to the transactions upon acceptable terms or at all; risks related to the incurrence of indebtedness in connection with the transaction; litigation relating to the proposed transaction instituted against Marvell and Inphi and their respective directors or officers; the risk that disruptions from the proposed transaction will harm Marvell’s or Inphi’s business, including current plans and operations; the ability of Marvell or Inphi to retain and hire key personnel; our ability to protect our intellectual property; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; risks relating to the value of the shares to be issued in the transaction; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; the impact of public health crises, such as pandemics (including the coronavirus (“COVID-19”) pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets; risks related to the impact on Marvell’s and Inphi’s business of the COVID-19 pandemic, which have impacted, and may continue to impact, Marvell’s and Inphi’s workforce and operations and the transportation and manufacturing of Marvell’s and Inphi’s products; risks related to the impact of the COVID-19 pandemic, which have impacted, and may continue to impact the operations of Marvell’s and Inphi’s customers, distributors, vendors, suppliers, and partners; increased disruption and volatility in the capital markets and credit markets as a result of the COVID-19 pandemic, which could adversely affect Marvell’s and Inphi’s liquidity and capital resources; the impact of the COVID-19 pandemic, or other future pandemics, on the U.S. and global economies; disruptions caused by the COVID-19 pandemic resulting in worker absenteeism, quarantines and restrictions on Marvell’s and Inphi’s employees’ ability to work, innovate, collaborate, and travel; the effects that the current credit and market conditions caused by, or resulting from, the COVID-19 pandemic could have on the liquidity and financial condition of Marvell’s or Inphi’s customers and suppliers, including any impact on their ability to meet their contractual obligations; legislative, regulatory and economic developments affecting Marvell’s or Inphi’s businesses; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which Marvell, MTI and Inphi operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Marvell’s and/or Inphi’s financial performance; restrictions during the pendency of the proposed transaction that may impact Marvell’s or Inphi’s ability to pursue certain business opportunities or strategic transactions; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Marvell’s and Inphi’s response to any of the aforementioned factors; the risk of downturns in the highly cyclical semiconductor industry; failure to receive the approval of the securityholders of Marvell and/or Inphi; and the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect Marvell’s business described in the “Risk Factors” section of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Marvell from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those

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contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Marvell gives no assurance that Marvell will achieve its expectations.

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